   As filed with the Securities and Exchange Commission on October 22, 2001
                                                           Registration No. 333-

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933

                               -----------------
                        United Defense Industries, Inc.
            (Exact Name of Registrant as Specified in Its Charter)

                               -----------------

           Delaware                         3790                 52-2059782
(State or Other Jurisdiction of (Primary Standard Industrial    (IRS Employer
Incorporation or Organization)     Classification Number)    Identification No.)

                       1525 Wilson Boulevard, Suite 700
                           Arlington, Virginia 22209
                                (703) 312-6100
(Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                               -----------------
                               Thomas W. Rabaut
                     President and Chief Executive Officer
                        United Defense Industries, Inc.
                       1525 Wilson Boulevard, Suite 700
                           Arlington, Virginia 22209
                                (703) 312-6100
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)
                               -----------------
                                  Copies to:

       Scott C. Herlihy, Esq.          Jeremy W. Dickens, Esq.
          Latham & Watkins            Weil, Gotshal & Manges LLP
555 Eleventh Street, N.W., Suite 1000      767 Fifth Avenue
        Washington, DC 20004           New York, New York 10153
           (202) 637-2200                   (212) 310-8000

                               -----------------
   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               -----------------
                        CALCULATION OF REGISTRATION FEE


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

   Title of each Class of            Proposed Maximum           Amount of
 Securities to be Registered  Aggregate Offering Price(a)(b) Registration Fee
----------------------------- ------------------------------ ----------------
Common stock, $0.01 par value          $300,000,000              $75,000
------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(a)Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) promulgated under the Securities Act of 1933.
(b)Including shares of common stock which may be purchased by the underwriters to cover over-allotments, if any.

                               -----------------
   The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

                 Subject to Completion, dated October 22, 2001

PROSPECTUS

                                    Shares

 [LOGO]
   UNITED DEFENSE

                        UNITED DEFENSE INDUSTRIES, INC.

                                 Common Stock


--------------------------------------------------------------------------------

This is our initial public offering of common stock. We are offering     shares
and the selling stockholders identified in this prospectus are offering shares. No public market currently exists for our shares. We will not receive any proceeds from the sale of shares offered by the selling stockholders.

We will apply to list our common stock on the New York Stock Exchange. We currently estimate that the initial public offering price will be between $
and $    per share.

   Investing in the shares involves risks. See "Risk Factors" beginning on page
                                     8.

                                            Per Share Total
                                            --------- -----
Public Offering Price......................     $       $
Underwriting Discounts and Commissions.....     $       $
Proceeds to United Defense Industries, Inc.     $       $
Proceeds to Selling Stockholders...........     $       $

The selling stockholders have granted the underwriters a 30-day option to
purchase up to     additional shares of common stock on the same terms and
conditions set forth above solely to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission or regulatory authority has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers and Goldman, Sachs & Co., on behalf of the underwriters, expect
to deliver the shares on or about    , 2001.


--------------------------------------------------------------------------------

LEHMAN BROTHERS                                            GOLDMAN, SACHS & CO.

                               -----------------

                              MERRILL LYNCH & CO.

                               -----------------

                          CREDIT SUISSE FIRST BOSTON

, 2001

                             [INSIDE FRONT COVER]

   [Pictures of products and text under the pictures with the names of the products]

                               TABLE OF CONTENTS

                                        Page                                              Page
                                        ----                                              ----
Available Information..................   i      Management..............................  46
Prospectus Summary.....................   1      Certain Relationships and Related
Risk Factors...........................   8        Transactions..........................  54
Forward-Looking Statements.............  15      Principal and Selling Stockholders......  55
Use of Proceeds........................  16      Description of Capital Stock............  57
Dividend Policy........................  16      Description of Credit Facility..........  59
Capitalization.........................  17      Certain United States Federal Income Tax
Dilution...............................  18        Consequences to Non-U.S. Holders......  60
Selected Consolidated Financial Data...  19      Shares Eligible for Future Sale.........  62
Management's Discussion and Analysis of          Underwriting............................  63
  Financial Condition and Results of             Legal Matters...........................  66
  Operations...........................  22      Experts.................................  66
Business...............................  28      Index to Financial Statements........... F-1

                               -----------------

                             AVAILABLE INFORMATION

   We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 with respect to the shares of our common stock offered by this prospectus. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto as permitted by the rules and regulations of the Commission. For further information about us and our common stock, you should refer to the registration statement. This prospectus summarizes material provisions of certain contracts and other documents to which we refer you. Because the summaries may not contain all of the information that you may find important, you should review the full text of those documents. We have included copies of those documents as exhibits to the registration statement.

   We are subject to the informational requirements of the Securities Exchange Act of 1934, referred to herein as the Exchange Act, and, in accordance therewith, file reports, and other information with the Securities and Exchange Commission, referred to herein as the SEC. Such reports, the registration statement and the exhibits thereto filed and other information may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The registration statement and other information filed by us with the Commission are also available at the Commission's World Wide Web site on the internet at http://www.sec.gov. You may request copies of these filings, at no cost, by telephone at (703) 312-6100 or by mail to: United Defense Industries, Inc., 1525 Wilson Boulevard, Suite 700, Arlington, Virginia 22209, Attn: Chief Financial Officer.

   As a result of the offering, we and our stockholders will become subject to the proxy solicitation rules, annual and periodic reporting requirements and other requirements of the Exchange Act. We will furnish our stockholders with annual reports containing audited financial statements certified by our independent auditors and quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

   You should rely only on the information contained in this prospectus. We and the underwriters have not authorized anyone to provide you with different or additional information. This prospectus is not an offer to sell or a solicitation of an offer to buy our common stock in any jurisdiction where it is unlawful to do so. The information contained in this prospectus is accurate only as of its date, regardless of the date of delivery of this prospectus or of any sale of our common stock.

                              PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read carefully this summary together with the more detailed information, including our financial statements and the related notes, appearing elsewhere in this prospectus. For convenience in this prospectus, "United Defense," "we," "us," and "our" refer to United Defense Industries, Inc. and its subsidiaries, taken as a whole.

                                United Defense

   United Defense is a leader in the design, development and production of combat vehicles, artillery, naval guns, missile launchers and precision munitions used by the U.S. Department of Defense and allied militaries around the world. We are a sole-source, prime contractor on several programs comprising critical elements of the U.S. military force structure. We have an installed base of over 100,000 combat vehicles and 100,000 weapon systems currently in use by the U.S. Department of Defense and more than 40 allied militaries. Our 60 years of experience has led to long standing customer relationships, proprietary technologies, a diversified product portfolio, disciplined program management and a competitive cost structure. For the twelve months ended September 30, 2001, we had revenue of $1.2 billion and Adjusted EBITDA of $163.0 million. Approximately 25% of these sales were to international customers. As of September 30, 2001, we had a funded backlog of $2.0 billion.

   We are currently the sole-source, prime contractor for a number of critical U.S. military programs, including:

   Bradley Fighting Vehicle, the U.S. Army's primary armored infantry vehicle;

   Mk 45 Gun System, the lightest, most reliable, fully automated 5-inch naval gun system;

   Mk 41 Vertical Launch System, missile canisters and, in conjunction with Lockheed Martin Corporation, missile launchers for the U.S. Navy's surface fleet;

   Crusader, a technologically advanced, long-range, precision artillery system being developed for the U.S. Army; and

   Advanced Gun System, the next generation 155mm naval gun system being developed for the U.S. Navy.

   We have developed expertise in the design and manufacture of technologically advanced combat systems that can acquire, synthesize and utilize battlefield information from multiple sources. This expertise enables us to:

   . increase significantly the effectiveness of combat vehicles and weapon systems;

   . integrate new technologies into our installed base; and

   . compete effectively to win prime contracts for next-generation combat systems.

Industry Overview/Market Opportunity

   We derive our revenues predominantly from contracts with the U.S. Department of Defense, allied governments and other prime contractors. As a result, funding for our development and production programs is generally linked to trends in U.S. and international defense spending. We believe that domestic and international defense spending will grow over the next several years as a result of an increased focus on national security by the U.S. Government and its allies. We believe the following trends and developments will drive the growth in our industry:

   . the U.S. defense budget submission for fiscal 2002 reflects an 11% increase over fiscal 2001;

   . defense procurement and development accounts are growing proportionately with overall national security spending and are expected to continue growing in the near future;

   . the Bush Administration's recently published Quadrennial Defense Review calls for retaining the current force structure and increasing investment in next-generation technologies and capabilities to enable U.S. military forces to more effectively counter emerging threats; and

   . the terrorist attacks of September 11, 2001 have generated strong
     Congressional support for increased defense spending.

Business Strengths

   We believe that the following strengths are critical to our success as a leading sole-source, prime contractor to the U.S. Department of Defense and allied militaries:

   We are a leading developer of key combat vehicles and weapon systems. We are at the forefront of research, development and design technologies necessary for advanced armored combat vehicles, artillery, naval guns, missile launchers and precision munitions. These technologies have been instrumental in our selection as the prime sole-source developer, system integrator and producer for critical combat systems of the U.S. military, including the Bradley, the Mk 45 naval gun system, the Crusader artillery system and the Advanced Gun System.

   We have an extensive installed base of combat systems. We have a global installed base of approximately 100,000 combat vehicles and 100,000 weapon systems in use by the U.S. military and more than 40 allied militaries. Through our ongoing research and development efforts, we have created a large number of derivative products and upgrades to these combat systems that we sell to our customers to extend the lifecycle of their equipment.

   We have a balanced portfolio of development and production contracts. In addition to our ongoing production and upgrade programs, we are involved in a number of development programs such as the Crusader, which based on U.S. Army estimates could become a $7 billion program, and the U.S. Navy's Advanced Gun System, which could become a $3 billion program. This program mix provides consistent revenue while positioning us for future growth.

   We are a global defense contractor. We have expanded our international presence over the past several years through our direct foreign sales, joint ventures in Turkey and Saudi Arabia, and co-production programs. We further expanded our international operations, gained technology and enhanced our engineering capabilities through the acquisition of Bofors Defence, a leading provider of weapon systems and precision munitions based in Sweden.

   Our senior management team and Board of Directors have extensive experience in the defense industry. On average, our senior management team has been with us for more than 20 years. Members of our Board of Directors have served in senior positions within the U.S. Government, such as Secretary of Defense, Chairman of the Joint Chiefs of Staff and Commander-in-Chief of the U.S. Central Command. Moreover, four of our directors are affiliated with our major stockholder, The Carlyle Group, a Washington D.C.-based global private equity firm with extensive experience in finance and acquisitions in the aerospace and defense industries.

Business Strategy

   We intend to increase our revenues, profitability and shareholder value by expanding our role as a leading systems integrator and prime contractor to the U.S. Department of Defense and allied militaries. Our strategy for achieving this objective is:

   Continue to invest in research, development and advanced technologies and design techniques to capture new business. We intend to lead our current development programs into production and to capture key next-generation programs through our systems integration expertise, technology leadership and ongoing commitment to core research.

   Generate revenue from our installed base through upgrades incorporating advanced technologies and by providing aftermarket services. We will capitalize on our advanced technologies and systems integration capabilities to upgrade our installed base of combat systems and provide lifecycle services to enhance their performance and extend their effective service lives.

   Apply advanced technologies across a range of new programs. We intend to apply our existing technologies across a broad range of additional combat systems and develop derivative products to expand our program base.

   Capitalize on our global presence. We intend to use our long-standing relationships with foreign militaries, our global manufacturing and marketing operations, and our experience with foreign joint ventures and co-production programs to broaden our technology and product base and grow international revenues.

   Selectively pursue acquisitions with complementary products and technologies. We intend to continue participating in the current consolidation of the defense industry by utilizing the business relationships of our senior management team, our Board of Directors and The Carlyle Group to acquire companies with complementary products and technologies, as exemplified by our September 2000 acquisition of Bofors Defence.

Recapitalization

   Since the acquisition of United Defense by affiliates of The Carlyle Group in October 1997, we have generated substantial cash flows. From October 1997 to August 2001, we generated sufficient cash flow to repay $524.2 million of debt, invest in the research and development of combat system technologies, and pursue strategic acquisitions. Our cash flow performance enabled us to undertake a recapitalization in August 2001 that included the repurchase of $182.8 million of our 8.75% senior subordinated notes and provided funds for the payment of a dividend to holders of our common stock of up to $389.7 million. In connection with the recapitalization, we entered into a new senior secured credit facility consisting of $600.0 million in term loans and a $200.0 million revolving credit facility. We used a portion of the proceeds from the term loans to pay a $289.7 million dividend to our stockholders and to complete a tender offer for our outstanding 8.75% senior subordinated notes. Prior to the completion of this offering, we expect to declare and pay the remaining dividend of up to $100.0 million. On a pro forma basis, after giving effect to this offering, and the use of its proceeds, as well as the $100.0 million dividend and our intended application of the proceeds, we would have had $ million principal amount of indebtedness outstanding as of September 30, 2001.

                               -----------------

   We were incorporated in Delaware in August 1997, with our principal executive offices located at 1525 Wilson Boulevard, Suite 700, Arlington, Virginia 22209. Our telephone number is (703) 312-6100.

                                 The Offering


Common stock offered by us:
                                                            shares

Common stock offered by the selling stockholders:
                                                            shares

Common stock to be outstanding after the offering:
                                                            shares

Use of proceeds from this offering:
                                                     We estimate that our share of the net
                                                     proceeds from this offering will be
                                                     approximately $      million, based on an
                                                     assumed initial public offering price of
                                                     $      per share. We plan to use those funds
                                                     to reduce the principal amount outstanding
                                                     under our senior secured credit facility and,
                                                     potentially, for other purposes permitted by
                                                     the terms of that facility. We will receive no
                                                     proceeds from the sale of common stock by
                                                     the selling stockholders.

Proposed New York Stock Exchange symbol:
                                                     "   "

   The number of shares of common stock to be outstanding after this offering:

   . includes 18,106,467 shares outstanding as of September 30, 2001;

   . excludes 1,386,757 shares that may be issued upon the exercise of options outstanding as of September 30, 2001; and

   . excludes 36,043 shares that were reserved for issuance pursuant to our stock option plan as of September 30, 2001.

                                 Risk Factors

   You should carefully read and consider the information set forth under "Risk Factors" and all other information set forth in this prospectus before investing in our common stock.

                      Summary Consolidated Financial Data

   We derived the summary financial data presented below as of and for each of the three years in the period ended December 31, 2000 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the summary financial data as of and for the nine months ended September 30, 2000 and 2001 from our unaudited consolidated interim financial statements included elsewhere in this prospectus. In our opinion, the unaudited consolidated interim financial statements have been prepared on a basis consistent with the audited financial statements and include all adjustments, which are normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for the unaudited periods. The "Pro Forma" column in the summary balance sheet data presented below as of September 30, 2001, gives effect to our expected payment of a $100.0 million dividend prior to the completion of this offering and to the application of the net proceeds from the sale by us of shares of common stock in the offering at
an assumed offering price of $   per share. See "Use of Proceeds" and
"Capitalization." Our historical results are not necessarily indicative of future operating results. You should read the information set forth below in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and their related notes included elsewhere in this prospectus.

                                                                                                      Nine Months Ended
                                                                  Year Ended December 31,               September 30,
                                                           -------------------------------------  ------------------------
                                                              1998         1999         2000         2000         2001
                                                           -----------  -----------  -----------  -----------  -----------
                                                                   (in thousands, except share and per share data)
Statement of Operations Data:
Revenues.................................................. $ 1,217,555  $ 1,213,526  $ 1,183,886  $   867,426  $   913,863
Costs and expenses:
   Cost of sales..........................................   1,099,291      991,907      943,892      687,801      728,836
   Selling, general and administrative expenses...........     177,449      167,877      175,075      130,717      132,816
   Research and development...............................      13,021       12,782       15,760       12,287       16,418
                                                           -----------  -----------  -----------  -----------  -----------
      Total expenses......................................   1,289,761    1,172,566    1,134,727      830,805      878,070
   Earnings related to investments in foreign affiliates..       6,208          533        2,919        2,676        6,417
                                                           -----------  -----------  -----------  -----------  -----------
(Loss) income from operations.............................     (65,998)      41,493       52,078       39,297       42,210
Other income (expense):
   Interest income........................................       1,396        1,820        4,152        2,672        4,621
   Interest expense.......................................     (52,155)     (38,835)     (29,265)     (23,163)     (19,215)
                                                           -----------  -----------  -----------  -----------  -----------
Total other expense.......................................     (50,759)     (37,015)     (25,113)     (20,491)     (14,594)
(Loss) income before income taxes and extraordinary
 item.....................................................    (116,757)       4,478       26,965       18,806       27,616
Provision for income taxes................................       3,250        2,937        6,000        2,224        6,682
                                                           -----------  -----------  -----------  -----------  -----------
(Loss) income before extraordinary item...................    (120,007)       1,541       20,965       16,582       20,934
Extraordinary item--net gain (loss) from extinguishment
 of debt..................................................          --           --          680          680      (22,599)
                                                           -----------  -----------  -----------  -----------  -----------
Net (loss) income......................................... $  (120,007) $     1,541  $    21,645  $    17,262  $    (1,665)
                                                           ===========  ===========  ===========  ===========  ===========

Per Share Data:
Earnings per common share--basic:
   (Loss) income before extraordinary item................ $     (6.78) $      0.09  $      1.16  $      0.92  $      1.16
   Extraordinary item.....................................          --           --         0.04         0.04        (1.25)
                                                           -----------  -----------  -----------  -----------  -----------
   Net (loss) income...................................... $     (6.78) $      0.09  $      1.20  $      0.96  $     (0.09)
                                                           ===========  ===========  ===========  ===========  ===========
   Weighted average common shares outstanding.............  17,695,974   18,041,488   18,037,355   18,037,585   18,081,618

Earnings per common share--diluted:
   (Loss) income before extraordinary item................ $     (6.78) $      0.08  $      1.11  $      0.88  $      1.10
   Extraordinary item.....................................          --           --         0.04         0.04        (1.19)
                                                           -----------  -----------  -----------  -----------  -----------
   Net (loss) income...................................... $     (6.78) $      0.08  $      1.15  $      0.92  $     (0.09)
                                                           ===========  ===========  ===========  ===========  ===========
   Weighted average common shares outstanding.............  17,695,974   18,689,834   18,853,099   18,845,302   18,961,534

Pro forma earnings per common share--diluted (1):
   Net income (loss)......................................                           $                         $
                                                                                     ===========               ===========
   Weighted average common shares outstanding.............
Dividends paid per common share........................... $        --  $        --  $        --  $        --  $     16.00
                                                           ===========  ===========  ===========  ===========  ===========

                                                   Year Ended December 31,          Nine Months Ended
                                             ----------------------------------       September 30,
                                                1998        1999        2000        2000        2001
                                             ----------  ----------  ----------  ----------  ----------
                                                                   (in thousands)

Other Financial Data:
Funded backlog (at period end).............. $1,430,908  $1,433,485  $1,862,529  $1,819,659  $2,028,436
Net cash from operating activities..........    197,302     189,633      95,346      46,462      16,662
Net cash (used in) from investing activities       (648)    (23,714)      2,868       1,041     (13,029)
Net cash (used in) from financing activities   (146,757)   (157,114)    (79,182)    (73,409)      5,358
Capital expenditures........................     24,020      25,246      19,721      11,717      13,318
Adjusted EBITDA (2).........................    170,698     174,733     153,070     110,780     120,670

--------
(1)In accordance with SEC Staff Accounting Bulletin No. 55, pro forma earnings per common share gives effect to the issuance of the shares sold by the Company in this offering as if those shares were issued on January 1, 2000 and used to fund a portion of the dividend paid in August 2001.

(2)EBITDA represents income (loss) from operations excluding depreciation and amortization expense. Adjusted EBITDA represents EBITDA adjusted for recapitalization expenses and other non-recurring charges, the impact of purchase accounting adjustments on inventory from our acquisition of United Defense, L.P. in October 1997 on cost of sales and the impact of the use of the LIFO inventory method. EBITDA and Adjusted EBITDA are not presentations made in accordance with generally accepted accounting principles. EBITDA and Adjusted EBITDA should not be considered in isolation or as substitutes for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles or as measures of profitability or liquidity. EBITDA and Adjusted EBITDA are included in this prospectus to provide additional information with respect to our ability to satisfy our debt service, capital expenditure and working capital requirements and because certain covenants in our senior secured credit facility are based on similar measures. While EBITDA and Adjusted EBITDA are used as measures of operations and the ability to meet debt service requirements, they are not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculations. The calculations of EBITDA and Adjusted EBITDA are shown below:

                                                                             Nine Months Ended
                                                   Year Ended December 31,     September 30,
                                                 --------------------------- -----------------
                                                   1998      1999     2000     2000     2001
                                                 --------  -------- -------- -------- --------
-                                                               (in thousands)
   (Loss) income from operations................ $(65,998) $ 41,493 $ 52,078 $ 39,297 $ 42,210
     Depreciation expense.......................   83,153    55,528   23,882   18,073   15,797
     Amortization expense.......................   89,146    74,526   69,803   53,410   38,623
                                                 --------  -------- -------- -------- --------
   EBITDA.......................................  106,301   171,547  145,763  110,780   96,630
     Recapitalization and other non-recurring
       charges (a)..............................   39,168        --       --       --   18,633
     Impact of inventory purchase accounting
       adjustment on cost of sales (b)..........   19,978     3,186       --       --       --
     Impact of use of LIFO inventory method.....    5,251        --    7,307       --    5,407
                                                 --------  -------- -------- -------- --------
     Adjusted EBITDA............................ $170,698  $174,733 $153,070 $110,780 $120,670
                                                 ========  ======== ======== ======== ========

--------
   (a)Non-recurring charges for the year ended December 31, 1998 are related to charges associated with restructuring our Fridley, Minnesota operation, including special pension termination benefits and curtailments, and charges for impaired assets, as well as charges for impaired assets at our York operations.

   (b)Relates to purchase accounting adjustments resulting from our acquisition of United Defense, L.P. in October 1997.

                                                                       As of September 30,
                                               As of December 31,              2001
                                          ---------------------------  --------------------
                                            1998      1999     2000     Actual    Pro Forma
                                          --------  -------- --------  ---------  ---------
                                                           (in thousands)

Balance Sheet Data:
Cash and cash equivalents................ $ 85,520   $94,325 $113,357  $ 120,240      $
Working capital..........................  (30,854) (71,801)  (60,382)     5,658
Total assets.............................  989,741   873,998  918,094    990,889
Long-term debt, including current portion  506,986   349,843  269,577    600,000
Stockholders' equity (deficit)...........   22,791    24,361   45,895   (247,874)

                                 RISK FACTORS

   Investing in our common stock involves risk. You should carefully consider the following risks as well as the other information contained in this prospectus, including our financial statements and the related notes, before investing in our common stock.

                         Risks Related to Our Business

Our government contracts entail risks.

   We are a sole-source, prime contractor for many different military programs with the U.S. Department of Defense. We depend heavily on the government contracts underlying these programs. Over its lifetime, a program may be implemented by the award of many different individual contracts and subcontracts. The funding of government programs is subject to congressional appropriation. Although multi-year contracts may be authorized in connection with major procurements, Congress generally appropriates funds on a fiscal year basis even though a program may continue for several years. Consequently, programs are often only partially funded and additional funds are committed only as Congress makes further appropriations. The government's termination of, or failure to fully fund, one or more of the contracts for our programs would have a negative impact on our operating results and financial condition.

A reduction in the U.S. defense budget could result in a decrease in our revenue.

   The reduction in the U.S. defense budget that began in the early 1990s caused most defense-related government contractors, including our predecessor company, to experience decreased sales, reduced operating margins and, in some cases, net losses. A significant decline in U.S. military expenditures in the future could materially adversely affect our sales and earnings. The loss or significant reduction in government funding of a large program in which we participate could also materially adversely affect our sales and earnings and thus our ability to meet our financial obligations.

Government contracts contain termination provisions unfavorable to us and are subject to audit and modification by the government at its sole discretion.

   As a company engaged primarily in supplying defense-related equipment and services to the U.S. Government, we are subject to business risks specific to our industry. These risks include the ability of the U.S. Government to unilaterally:

   . suspend or permanently prevent us from receiving new contracts or extending existing contracts based on violations or suspected violations of procurement laws or regulations;

   . terminate our existing contracts;

   . reduce the value of our existing contracts;

   . audit and object to our contract-related costs and fees, including allocated indirect costs;

   . control and potentially prohibit the export of our products; and

   . change certain terms and conditions in our contracts.

   The U.S. Government can terminate any of its contracts with us either for its convenience or if we default by failing to perform. Termination for convenience provisions generally enable us to recover only our costs incurred or committed, and settlement expenses and profit on the work completed, prior to termination. Termination for default provisions do not permit these recoveries and make us liable for excess costs incurred by the U.S. Government in procuring undelivered items from another source. Our contracts with foreign governments may contain similar provisions.

   As a U.S. Government contractor, we are subject to financial audits and other reviews by the U.S. Government of our costs and performance, accounting and general business practices relating to these contracts. Like most large government contractors, we are audited and reviewed on a continual basis. Based on the results of its audits, the U.S. Government may adjust our contract-related costs and fees, including allocated indirect costs. Although adjustments arising from government audits and reviews have not had a material adverse effect on our results of operations in the past, there can be no assurance that future audits and reviews will not have these effects. In addition, under U.S. Government purchasing regulations, some of our costs, including most financing costs, amortization of goodwill and other intangible assets, portions of our research and development costs, and some marketing expenses may not be reimbursable or allowed in our negotiation of fixed-price contracts. Further, as a U.S. Government contractor, we are subject to investigations, legal actions and liabilities to which purely private sector companies are not.

Government contracts are subject to competitive bidding.

   We obtain many of our U.S. Government contracts through a competitive bidding process that subjects us to risks associated with:

   . the frequent need to bid on programs in advance of the completion of their design, that may result in unforeseen technological difficulties and/or cost overruns;

   . the substantial time and effort, including design, development and marketing activities, required to prepare bids and proposals for contracts that may not be awarded to us, such as the contract for the U.S. Army's Interim Armored Vehicle; and

   . the design complexity and rapid rate of technological advancement of defense related products.

   In addition, in order to win the award of developmental programs, we must be able to align our research and development and product offerings with the government's changing concepts of national defense and defense systems. For example, in recent years, there has been a trend in military procurement toward achieving a balance between wheeled and tracked combat vehicles; including the U.S. Army's announced procurement of over 2,000 of these wheeled vehicles in November 2000 for its Interim Armored Vehicle program. We unsuccessfully offered tracked vehicle candidates for the Interim Armored Vehicle program. To the extent that future armored vehicle procurements emphasize wheeled designs, we may remain at a competitive disadvantage if we are unable to offer a competitive wheeled vehicle design. Moreover, we cannot assure you that we will continue to win competitively awarded contracts or that awarded contracts will generate sales sufficient to result in profits.

We rely on key contracts with U.S. Government entities for a significant portion of our sales. A substantial reduction in these contracts would materially adversely affect our operating results.

   We derive revenues predominantly from contracts with agencies of, and prime contractors to, the U.S. Department of Defense. Approximately 70% of our sales for the year ended December 31, 2000, and approximately 77% of our sales for the nine months ended September 30, 2001, were made directly or indirectly to agencies of the U.S. Government. Any significant disruption or deterioration in our relationship with the U.S. Government would significantly reduce our revenues.

   Our largest production program is the Bradley Fighting Vehicle. Our Bradley contracts provided 24%, or $284.8 million, of our sales for the year ended December 31, 2000, and 21%, or $193.0 million, of our sales for the nine months ended September 30, 2001. Our largest development program is the Crusader, which provided 16%, or $184.5 million, of our sales for the year ended December 31, 2000, and 20%, or $183.3 million, of our sales for the nine months ended September 30, 2001. The termination or reduction in scope of either of these major programs or the loss of all or a substantial portion of our sales to the U.S. Government would have a material adverse effect on our financial condition and operating results.

Our fixed-price and cost-plus contracts may commit us to unfavorable terms.

   We provide our products and services primarily through fixed-price and cost-plus contracts. Fixed-price contracts provided 67% of our sales for the year ended December 31, 2000 and 65% of our sales for the nine months ended September 30, 2001, and cost plus contracts provided 33% and 35% of our sales for those two periods, respectively.

   In a fixed-price contract, we must fully absorb cost overruns, notwithstanding the difficulty of estimating all of the costs we will incur in performing these contracts and in projecting the ultimate level of sales that we may achieve. Our failure to anticipate technical problems, estimate costs accurately or control costs during performance of a fixed price contract may reduce the profitability of a fixed-price contract or cause a loss.

   In a cost-plus contract, we are allowed to recover our approved costs plus a fee. The total price on a cost- plus contract is based primarily on allowable costs incurred, but generally is subject to a maximum contract funding limit. U.S. Government regulations require us to notify our customer of any cost overruns or underruns on a cost-plus contract. If we incur costs in excess of the funding limitation specified in the contract, we may not be able to recover those cost overruns.

   Although we believe that we have recorded adequate provisions in our financial statements for losses on our fixed-price contracts, as required under U.S. generally accepted accounting principles, we cannot assure you that our contract loss provisions will be adequate to cover all actual future losses.

Intense competition in the defense industry could limit our ability to win and retain government contracts.

   The defense industry is highly competitive and we encounter significant domestic and international competition for government contracts from other companies, some of which have substantially greater financial, technical, marketing, manufacturing and distribution resources than we do. Our ability to compete for these contracts depends on:

   . the effectiveness of our research and development programs;

   . our ability to offer better program performance than our competitors at a lower cost to the U.S. Government; and

   . the readiness of our facilities, equipment and personnel to undertake the programs for which we compete.

   Additionally, our U.S. Government programs must compete with programs managed by other defense contractors for limited funding. Our competitors continually engage in efforts to expand their business relationship with the U.S. Government and are likely to continue these efforts in the future. The U.S. Government may choose to use other defense contractors for its limited number of defense programs. In addition, the funding of defense programs also competes with non-defense spending of the U.S. Government. Budget decisions made by the U.S. Government are outside of our control and can have long term consequences for the size and structure of United Defense.

   In some instances, the U.S. Government directs to a single supplier all work for a particular program, commonly known as a sole-source program. In those instances, other suppliers who might otherwise be able to compete for various components of the program can only do so if the U.S. Government chooses to reopen the program to competition. While we have derived most of our historical revenues from sole-source programs, we derive and expect to derive a significant portion of our sales through competitive bidding. In addition, although the U.S. Government has historically awarded certain programs to us on a sole-source basis, it may in the future determine to open programs to a competitive bidding process. We cannot assure you that we will continue to be the sole-source contractor on various programs, that we will compete successfully for specific program opportunities or, if we are successful, that awarded contracts will generate sufficient sales to be profitable.

Changes in defense procurement models may make it more difficult for us to successfully bid on projects as a prime contractor and limit sole-source opportunities available to us.

   In recent years, the trend in future combat system design and development has evolved towards the technological integration of various battlefield components, including combat vehicles, command and control network communications, advanced technology artillery systems and robotics. If the U.S. military procurement approach requires this kind of overall battlefield combat system integration, we may be subject to new competition from aerospace and defense companies who have significantly greater resources than we do. This trend could create a role for a prime contractor with broader capabilities that would be responsible for integrating various battlefield component systems and potentially eliminating the role of sole-source providers or prime contractors of component weapon systems. We cannot assure you that we will be able to compete successfully for these broader prime contractor roles with larger horizontally integrated contractors.

Our operating performance is heavily dependent upon the timing of manufacturing and delivery of products under our U.S. Government contracts.

   Our operating results and cash flow are dependent, to a material extent, upon the timing of manufacturing and delivery of products under our government contracts. For example, under recent Bradley production contracts, we do not recognize sales on a unit until we deliver or "field" such unit. This extends the period of time during which we carry these vehicles as inventory and may result in an uneven distribution of revenue from these contracts between periods.

   Our operating results can also be affected by the timing and amounts of dividends we receive from our foreign joint ventures. As a result, our period-to-period performance may fluctuate significantly, and you should not consider our performance during any particular period as necessarily indicative of longer term results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

If we are not successful in integrating the new and complex technologies to be used in our products, our business could be materially and adversely affected.

   The integration of diverse technologies involved in producing our products is a complex task, which in many instances has not been previously attempted. For example, we are currently the prime contractor for the Crusader, which requires us to integrate a number of sophisticated technologies while meeting challenging performance requirements and aggressive timetables. The nature and complexity of the Crusader system is such that we cannot assure the ability of the system to function in its intended manner. As a result, there is a risk that the Crusader may not proceed into the next program phase or eventual production, which would have a material adverse effect on our financial condition and results of operations.

   In addition, our ability to integrate the new and complex technologies involved in our products is subject to risks associated with uncertain costs and availability of resources, including:

   . frequent need to bid on programs before their design is completed, which may result in unforeseen engineering difficulties and/or cost overruns;

   . substantial time and effort required for design and development, and the constant need for design improvement;

   . delays in delivery of necessary components or their scarcity; and

   . limitations on the availability of human resources, such as software engineers and information technology professionals.

Our international operations and foreign joint ventures subject us to risks that could materially adversely affect our results of operations and financial condition.

   We participate in unconsolidated joint ventures in Turkey and Saudi Arabia and in selected co-production programs in several other countries. Our earnings from our joint ventures were $2.9 million for the year ended December 31, 2000 and $6.4 million for the nine months ended September 30, 2001, representing approximately 13.9% and 30.7% of net income before extraordinary items for those periods, respectively. Our export sales, which include U.S. direct foreign sales, U.S. foreign military sales and our revenues from our Bofors Defence subsidiary, totaled $351.0 million for the year ended December 31, 2000 and $207.6 million for the nine months ended September 30, 2001, representing approximately 29.6% and 22.7% of our total revenues for those periods, respectively. Our strategy includes expansion of our international operations and export sales. In connection with these international operations and sales we are subject to risks, including the following:

   . devaluations and fluctuations in currency exchange rates;

   . changes in, or changes in interpretations of, foreign regulations that may adversely affect our ability to sell certain products or repatriate profits to the United States;

   . imposition of limitations on conversions of foreign currencies into U.S.
     dollars;

   . imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries;

   . hyperinflation or political instability in the countries in which we operate or sell to;

   . imposition or increase of investment and other restrictions by foreign governments;

   . the potential imposition of trade or foreign exchange restrictions or increased tariffs; and

   . U.S. arms export control regulations and policies that restrict our ability to supply foreign affiliates and customers.

   . local political pressure to shift from majority to minority ownership positions in joint ventures, which could reduce our control over the conduct, strategy and profitability of these ventures.

   If we expand our international operations, these and other associated risks are likely to become more significant to us. Although these risks have not had a material adverse effect on our financial condition or results of operations in the past, we cannot assure you that these risks will not have a material adverse effect on our results of operations and financial position in the future.

We may not have the ability to make acquisitions, develop strategic alliances, expand or implement new joint ventures, or successfully implement and maintain co-production programs.

   As part of our growth strategy, we intend to expand our current joint ventures and pursue new strategic alliances, selected acquisitions and co-production programs. We consider strategic transactions from time to time and may be evaluating acquisitions, alliances or co-production programs or engaged in negotiations at any time. We compete with other defense contractors for these opportunities. We cannot assure you, therefore, that we will be able to effect transactions with strategic alliance, acquisition or co-production program candidates on commercially reasonable terms or at all. If we enter into these transactions, we also cannot be sure that we will realize the benefits we anticipate. In addition, we cannot be sure that we will be able to obtain additional financing for these transactions.

   The integration of any strategic alliances, acquisitions or co-production programs into our business may result in unforeseen operating difficulties and may require significant financial and managerial resources that would otherwise be available for the ongoing development or expansion of our existing operations. Consummating these transactions could result in the incurrence of additional debt and related interest expense, as well as unforeseen contingent liabilities, all of which could have a material adverse effect on our financial condition and operating results. In addition, we may be required to enter into novation agreements with the U.S. Government in order to succeed to the U.S. Government contracts. Novation can be a lengthy process that often occurs after the consummation of an acquisition. Accordingly, our failure to obtain any required novation could have a material adverse effect on the value to us of an acquired business.

We may not be able to receive or retain the necessary licenses or authorizations required for us to sell our products overseas.

   U.S. Government licenses are required for us to export our products. In the case of certain sales of defense equipment to foreign governments, the U.S. Government's Executive Branch must notify Congress at least 15 to 30 days, depending on the location of the sale, prior to authorizing these sales. During this time, Congress may take action to block the proposed sale. We cannot be sure of our ability to obtain any licenses required to export our products or to receive authorization from the Executive Branch for sales to foreign governments. Failure to receive required licenses or authorization would hinder our ability to sell our products outside the United States.

Our significant level of debt may adversely affect our financial and operating activity.

   We incurred substantial indebtedness in connection with our refinancing in August 2001. As of September 30, 2001, we had $600.0 million of indebtedness outstanding under our credit facility. Assuming we had completed this offering as of September 30, 2001 and applied the net proceeds from the offering to repay outstanding indebtedness, and that we had declared and paid a $100.0
million dividend, we would have had $     million of debt outstanding compared
to a stockholders' deficit of $     as of that date. In the future, we may
borrow more money, subject to the limitations imposed on us by our secured credit facility.

   Our level of indebtedness has important consequences to you and your investment in our common stock. For example, our level of indebtedness may:

   . require us to use a substantial portion of our cash flow from operations to pay interest and principal on our debt, thereby reducing the availability of that cash flow for other purposes such as capital expenditures, research and development, and other investments;

   . limit our ability to obtain additional financing for acquisitions, investments, working capital and other expenditures, which may limit our ability to carry out our business strategy;

   . result in higher interest expenses if interest rates increase on our floating rate borrowings;

   . heighten our vulnerability to downturns in our business or in the general economy and restrict us from making acquisitions, introducing new technologies and products, or exploiting business opportunities; or

   . subject us to covenants that limit our ability to borrow additional funds, dispose of assets or pay cash dividends, or that require us to maintain or meet specified financial ratios or tests, with any failure by us to comply with those covenants potentially resulting in an event of default on that debt and a foreclosure on the assets securing that debt, which would have a material adverse effect on our financial position and results of operations.

We depend on key management and personnel and may not be able to retain those employees or recruit additional qualified personnel.

   We believe that our future success will be due, in part, to the continued services of our senior management team, including Thomas W. Rabaut and Francis Raborn, each of whom is party to an employment agreement. Losing the services of one or more members of our management team could adversely affect our business and our expansion efforts. In addition, competition for some qualified employees, such as software engineers or other advanced engineering professionals, has intensified in recent years and may become even more intense in the future. Our ability to implement our business plan is dependent on our ability to hire and retain technically skilled workers. Our failure to recruit and retain qualified employees could adversely affect our results of operations, and may impair our ability to obtain future contracts.

Environmental laws and regulations may subject us to significant liabilities.

   Our operations are subject to U.S. federal, state and local environmental laws and regulations, as well as environmental laws and regulations in the various countries in which we operate, relating to the discharge, storage, treatment, handling, disposal and remediation of certain materials, substances and wastes. New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements may require us to incur substantial costs in the future. Although a significant portion of our ongoing environmental costs are recoverable from other parties or allowable as costs under the terms of many of our contracts, we cannot assure you that we will not incur material unrecoverable or unallowable costs in the future. In addition, we cannot assure you that environmental costs we expect to be reimbursed by other parties or allowed as charges in U.S. Government contracts will be reimbursed or allowed. A decline in such reimbursement or allowability could have a material adverse effect on our financial condition and results of operations.

We may need to raise additional capital on terms unfavorable to our stockholders.

   Based on our current level of operations, we believe that our cash flow from operations, together with amounts we are able to borrow under our senior credit facility, will be adequate to meet our anticipated operating, capital expenditure and debt service requirements for the foreseeable future. We do not have complete control over our future performance because it is subject to economic, political, financial, competitive, regulatory and other factors affecting the defense industry. It is possible that our business may not generate sufficient cash flow from operations, and we may not otherwise have the capital resources, to allow us to service our debt and make necessary capital expenditures. If this occurs, we may have to sell assets, restructure our debt or obtain additional equity capital, which could be on terms dilutive to our stockholders. We cannot be sure that we would be able to take any of the foregoing actions or that we could do so on terms favorable to us or you.

                        Risks Related to this Offering

We cannot assure you that a market will develop for our stock.

   Prior to the offering, you could not buy or sell our common stock publicly. We intend to file an application for the listing of our common stock on the New York Stock Exchange. However, an active public market for our common stock may not develop or be sustained after the offering. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you or at all. The initial public offering price of our common stock will be determined through negotiations between the representatives of the underwriters and us and may not be indicative of the price that will prevail in the open market.

Future sales of shares by existing stockholders could affect our stock price.

   If our existing stockholders sell substantial amounts of our common stock in the public market following the offering or if there is a perception that they may do so, the market price of our common stock could decline. Based on shares outstanding as of September 30, 2001, upon completion of the offering we will
have outstanding shares of common stock. Of these shares,        shares of
common stock will be freely tradeable. In conjunction with this offering, our directors, officers and certain of our shareholders will enter into lockup agreements with the underwriters under which they will agree not to sell or hedge their shares of our common stock until 180 days from the date of this
prospectus. After these lockup agreements expire, an additional        shares
will be eligible for sale in the public market, subject to volume limits and manner of sale requirements. In addition, the 1,386,757 shares subject to outstanding options and the 36,043 shares reserved for future issuance under our stock option plan will become available for sale immediately upon the exercise of those options.

This offering will have substantial benefits for the individuals and entities that participated in The Carlyle Group's acquisition of our predecessor company.

   The Carlyle Group, our other stockholders and our executive officers will realize substantial benefits from the offering. As a result of this offering, the value of Carlyle's investment in us will increase significantly. In addition, the management agreement we have with Carlyle that is described under "Certain Relationships and Related Transactions" will remain in effect after the offering. In addition to the increase in value of our stockholders' investments, this offering will create a liquid market for our common stock presenting an opportunity for Carlyle and our other stockholders to realize their gain. The lock-up agreements and other transfer restrictions that pertain to our shares immediately after the offering are described elsewhere in this prospectus. The registration rights of Carlyle are described elsewhere in this prospectus. A sale of a substantial number of shares of our stock by Carlyle could cause our stock price to decline.

Our principal stockholder owns a controlling interest in our voting securities.

   Entities controlled by The Carlyle Group hold substantially all of the voting power of Iron Horse Investors, L.L.C., our largest stockholder. Following the completion of the offering, Iron Horse will beneficially own
 %
of our outstanding shares of common stock, or       % if the underwriters
exercise their over-allotment option in full. Consequently, Carlyle has the power to elect all of our directors, appoint new management and control the outcome of all matters submitted to a vote of our stockholders. In addition, pursuant to our agreements with Carlyle, we have agreed to nominate for election as directors each year four individuals designated by Carlyle. This concentration of ownership and agreement to nominate directors may delay or deter possible changes in control of our company, which may reduce the market price of our common stock. The interests of Carlyle may conflict with the interests of other holders of our common stock.

You will incur immediate and substantial dilution.

   The initial public offering price is expected to be substantially higher than the pro forma net tangible book value per share of our outstanding common stock. As a result, investors purchasing common stock in the offering will
incur immediate and substantial dilution in the amount of $        share. In
addition, we have issued options to acquire common stock at prices below the initial public offering price. To the extent these outstanding options are exercised, there will be further dilution to investors in this offering.

Our stock does not have a trading history and the price of our common stock may fluctuate significantly.

   The trading price of our common stock is likely to be volatile. The stock market has experienced extreme volatility, and this volatility has often been unrelated to the operating performance of particular companies. We cannot be sure that an active public market for our common stock will develop or continue after the offering. Investors may not be able to sell their common stock at or above our initial public offering price or at all. Trading prices for the common stock will be influenced by many factors, including variations in our financial results, changes in earnings estimates by industry research analysts, investors' perceptions of us and general economic, industry and market conditions.

                          FORWARD-LOOKING STATEMENTS

   Our disclosure and analysis in this prospectus concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business and the realization of sales from our backlog, include forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" and similar expressions are forward-looking statements. Although these statements are based upon assumptions we consider reasonable, they are subject to risks and uncertainties that are described more fully in this prospectus in the section titled "Risk Factors." Accordingly, we can give no assurance that we will achieve the results anticipated or implied by our forward-looking statements.

                                USE OF PROCEEDS

   Assuming an initial public offering price of $   per share, we estimate that
we will receive net proceeds from this offering of approximately $
million, after deducting underwriting discounts and commissions and other
estimated expenses of $       million payable by us. We will not receive any of
the proceeds from the sale of shares by the selling stockholders.

   We intend to use our net proceeds from the offering to repay outstanding indebtedness under our senior secured credit facility to the extent required by its terms. Our credit facility generally requires us to use all of the net proceeds of this offering to repay indebtedness. However, our credit facility allows us to use the net proceeds from the offering for a limited number of other purposes, including acquisitions, investments in foreign subsidiaries, joint ventures and co-production programs, and capital expenditures. If the opportunity to use the net proceeds for any of these purposes presents itself and we believe it is appropriate to do so, we may use some or all of the net proceeds for one or more of those permitted purposes. Our credit facility consists of a Term A loan that currently bears interest at LIBOR + 3.00% per annum with a final maturity date of August 13, 2007, and a Term B loan that currently bears interest at LIBOR + 3.25% per annum with a final maturity date of August 13, 2009. We used a portion of the proceeds from the term loans to pay a $289.7 million dividend to the holders of our common stock and to complete a tender offer for our outstanding 8.75% senior subordinated notes. See "Summary--Recapitalization."

                                DIVIDEND POLICY

   In connection with our recapitalization, we entered into a senior secured credit facility allowing for a dividend of up to $390.0 million to holders of our common stock. On August 13, 2001, we paid a dividend of $289.7 million to holders of our common stock and we expect to declare and pay an additional dividend of up to $100.0 million prior to the completion of this offering. Except for that dividend, we currently intend to retain all future earnings, if any, for use in the operation of our business and to fund future growth; however our Board of Directors from time to time may consider paying dividends based on our financial performance and other relevant factors. Our senior secured credit facility limits our ability to pay dividends or make other distributions on our common stock.

                                CAPITALIZATION

   The following table sets forth our capitalization as of September 30, 2001:

   . on an actual basis; and

   . on a pro forma basis, to give effect to (i) our expected payment of the remaining $100.0 million dividend related to our recapitalization prior to
     the completion of this offering and (ii) our sale of       shares of
     common stock in this offering at an assumed offering price of $       and
     the application of our net proceeds to reduce our outstanding indebtedness.

   You should read this table in conjunction with the consolidated financial statements and the related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Use of Proceeds" included elsewhere in this prospectus.

                                                As of September 30,
                                                       2001
                                                -------------------
                                                               Pro
                                                  Actual      Forma
                                                 ---------    -----
                                                  (in thousands)
Cash and cash equivalents...................... $ 120,240      $
                                                 =========     ==

Total long-term debt, including current portion $ 600,000      $
Stockholders' deficit:
   Common stock................................       181
   Additional paid-in capital..................        --
   Retained deficit............................  (243,720)
   Accumulated other comprehensive loss........    (4,335)
                                                 ---------     --
       Total stockholders' deficit.............  (247,874)
                                                 ---------     --
          Total capitalization................. $ 352,126      $
                                                 =========     ==

                                   DILUTION

   Dilution is the amount by which the offering price paid by the purchasers of the common stock to be sold in the offering exceeds the net tangible book value per share of our common stock after the offering. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date.

   Our net tangible book value as of September 30, 2001, after giving pro forma effect to the $100.0 million dividend related to our recapitalization that we intend to declare and pay prior to the completion of this offering, would have been $(515.3) million, or $(28.46) per share. After giving effect to our
receipt and intended use of approximately $   million of estimated net proceeds
from our sale of    shares of common stock in the offering at an assumed
offering price of $   per share, our pro forma as adjusted net tangible book
value as of September 30, 2001 would have been approximately $   million, or $
 per share. This represents an immediate increase in pro forma net tangible
book value of $   per share to existing stockholders and an immediate dilution
of $   per share to new investors purchasing shares of common stock in the offering.

   The following table illustrates this substantial and immediate dilution to new investors:

                                                                          Per Share
                                                                          ---------
Assumed initial public offering price...........................             $
   Pro forma net tangible book value before the offering........ $(28.46)
   Increase per share attributable to investors in the offering.
                                                                 -------
Pro forma as adjusted net tangible book value after the offering
                                                                             --
Dilution per share to new investors.............................             $
                                                                             ==

   The following table summarizes on a pro forma basis as of September 30, 2001:

   . the total number of shares of common stock purchased from us;

   . the total consideration paid to us, assuming an initial public offering
     price of $    per share (before deducting the estimated underwriting
     discount and commissions and offering expenses payable by us in connection with this offering); and

   . the average price per share paid by existing stockholders and by new investors purchasing shares in this offering:

                                             Shares Purchased  Total Consideration   Average
                                            ------------------ -------------------- Price Per
                                              Number   Percent    Amount    Percent   Share
                                            ---------- ------- ------------ ------- ---------
Existing stockholders...................... 18,106,467     %   $181,064,670     %    $10.00
Investors in the offering purchasing shares
  offered by us . .........................                %                    %
                                            ----------  ----   ------------  ----    ------
   Total...................................             100%   $             100%
                                            ==========  ====   ============  ====    ======

   The tables and calculations above assume no exercise of stock options outstanding as of September 30, 2001 to purchase 1,386,757 shares of common
stock at a weighted average exercise price of $   per share. To the extent any
of these options are exercised, there will be further dilution to new investors.

                     SELECTED CONSOLIDATED FINANCIAL DATA

   The following table sets forth our selected consolidated financial data for the periods indicated. We have derived our consolidated statement of operations data for the years ended December 31, 1998, 1999 and 2000, the three months ended December 31, 1997 and our balance sheet data as of December 31, 1997, 1998, 1999 and 2000, as well as the statements of operations and balance sheet data for the predecessor company as of and for the year ended December 31, 1996 and the nine months ended September 30, 1997, from our consolidated financial statements, which Ernst & Young LLP, our independent auditors, have audited. We have derived the selected consolidated financial data for the nine-month periods ended September 30, 2000 and 2001 from our unaudited consolidated interim financial statements. In our opinion, the unaudited consolidated interim financial statements have been prepared on a basis consistent with the audited financial statements and include all adjustments, which are normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for the unaudited periods. The historical results presented are not necessarily indicative of future results. Our consolidated financial statements for the years ended December 31, 1998, 1999, and 2000 and our unaudited consolidated interim financial statements for the nine months ended September 30, 2000 and 2001 are included elsewhere in this prospectus. The "Pro Forma" column in the summary balance sheet data presented below as of September 30, 2001, gives effect to our expected payment of a $100.0 million dividend prior to the completion of this offering and to the
application of the net proceeds from the sale by us of      shares of common
stock in the offering at an assumed offering price of $   per share. See "Use
of Proceeds" and "Capitalization." You should read the information set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and their related notes included elsewhere in this prospectus.

   Our predecessor company is United Defense, L.P., which we acquired on October 6, 1997. As a result of adjustments to the carrying value of assets and liabilities pursuant to this transaction, the financial position and results of operations for periods subsequent to the acquisition are not comparable to those of our predecessor. In addition, on March 6, 2000, we acquired all of the outstanding stock of Barnes & Reinecke, Inc., and on September 6, 2000, we acquired all of the outstanding stock of Bofors Defence. Accordingly, the financial statements reflect the results of operations of the acquired entities since the respective dates of acquisition. These acquisitions affect the comparability of the financial data for the periods presented.

                                                           Predecessor                                    United Defense
                                                    -------------------------- ------------------------------------------------
                                                                  Nine Months  Three Months
                                                     Year Ended      Ended        Ended           Year Ended December 31,
                                                    December 31, September 30, December 31, ----------------------------------
                                                        1996         1997          1997        1998        1999        2000
                                                    ------------ ------------- ------------ ----------  ----------  ----------
                                                                                            (in thousands)
Statement of Operations Data:
Revenues...........................................  $1,029,333    $913,925      $342,627   $1,217,555  $1,213,526  $1,183,886
Costs and expenses:
   Cost of sales...................................     820,845     754,977       324,123    1,099,291     991,907     943,892
   Selling, general and administrative expenses....     128,455      91,413        34,947      177,449     167,877     175,075
   Research and development........................      12,853      12,096         4,558       13,021      12,782      15,760
                                                     ----------    --------      --------   ----------  ----------  ----------
     Total expenses................................     962,153     858,486       363,628    1,289,761   1,172,566   1,134,727
   Earnings related to investments in foreign
    affiliates.....................................      31,916      13,521           432        6,208         533       2,919
                                                     ----------    --------      --------   ----------  ----------  ----------
Income (loss) from operations......................      99,096      68,960       (20,569)     (65,998)     41,493      52,078
Other income (expense):
   Interest income.................................       1,933       1,456            --        1,396       1,820       4,152
   Interest expense................................          --          --       (15,690)     (52,155)    (38,835)    (29,265)
                                                     ----------    --------      --------   ----------  ----------  ----------
Total other income (expense).......................       1,933       1,456       (15,690)     (50,759)    (37,015)    (25,113)
Income (loss) before income taxes and extraordinary
 item..............................................     101,029      70,416       (36,259)    (116,757)      4,478      26,965
Provision for income taxes.........................       2,859       1,523            --        3,250       2,937       6,000
                                                     ----------    --------      --------   ----------  ----------  ----------
Income (loss) before extraordinary item............      98,170      68,893       (36,259)    (120,007)      1,541      20,965
Extraordinary item--net gain (loss) from
 extinguishment of debt............................          --          --            --           --          --         680
                                                     ----------    --------      --------   ----------  ----------  ----------
Net income (loss)..................................  $   98,170    $ 68,893      $(36,259)  $ (120,007) $    1,541  $   21,645
                                                     ==========    ========      ========   ==========  ==========  ==========


                                                     Nine Months Ended
                                                       September 30,
                                                    ------------------
                                                      2000      2001
                                                    --------  --------

Statement of Operations Data:
Revenues........................................... $867,426  $913,863
Costs and expenses:
   Cost of sales...................................  687,801   728,836
   Selling, general and administrative expenses....  130,717   132,816
   Research and development........................   12,287    16,418
                                                    --------  --------
     Total expenses................................  830,805   878,070
   Earnings related to investments in foreign
    affiliates.....................................    2,676     6,417
                                                    --------  --------
Income (loss) from operations......................   39,297    42,210
Other income (expense):
   Interest income.................................    2,672     4,621
   Interest expense................................  (23,163)  (19,215)
                                                    --------  --------
Total other income (expense).......................  (20,491)  (14,594)
Income (loss) before income taxes and extraordinary
 item..............................................   18,806    27,616
Provision for income taxes.........................    2,224     6,682
                                                    --------  --------
Income (loss) before extraordinary item............   16,582    20,934
Extraordinary item--net gain (loss) from
 extinguishment of debt............................      680   (22,599)
                                                    --------  --------
Net income (loss).................................. $ 17,262  $ (1,665)
                                                    ========  ========

                                                    Predecessor                                        United Defense
                                             -------------------------  ---------------------------------------------------
                                                           Nine Months  Three Months
                                              Year Ended      Ended        Ended            Year Ended December 31,
                                             December 31, September 30, December 31, -------------------------------------
                                                 1996         1997          1997        1998         1999         2000
                                             ------------ ------------- ------------ -----------  -----------  -----------
                                                                              (in thousands , except per share data)
Per Share Data(1):
Earnings per common share - basic
   (Loss) income before extraordinary
    item....................................         N/A          N/A   $     (2.10) $     (6.78) $      0.09  $      1.16
   Extraordinary item.......................         N/A          N/A            --           --           --         0.04
                                                                        -----------  -----------  -----------  -----------
   Net (loss) income........................         N/A          N/A   $     (2.10) $     (6.78) $      0.09  $      1.20
                                                                        ===========  ===========  ===========  ===========
   Weighted average common shares
    outstanding.............................         N/A          N/A    17,299,524   17,695,974   18,041,488   18,037,355
Earnings per common share--diluted:
   (Loss) income before extraordinary item..         N/A          N/A   $     (2.10) $     (6.78) $      0.08  $      1.11
   Extraordinary item.......................         N/A          N/A            --           --           --         0.04
                                                                        ------------ -----------  -----------  -----------
   Net (loss) income........................         N/A          N/A   $     (2.10) $     (6.78) $      0.08  $      1.15
                                                                        ===========  ===========  ===========  ===========
   Weighted average common shares
    outstanding.............................         N/A          N/A    17,299,524   17,695,974   18,689,834   18,853,099
Pro forma earnings per common share--
 diluted(2):
   Net (loss) income........................         N/A          N/A                                          $
                                                                                                               ===========
   Weighted average common shares
    outstanding.............................         N/A          N/A

Dividends paid per common share.............         N/A          N/A   $        --  $        --  $        --  $        --
                                                                        ===========  ===========  ===========  ===========
Other Financial Data:
Funded backlog (period end).................  $1,548,357   $1,456,715   $ 1,534,108  $ 1,430,908  $ 1,433,485  $ 1,862,529
Net cash from operating activities..........      81,092      122,780        72,058      197,302      189,633       95,346
Net cash (used in) from investing activities      (7,000)       2,713      (851,616)        (648)     (23,714)       2,868
Net cash (used in) from financing activities     (74,965)    (114,409)      804,074     (146,757)    (157,114)     (79,182)
Capital expenditures........................      22,396       23,722        15,893       24,020       25,246       19,721
Adjusted EBITDA (3).........................     146,890      107,838        51,906      170,698      174,733      153,070


                                                 Nine Months Ended
                                                   September 30,
                                             ------------------------
                                                2000         2001
                                             -----------  -----------

Per Share Data(1):
Earnings per common share - basic
   (Loss) income before extraordinary
    item.................................... $      0.92  $      1.16
   Extraordinary item.......................        0.04        (1.25)
                                             -----------  -----------
   Net (loss) income........................ $      0.96  $     (0.09)
                                             ===========  ===========
   Weighted average common shares
    outstanding.............................  18,037,585   18,081,618
Earnings per common share--diluted:
   (Loss) income before extraordinary item.. $      0.88  $      1.10
   Extraordinary item.......................        0.04        (1.19)
                                             -----------  -----------
   Net (loss) income........................ $      0.92  $     (0.09)
                                             ===========  ===========
   Weighted average common shares
    outstanding.............................  18,845,302   18,961,534
Pro forma earnings per common share--
 diluted(2):
   Net (loss) income........................              $
                                                          ===========
   Weighted average common shares
    outstanding.............................

Dividends paid per common share............. $        --  $     16.00
                                             ===========  ===========
Other Financial Data:
Funded backlog (period end)................. $ 1,819,659  $ 2,028,436
Net cash from operating activities..........      46,462       16,662
Net cash (used in) from investing activities       1,041      (13,029)
Net cash (used in) from financing activities     (73,409)       5,358
Capital expenditures........................      11,717       13,318
Adjusted EBITDA (3).........................     110,780      120,670

--------
(1)No per share data is provided for our predecessor for the year ended December 31, 1996 and for the nine months ended September 30, 1997, because our business was operated as a partnership prior to September 30, 1997. As such, there were no common shares outstanding prior to that date.

(2)In accordance with SEC Staff Accounting Bulletin No. 55, pro forma earnings per common share gives effect to the issuance of the shares sold by the Company in this offering as if those shares were issued on January 1, 2000 and used to fund a portion of the dividend paid in August 2001.

(3)EBITDA represents income (loss) from operations excluding depreciation and amortization expense. Adjusted EBITDA represents EBITDA adjusted for recapitalization expenses and other non-recurring charges, the impact of purchase accounting adjustments on inventory from our acquisition of United Defense, L.P. in October 1997 on cost of sales and the impact of the use of the LIFO inventory method. EBITDA and Adjusted EBITDA are not presentations made in accordance with generally accepted accounting principles. EBITDA and Adjusted EBITDA should not be considered in isolation or as substitutes for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles or as measures of profitability or liquidity. EBITDA and Adjusted EBITDA are included in this prospectus to provide additional information with respect to our ability to satisfy our debt service, capital expenditure and working capital requirements and because certain covenants in our senior secured credit facility are based on similar measures. While EBITDA and Adjusted EBITDA are used as measures of operations and the ability to meet debt service requirements, they are not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculations. The calculations of EBITDA and Adjusted EBITDA are shown below:

                                                 Predecessor                                 United Defense
                                          -------------------------- ---------------------------------------------
                                                        Nine Months  Three Months
                                           Year Ended      Ended        Ended         Year Ended December 31,
                                          December 31, September 30, December 31, --------------------------------
                                              1996         1997          1997          1998        1999     2000
                                          ------------ ------------- ------------ -------------- -------- --------
                                                                                  (in thousands)
Income (loss) from operations............   $ 99,096     $ 68,960      $(20,569)     $(65,998)   $ 41,493 $ 52,078
 Depreciation expense....................     26,327       19,331        20,660        83,153      55,528   23,882
 Amortization expense....................     15,167       11,589        14,570        89,146      74,526   69,803
                                            --------     --------      --------      --------    -------- --------
EBITDA...................................   $140,590     $ 99,880      $ 14,661      $106,301    $171,547 $145,763
 Recapitalization and other non-recurring
  charges (a)............................         --           --            --        39,168          --       --
 Impact of inventory purchase accounting
  adjustment on cost of sales (b)........         --           --        37,245        19,978       3,186       --
 Impact of use of LIFO inventory method..      6,300        7,958            --         5,251          --    7,307
                                            --------     --------      --------      --------    -------- --------
Adjusted EBITDA..........................   $146,890     $107,838      $ 51,906      $170,698    $174,733 $153,070
                                            ========     ========      ========      ========    ======== ========


                                          Nine Months Ended
                                            September 30,
                                          -----------------
                                            2000     2001
                                          -------- --------

Income (loss) from operations............ $ 39,297 $ 42,210
 Depreciation expense....................   18,073   15,797
 Amortization expense....................   53,410   38,623
                                          -------- --------
EBITDA................................... $110,780 $ 96,630
 Recapitalization and other non-recurring
  charges (a)............................       --   18,633
 Impact of inventory purchase accounting
  adjustment on cost of sales (b)........       --       --
 Impact of use of LIFO inventory method..       --    5,407
                                          -------- --------
Adjusted EBITDA.......................... $110,780 $120,670
                                          ======== ========

--------
    (a)Non-recurring charges for the year ended December 31, 1998 are related to charges associated with restructuring our Fridley, Minnesota operation, including special pension termination benefits and curtailments, and charges for impaired assets as well as charges for impaired assets at our York operations.

    (b)Relates to purchase accounting adjustments resulting from our acquisition of United Defense, L.P. in October 1997.

                               -----------------

                                                 Predecessor                                 United Defense
                                          -------------------------- ------------------------------------------

                                             As of         As of                 As of December 31,
                                          December 31, September 30, -----------------------------------------
                                              1996         1997         1997      1998      1999       2000
                                          ------------ ------------- ---------- --------  ---------  ---------
                                                                                  (in thousands)
Balance Sheet Data:
Cash and cash equivalents................   $     23     $ 11,107    $   35,623 $ 85,520   $ 94,325  $ 113,357
Working capital..........................     46,555        3,137        29,797  (30,854)   (71,801)   (60,382)
Total assets.............................    644,979      612,138     1,246,083  989,741    873,998    918,094
Long-term debt, including current portion         --           --       659,800  506,986    349,843    269,577
Stockholders' equity (deficit)...........    179,638      131,002       136,741   22,791     24,361     45,895


                                          As of September 30,
                                                  2001
                                          --------------------
                                           Actual    Pro Forma
                                          ---------  ---------

Balance Sheet Data:
Cash and cash equivalents................ $ 120,240      $
Working capital..........................     5,658
Total assets.............................   990,889
Long-term debt, including current portion   600,000
Stockholders' equity (deficit)...........  (247,874)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   You should read the following discussion together with our financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of the factors we describe under "Risk Factors" and elsewhere in this prospectus.

Overview

   United Defense is a leader in the design, development and production of combat vehicles, artillery, naval guns, missile launchers and precision munitions used by the U.S. Department of Defense and more than 40 allied militaries. For many of our key U.S. Department of Defense programs, we are the sole-source prime contractor and systems integrator. We conduct our global operations through our manufacturing facilities in the United States and Sweden, through manufacturing joint ventures in Turkey and Saudi Arabia, and through co-production programs with various other governments and foreign contractors. For the twelve months ended September 30, 2001, we had revenue of $1.2 billion and Adjusted EBITDA of $163.0 million. As of September 30, 2001, we had a funded backlog of approximately $2.0 billion.

   Our results of operations, particularly our revenue, gross profits and cash flows, vary significantly from period to period, depending largely upon the timing of our delivery of finished products, the terms of our contracts and our level of export sales. As a result, period-to-period comparisons may show substantial changes disproportionate to our underlying business activity. Accordingly, we do not believe that our quarterly results of operations are necessarily indicative of the results for future periods.

   Our contracts typically fall into two categories, cost-plus and fixed-price contracts. Our contracts for research, engineering, prototypes, repair and maintenance and some other matters are typically cost-plus arrangements, under which our customer reimburses us for our approved costs and pays us a fee. Our production contracts are typically fixed price arrangements under which we assume the risk of cost overruns and receive the benefit of cost savings. All of our U.S. Government contracts, whether we are the prime contractor or a subcontractor, are subject to audit and cost controls. As a result, the U.S. Department of Defense typically has the right to object to our costs as not allowable or as unreasonable, which can increase the costs we bear ourselves rather than recovering as cost reimbursed or allowed in our negotiation of fixed-price contracts.

   We typically recognize sales on our U.S. Department of Defense production contracts when we complete the manufacture of the product and the customer has certified it as meeting the contract specifications and as having passed quality control tests. However, under recent Bradley production contracts, we do not recognize sales until the U.S. Army fields individual units, which extends the period of time during which we carry these vehicles as inventory and may result in an uneven distribution of revenue from these contracts between periods. We record sales under cost reimbursement contracts as costs are incurred. For our foreign production contracts, we record sales when we ship our products to the customer. We tend to deliver products to our foreign customers in lots, which also results in an inventory build-up pending delivery.

   We use the contract method of accounting for our fixed price contracts and therefore record our gross margin on each unit produced at the time we recognize its sale based on our estimate of the margin we will realize over the life of the related contract. We currently evaluate our estimates of gross margin three times each year and we use the cumulative catch-up method to recognize changes in our estimates of sales and gross margins during the period in which those changes are determined. We charge any anticipated losses on a contract to operations as soon as those losses are determined. The principal components of our operating costs for production contracts are materials, subcontractor costs, labor and overhead. The principal operating costs for engineering and development contracts are compensation costs for the engineers and designers and related overhead necessary to support those personnel. We charge all of these operating costs to inventory as incurred. We also use the last-in, first-out, or LIFO, method of accounting, which generally results in higher cost of sales in periods when current costs of our inventory are higher than comparable costs in prior periods and a periodic charge to earnings to reflect changes in the costs of components of inventory.

   We expense selling, general administrative, and research and development costs in the period incurred. The major components of these costs include compensation, overhead and amortization of goodwill and other intangibles. Beginning January 1, 2002, we will be subject to new accounting standards under which we will cease to amortize goodwill, although we will test it periodically for impairment.

   We participate in two majority owned foreign joint ventures, one in Turkey and the other in Saudi Arabia. We carry the investment in our Turkish joint venture at cost because we do not control the joint venture and there is uncertainty regarding our ability to repatriate earnings. We reflect dividends and royalties from this joint venture as they are received. We account for the investment in our Saudi Arabian joint venture using the equity method of accounting because we do not control the joint venture. Accordingly, we include our share of that joint venture's earnings or loss in our income (loss) from operations.

Acquisitions

   The Carlyle Group formed us in October 1997 to facilitate the acquisition of United Defense, L.P., our predecessor. As a result of purchase price adjustments to the carrying value of the acquired assets and liabilities of United Defense, L.P., our financial position and results of operations for periods subsequent to the acquisition are not comparable to those of our predecessor. In addition, comparability of our results of operations since then have been affected by our March 2000 acquisition of Barnes & Reinecke, Inc. and our September 2000 acquisition of Bofors Weapon Systems AB, which we have renamed Bofors Defence. Our financial statements reflect the results of operations of those acquired entities from their respective dates of acquisition.

Results of Operations

Nine Months Ended September 30, 2001 Compared to Nine Months Ended September 30, 2000.

   Revenue. Our revenue for the nine months ended September 30, 2001 were $913.9 million, an increase of $46.4 million, or 5.4%, from the comparable 2000 period. This increase resulted primarily from the inclusion of nine months of revenue from Bofors Defence, which we acquired in September 2000. Revenue for 2001 also increased as a result of higher billings for the Crusader and Advanced Gun System development programs, increases in upgrades of the Hercules tank recovery vehicle and increased shipments of vehicles and kits to foreign customers, such as amphibious assault vehicles to Korea, self-propelled howitzers to Egypt and armored personnel carriers to Canada. These increases were partially offset by decreases in sales of upgrades of the Bradley family of vehicles, principally as a result of the change in the timing of revenue recognition which relies upon customer acceptance, and a reduction in shipments of co-production kits to Egypt, amphibious assault vehicle kits to Spain, multiple launch rocket system vehicles to Greece and kit sales to the U.S. Government. Under the recent Bradley contract, customer acceptance is deferred until units are fielded by the U.S. Army.

   Gross Profit. As a result of our increased sales, gross profit increased $5.4 million, or 3.0%, to $185.0 million for the nine months ended September 30, 2001. Our gross profit margin of 20.2% for the nine months ended September 30, 2001 is slightly less than our 20.7% gross profit margin for the comparable 2000 period, primarily as a result of the effects of LIFO accounting.

   Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased $2.1 million, or 1.6%, to $132.8 million for the nine months ended September 30, 2001. This increase resulted primarily from the inclusion of Bofors Defence for the entire period, and performance bonuses and consulting and management fees paid in conjunction with our August 2001 recapitalization. These increases were partially offset by reduced amortization of goodwill and other intangibles and lower bid and proposal costs in this period compared to the prior year period when we incurred significant costs in connection with our unsuccessful bid for the Interim Armored Vehicle program.

   Research and Development. Research and development costs were $16.4 million for the nine months ended September 30, 2001, a $4.1 million, or 33.6%, increase from the prior year period. This increase resulted from the inclusion of Bofors Defence for the entire 2001 period and increased spending associated with missile launch systems, the Advanced Gun System, work for the DD 21 destroyer program and on other technologies that we believe will enhance our ability to compete for future programs.

   Earnings from Foreign Affiliates. Earnings from foreign affiliates for the nine months ended September 30, 2001 were $6.4 million, a $3.7 million, or 139.8%, increase from the prior year period. This increase was due to income recognition for an end of contract adjustment at our joint venture in Saudi Arabia.

   Net Interest Expense. Net interest expense for the nine months ended September 30, 2001 was $14.6 million, a $5.9 million decline from the prior year period. This decrease was the result of lower debt levels during the first seven months of 2001, declines in interest rates and higher interest income on higher average cash balances in 2001.

   Provision for Income Taxes. The provision for income taxes for the nine months ended September 30, 2001 increased $4.5 million over the prior year period, primarily as a result of increased taxes for the state of Pennsylvania and to reflect a provision for Bofors Defence, partially offset by the reduction in foreign sales corporation taxes due to the application of the new "FSC Repeal and Extraterritorial Income Exclusion Act of 2000" to foreign sales.

   Extraordinary Item. During the nine months ended September 30, 2001, we incurred a $22.6 million charge for the early retirement of our senior subordinated notes in August 2001. This charge was taken in conjunction with the recapitalization and was comprised of an $18.1 million tender premium paid to the debt holders and a write-off of $4.5 million in unamortized finance charges. During the same period in 2000, we had a $0.7 million extraordinary gain related to the purchase of some of these subordinated notes for less than their principal amount.

   Net Income. As a result of the foregoing, we had a net loss of $1.7 million, including an extraordinary charge of $22.6 million for the early retirement of debt, for the nine months ended September 30, 2001, an $18.9 million decline from the prior year period.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999.

   Revenue. Our 2000 revenue of $1,183.9 million declined $29.6 million, or 2.4%, from revenue of $1,213.5 million for 1999. This decrease resulted from the winding down and closing of the Paladin production operation in June 1999, lower billings for the Crusader development program and the completion of shipments for several programs in 1999. These declines were partially offset by the additional sales generated by Barnes & Reinecke and Bofors Defence, both of which we acquired in 2000, increased shipments of Bradley upgrades and by engineering development sales for the Advanced Gun System.

   Gross Profit. Gross profit increased $18.4 million, or 8.3%, to $240.0 million for 2000. This gross profit increase was primarily due to the reduced depreciation and amortization costs related to our acquisition of United Defense, L.P. and higher award fees for the Crusader program, partially offset by the lower sales volume described above and the effects of LIFO accounting.

   Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $7.2 million, or 4.3%, to $175.1 million for 2000. This increase was primarily the result of heavy spending for marketing activity and proposals, principally for the Interim Armored Vehicle program, and expenses associated with businesses acquired in 2000. These increases were partially offset by lower depreciation and amortization of intangible assets established in conjunction with our acquisition of United Defense, L.P.

   Research and Development. Research and development costs were $15.8 million for 2000, a $3.0 million, or 23.3%, increase over 1999. During 2000, research and development spending increased to support our effort to win an award related to the Interim Armored Vehicle program. In addition, our net research and development cost in 1999 was favorably affected by the reimbursement of research and development costs incurred in prior periods in connection with the development of the Advanced Gun System.

   Earnings from Foreign Affiliates. Earnings from foreign affiliates were $2.9 million in 2000, a $2.4 million increase from 1999. This increase was due to a combination of higher operational activity from our Saudi joint venture and the liquidation of offset requirements related to the Turkish joint venture.

   Net Interest Expense. Net interest expense for 2000 was $25.1 million, an $11.9 million decrease from 1999 as a result of lower debt levels.

   Net Income. As a result of the foregoing, we had net income of $21.6 million in 2000, including an extraordinary gain of $0.7 million from the early retirement of debt, compared to net income of $1.5 million for 1999.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998.

   Revenue. Revenue for 1999 was $1,213.5 million, a decline of $4.0 million, or 0.3%, from 1998. The lower revenue was largely due to the winding down of the Paladin artillery upgrade program at the end of the second quarter of 1999 and the completion of self-propelled howitzer and armored personnel carrier shipments to foreign customers. These declines were offset by higher revenue from the shipments of Vertical Launch Systems, increased billings for the Crusader program and new deliveries of armored combat earth movers, self propelled howitzers and rebuilt amphibious assault vehicles.

   Gross Profit. Gross profit increased $103.4 million, or 87.4%, to $221.6 million for 1999. Our gross profit margin improved to 18.3% for 1999 from 9.7% for 1998. This improvement was due to lower costs related to assets revalued in connection with our acquisition of United Defense, L.P. In addition, in 1998 we incurred a significant non-cash pension charge related to restructuring one of our business units, and we wrote off unusable capitalized software and other impaired assets.

   Selling, General and Administrative Expenses. Selling, general and administrative expenses were $167.9 million in 1999, a decrease of $9.6 million, or 5.4%, from 1998. This decrease in expenses resulted from lower depreciation and amortization of goodwill and other intangible assets compared to 1998.

   Earnings from Foreign Affiliates. Earnings from foreign affiliates were $0.5 million in 1999, a decline of $5.7 million from 1998. The decline was primarily due to the establishment of additional reserves for a potential offset penalty for our joint venture in Turkey.

   Net Interest Expense. Net interest expense declined 27.1% from 1998 to $37.0 million for 1999 as a result of lower debt levels in 1999.

   Net Income. As a result of the foregoing, we had net income of $1.5 million for 1999 compared with a net loss of $120.0 million for 1998.

Liquidity, Capital Resources and Financial Condition

   Our primary source of liquidity is cash provided by operations. We have generated positive cash flow from operating activities since our acquisition of United Defense, L.P., in October 1997.

   Our liquidity requirements depend on a number of factors, including the timing of production under our U.S. Government and foreign sales contracts. We typically receive payments on these contracts based on performance milestones or when we have incurred a specified percentage of contract expenses. These advance payments help reduce our need to finance our working capital. However, our working capital needs fluctuate between periods as a result of changes in program status and the timing of payments by program. For example, under our recent production contract related to the Bradley program, we do not receive final payment for each vehicle until the U.S. Army fields the vehicle, which may be significantly later than the time at which we complete the finished vehicle and it passes all required certifications.

   Cash provided by operating activities was $16.7 million for the nine months ended September 30, 2001, a decrease of $29.8 million from the prior year period. The primary reason for this decrease was a significant build-up of inventories net of increased advance payments associated with producing units for several foreign customers, which we will ship in later periods.

   Cash provided by operating activities for 2000, 1999 and 1998 was $95.3 million, $189.6 million and $197.3 million, respectively. During 2000, cash provided by operating activities was significantly lower than in recent years. The majority of cash was generated by net income plus depreciation and amortization of $118.1 million, but it was adversely affected by increases in working capital, primarily to fund an increase in receivables. Cash provided by operating activities in 2000 was also adversely affected by non-recurring costs (net of recoveries of allowable costs under U.S. Government contracts) of $9.4 million incurred in connection with our unsuccessful bid for the Interim Armored Vehicle program. In 1999 cash flow was principally due to net income plus depreciation and amortization of $137.4 million, and significant collections of progress payments from the U.S. Government and foreign advance payments. In 1998 we also generated a high volume of cash resulting from net loss plus depreciation and amortization of $58.0 million, and sizeable reductions in receivables and inventories as the U.S. Government payment office paid all billings received by a certain deadline, and we aggressively reduced inventories consistent with shipping schedules.

   Cash used in investing activities was $13.0 million for the nine months ended September 30, 2001, compared to $1.0 million of cash provided by investing activities for the prior year period. Our principal use of cash in investing activities is for capital equipment and software. Bofors Defence had a significant cash balance when we acquired it, which resulted in positive cash flows from investing activities in 2000. We anticipate making capital expenditures of approximately $25.0 to $30.0 million per year for each of the next several years. We expect to finalize the purchase of our Fridley, Minnesota facility from the U.S. Government for $8.8 million, however, we are unable to predict when the purchase will occur.

   Cash provided by financing activities was $5.4 million for the nine months ended September 30, 2001, compared to $73.4 million of cash used during the 2000 period. The net cash provided during 2001 is primarily the result of our August 2001 refinancing of all of our indebtedness, offset by principal repayments on that debt of $86.8 million prior to the refinancing. The primary use of cash in 2000 was for debt repayments.

   Cash used for financing activities included the pay down of $79.1 million in debt for 2000, $157.1 million for 1999 and $152.8 million for 1998. In 1998, the Company raised $6.1 million from the sale of additional shares of its common stock to certain officers, directors and other management members of the Company and to individuals affiliated with its parent.

   On August 13, 2001, we refinanced all of our existing indebtedness. In connection with the refinancing, we entered into a new senior secured credit facility, consisting of $600.0 million in term loans and a $200.0 million revolving credit facility. As part of the refinancing, we contemplated paying a dividend of approximately $390.0 million to the holders of our common stock. We used a portion of the proceeds from the term loans to pay $289.7 million of the dividend, and prior to the completion of this offering, we intend to declare and pay the remaining $100.0 million dividend using cash on hand. In addition, we used a portion of the proceeds from the term loans to complete a tender offer for the remaining $182.8 million outstanding aggregate principal amount of our 8.75% senior subordinated notes, as well as an $18.1 million prepayment premium. In connection with the refinancing, we also paid $18.6 million of performance bonuses, consulting and management fees, all of which are reflected in costs and expenses for the nine months ended September 30, 2001. As of September 30, 2001, we had letters of credit issued under the facility of $118.4 million and unused borrowing capacity of approximately $81.6 million under our revolving credit facility.

   Our new credit facility agreement requires mandatory principal repayments of $5.7 million in 2001, $32.6 million in 2002 and $42.6 million per year from 2003 to 2006. These payments will reduce cash available for other corporate purposes. We expect interest charges under the new financing to be approximately $15 million in 2001. Interest charges in future years will depend upon periodic fluctuations in LIBOR and our outstanding debt balances. Although we cannot predict our future interest expense, we expect those charges to be substantially in excess of those in 2000 and 2001.

   Our effective tax rate is substantially lower than the statutory tax rate because of tax net operating losses generated in 1997 and 1998 which are being utilized in subsequent years. We expect our tax payments will be lower than the statutory tax rate on any income earned at least through the end of 2002.

   Based on our current level of operations and our anticipated growth, we believe that our cash from operations, together with other available sources of liquidity, including borrowings available under our revolving credit facility, will be sufficient to fund our anticipated capital expenditures and required payments of principal and interest on our debt for the foreseeable future. Our growth and acquisition strategy, however, may require substantial additional capital. We cannot assure you that we will be able to raise any necessary additional funds through bank financing or the issuance of equity or debt securities on terms acceptable to us, if at all. Any additional equity or equity-convertible financing in the future may dilute your investment in the company.

Potential Future Charge

   We intend to consider paying special bonuses to key employees and directors that could result in income statement charges of approximately $16 million through completion of our initial public offering. These payments would replace obligations associated with our current retention bonus plan.

Recently Issued Accounting Standards

   In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." Under the new rules, goodwill will no longer be amortized starting in 2002 but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their useful lives. We will apply these new rules beginning January 1, 2002. We will perform the first of the required impairment tests of goodwill as of January 1, 2002; we have not yet determined what the effect of those tests will be on our results of operations and financial position.

   In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value starting January 1, 2001. The application of this new standard is reflected in our financial statements for the nine months ended September 30, 2001.

Quantitative and Qualitative Disclosure about Market Risk

   All of our financial instruments that are sensitive to market risk are entered into for purposes other then trading.

  Forward Currency Exchange Risk.

   We conduct some of our operations outside the U.S. in functional currencies other than the U.S. dollar. To mitigate the risk associated with fluctuating currencies on short term foreign currency-denominated transaction, Bofors Defence enters into foreign currency forward exchange contracts. As of September 30, 2001, the net value of foreign forward contracts was $6.5 million and the fair value of those contracts was $4.3 million. We account for these contracts as hedges.

   Prior to the completion of this offering, we plan to enter into interest rate protection agreements to mitigate risks associated with variable interest rate borrowings under our senior secured credit facility. The interest rate protection agreements will provide protection against increases in interest rates on borrowings.

   Borrowings under our senior secured credit facility are sensitive to changes in interest rates. The weighted average interest rate on our borrowings outstanding under the senior secured credit facility as of September 30, 2001 was 6.78% per annum.

                                   BUSINESS

Introduction

   United Defense is a global leader in the design, development and production of combat vehicles, artillery, naval guns, missile launchers and precision munitions used by the U.S. Department of Defense and more than 40 allied militaries. We are currently the sole-source, prime contractor for a number of critical U.S. military programs, including:

   Bradley Fighting Vehicle. The Bradley is the U.S. Army's primary armored infantry vehicle, with over 7,000 units produced to date. The U.S. Army plans to upgrade over 1,000 Bradleys to the latest A3 configuration, and we have recently been awarded a $697 million, three-year production contract for 389 upgrades. We believe that the Bradley family of vehicles will remain an integral part of the U.S. Army's mechanized forces beyond 2020.

   Mk 45 Gun System. The Mk 45 is the lightest, most reliable, fully automated, 5-inch naval gun system. We have delivered more than 200 gun systems to date, which are in service on all destroyers and cruisers in the U.S. Navy, and on the ships of seven allied navies. The newest modification, the Mod 4, is in full scale production for the DDG 51 Arleigh Burke class destroyer.

   Mk 41 Vertical Launch System. The Mk 41 missile launch system is the U.S. Navy's principal surface fleet missile launcher. It is capable of firing Tomahawk cruise, Standard and Sea Sparrow missiles, providing combat ships with a range of options for effective fire power. We are one of two partners on the sole-source contract for the Mk 41 missile launch system and we are the sole-source manufacturer of the launch cannisters that house the missiles, which must be replaced each time one is fired. In addition, we are participating on the design of the U.S. Navy's next generation vertical launch system.

   Crusader. The Crusader is the next generation technologically advanced, long-range, precision artillery system being developed for the U.S. Army consisting of a fully automated, 155mm, self-propelled howitzer and a re-supply vehicle. The Crusader is designed to provide significant improvements over current howitzers in range and rate of fire, accuracy, mobility, survivability and automation while providing substantial crew size reductions. We are responsible for the design, development and systems integration of the Crusader. We received a $665 million contract in September 2001 to complete the on-going development phase. Current U.S. Army plans call for the fielding of 480 Crusader systems.

   Advanced Gun System. The AGS is a 155mm naval gun system being developed for the U.S. Navy's next generation surface combatant fleet, including the DD 21 Land Attack Destroyer, a highly advanced warship designed to deliver sustained and accurate firepower from the sea. AGS is designed to provide high volumes of precision fire at ranges far beyond those of any existing naval gun system.
   Through our 60 years of experience, we have developed expertise in the design and manufacture of technologically advanced combat systems that can acquire, synthesize and utilize battlefield information from multiple sources. This expertise enables us to:

   . increase significantly the effectiveness of combat vehicles and weapon systems, solidifying our position as a sole-source prime contractor for current generation combat systems;

   . integrate new technologies into our installed base of more than 100,000 combat vehicles and 100,000 weapon systems through upgrades and derivatives; and

   . compete effectively to win prime contracts for next generation combat systems, which form the basis of future production and support service revenue.

   We have expanded our international presence over the past several years through our direct foreign sales, joint ventures and co-production programs with foreign governments. We participate in joint ventures in Turkey and Saudi Arabia, and we participate in co-production programs for selected systems with the governments of Canada, Japan, Italy, South Korea, Egypt and other allied nations. We further expanded our international operations and enhanced our technology and engineering capabilities through the acquisition of Bofors Defence, a Sweden-based leading provider of weapons systems and precision munitions. This global infrastructure broadens our range of product offerings and expands our customer base. For the twelve months ended September 30, 2001, approximately 25% of our revenues were from sales to foreign customers.

Industry Overview/Market Opportunity

Trends in Defense Spending

   We generate our revenues predominantly from contracts with the U.S. Department of Defense, allied governments and other prime contractors. As a result, funding for our development and production programs is generally linked to trends in U.S. and international defense spending. We believe that domestic and international defense spending will grow over the next several years as a result of the following trends and developments:

   Increase in Overall Spending. As part of President George W. Bush's stated commitment to strengthen national defense, the Bush Administration submitted to Congress a $328 billion fiscal 2002 defense budget that reflects an 11.0% increase over the fiscal 2001 defense budget submitted by the Clinton Administration, representing the first double digit increase since Operation Desert Storm. Concurrently, defense spending by some other NATO member countries and U.S. allies is also showing growth. Following decreases in defense spending in the post-Cold War era, U.S. allies have recently increased their focus on the development and procurement of advanced combat systems.

   Projected Increases in Procurement and Development. We expect that the U.S. Department of Defense budgets for research, development, test and evaluation, and procurement, both of which fund our programs, will grow proportionately with the overall level of defense spending. As a leading, technology-driven, prime contractor possessing a large installed base of products throughout the world, we believe we are well positioned to participate in this trend.

   Conversion to "Capabilities Based Approach." The Bush Administration's recently published Quadrennial Defense Review reflects a "capabilities based approach," calling for the U.S. military to maintain its current capabilities while developing new areas of military advantage. This review calls for an increase in military readiness through the upgrade of the existing force structure and an increasing investment in next-generation technologies and capabilities to enable U.S. military forces to more effectively counter emerging threats.

   Decisive Reaction to Recent Attacks. The terrorist attacks of September 11, 2001 have emphasized the importance of a strong national defense. Since September 11, 2001, Congress has passed a $40 billion supplemental appropriation, approximately half of which we expect to be spent on defense. Furthermore, the U.S. House of Representatives and the Senate have each passed their respective defense authorization bills related to the Bush Administration's $328 billion budget request for fiscal 2002. The Bush Administration has stated that the defense budget for fiscal 2003, which it will submit to Congress in early 2002, may also reflect further increases over fiscal 2002.

The Contract Process

   The lifecycle of a military production program typically commences with an award for design and development. The defense company awarded the development contract proceeds to develop the desired system. Throughout a system's progression from design to production, the U.S. Government periodically evaluates a program for cost and operational effectiveness. Following successful development of a combat system and its authorization by the U.S. Government, the U.S. Department of Defense awards a contract for the production of the combat system. The U.S. Department of Defense may award the contract to the contractor who developed the combat system on a sole-source basis or it may re-open competition for the production of that combat system. Typically, the company developing a combat system has a competitive advantage in obtaining a contract for production and fielding of the system.

   The following table outlines the life of a typical U.S. Department of Defense program:



                                        [FLOW CHART]


PHASE:      DEVELOPMENT:      PRODUCTION:
DURATION    5-10              10-30
(YEARS):

TASKS:
SIGN CONTRACT

DESIGN, FABRICATION, DEVELOPMENT, SIMULATION, RISK REDUCTION
(PROGRAM DEFINITION/RISK REDUCTION/PRE-PRODUCTION PROGRAM)

FOLLOW-ON DEVELOPMENT PHASE: ENGINEERING AND MANUFACTURING DEVELOPMENT

DEMONSTRATION AND VALIDATION

DEFENSE ACQUISITION BOARD DETERMINES WHAT CRITERIA MUST BE MET
IN ORDER TO ENTER LRIP

TEST TECHNOLOGY CAPABILITIES, MONITOR COSTS AND QUALITY (LOW-RATE
INITIAL PRODUCTION)

FULL-RATE PRODUCTION

SUSTAINMENT

UPGRADE/DISPOSAL

FINANCIAL IMPLICATION:

LOWEST MARGINS

MODERATE MARGINS

POTENTIAL FOR BEST MARGINS

MODERATE MARGINS

   A prime contractor has a direct contract with the government, rather than with an intermediary contractor. Subcontractors supply key components and subsystems directly to the prime contractor. We believe that government procurement is shifting towards providers of comprehensive solutions and integrated systems.

   Our U.S. Government business is performed under both cost-plus contracts and fixed-price contracts. Generally, our engineering and development programs are performed under cost-plus contracts, while our production programs operate under fixed-price contracts. Cost-plus contracts allow us to recover our approved costs plus a fee, which may be fixed or variable depending on the contract arrangement. Fixed-price contracts have a fixed product price and the contractor generally assumes the risk of cost overruns and receives the benefit of cost savings.

Business Strengths

   We believe that the following strengths are critical to our success as a leading sole-source, systems integrator and prime contractor to the U.S. Department of Defense and allied militaries:

   We are a leading developer of key combat vehicles and weapon systems. We are at the forefront of research, development and design technologies necessary for advanced armored combat vehicles, artillery, naval guns, missile launchers and precision munitions. For example, we have developed:

   . combat vehicles that integrate active threat detection and countermeasure systems with advanced hull designs, including blast-resistant, lighter-weight, composite materials;

   . electrothermal and electromagnetic propellant technologies that significantly extend the range and increase the precision of artillery, missile launchers and naval guns;

   . aerodynamic design expertise that increases the accuracy and effectiveness of precision munitions;

   . hybrid fuel-and-electric propulsion systems that significantly decrease fuel consumption, while providing power for sensors, weapons, communications and other critical systems; and

   . a proprietary "virtual development" tool that uses state-of-the-art 3D engineering and modeling software to design and visualize a weapon system and its constituent subassemblies and test it in the same simulation-based environment.

   In addition, we have the ability to integrate numerous complex weapons, communications and other battlefield devices into a single combat system. For example, the Crusader incorporates nearly 2 million lines of software code, comparable in complexity to the avionics systems used in advanced fighter aircraft. Our expertise in advanced design and systems integration positions us well to serve as a prime contractor for increasingly complex combat systems.

   We have an extensive installed base of combat systems. As a result of our long operating history, our production contracts have generated a global installed base of approximately 100,000 combat vehicles and 100,000 weapon systems. Through our ongoing research and development efforts, we have created a large number of derivative products and upgrades to these combat systems, that we sell to our customers to extend the effective life of many of these systems. In addition, we provide contractor logistic support, including spare parts and training simulators, to support our installed base. For example:

   . We have built more than twenty derivatives of combat vehicles, across multiple upgrade programs, for the U.S. and allied armed forces. We also offer manufacturing technology packages and co-production programs that facilitate the overhaul and conversion of combat vehicles in the respective host country.

   . Almost every surface combatant in the U.S. Navy fleet carries our naval guns and missile launchers. We have also supplied weapons systems to the navies of many countries, including Australia, Brazil, Egypt, Germany, Italy, Japan, the Netherlands, Spain and Taiwan. In addition to engineering and manufacturing capabilities, we also provide complete service support for these systems, including shipyard system installation, training, repair, overhaul and logistics support.

   We have a balanced portfolio of development and production contracts. We have a diversified portfolio of production, development and upgrade contracts, which we consider one of our key assets. For example, we are in full-rate production of the fourth upgrade version of the Bradley Fighting Vehicle, the fourth upgrade version of the Mk 45 naval gun system, and the Mk 41 Vertical Launch System. In addition to these production programs, we are also the sole-source prime on a number of development contracts, such as the Crusader, that could become a $7 billion program if successfully developed and advanced to production, and the Navy's Advanced Gun System, which could become a $3 billion program if the Navy moves forward with its next generation fleet of surface combatants. This mix of programs provides us with stable revenues from our established production programs, while positioning us for growth as development programs progress into full rate production.

   We are a global defense contractor. In addition to direct foreign sales made from our domestic production facilities, we participate in joint ventures in Turkey and Saudi Arabia, where the ventures manufacture combat vehicles sold in the Middle East and Asia. Moreover, our Bofors Defence subsidiary, based in Sweden, manufactures and sells gun systems and precision munitions in Europe, Asia and the Americas. We also participate in international co-production programs with foreign governments where we work with local production facilities to manufacture combat systems under license from us. Our mix of direct foreign sales, sales by our foreign joint ventures and sales through our co-production programs have enabled us to reach markets that we otherwise could not serve. We believe that our global installed base of combat systems, combined with our global design, development and manufacturing capabilities positions us to continue to grow internationally.

   Our senior management team and Board of Directors have extensive experience in the defense industry. On average, our senior management team has been with us for more than 20 years. This team has been responsible for positioning our business to compete effectively to meet changing U.S. Department of Defense requirements as well as increasing our international presence. Our senior management team also has a proven acquisition track record, as demonstrated by its integration of the Harsco and FMC defense businesses to form our predecessor in 1994. The management team consolidated facilities, standardized operations and significantly improved performance following the combination. Our Board of Directors consists of members who have served in senior positions within the U.S. Government, such as Secretary of Defense, Chairman of the Joint Chiefs of Staff and Commander-in-Chief of the United States Central Command. Moreover, four of our directors are affiliated with our major stockholder, The Carlyle Group, a Washington, D.C.-based global private equity firm with extensive experience in the aerospace and defense industries. This combination of experienced senior managers and directors with unique insights into the U.S. Department of Defense and allied militaries is one of our key assets.

Business Strategy

   We intend to increase our revenue, profitability and shareholder value by expanding our role as a leading systems integrator and prime contractor to the U.S. Department of Defense and allied militaries. Our strategy for achieving this objective is:

   Continue to invest in research, development and advanced technologies and design techniques to capture new business. We intend to lead our current development programs into production and to capture key next generation programs through our systems integration expertise, technology leadership, and ongoing commitment to core research. Our leadership role in current development programs, such as the U.S. Navy's Advanced Gun System and the U.S. Army's Crusader advanced artillery system continues to strengthen our position as a systems integrator and technology provider. We believe that our expertise positions us well to become a key member of the development team for future programs, such as the U.S. Army's Future Combat System and programs being considered by allied militaries. These new programs require leadership by a contractor able to design new systems, develop new technologies and integrate complex operating systems into a single weapons platform that can meet increasingly challenging military performance requirements.

   Generate revenue from our installed base through upgrades incorporating advanced technologies and by providing aftermarket services. We will capitalize on our advanced technologies and systems integration capabilities to upgrade our installed base of combat systems and provide lifecycle services to enhance their performance and extend their service life. We believe that our ability to upgrade these systems and build derivative products provides an opportunity for us to earn a continuing revenue stream from these systems for many years after their initial fielding. For example, the U.S. Army recently awarded us a multi-year contract to upgrade 389 of its Bradley Fighting Vehicles to the new A3 configuration. The U.S. military and allied militaries have also awarded us other contracts to upgrade our Advanced Amphibious Vehicles and our M113 Armored Personnel Carriers to incorporate advanced technology and capability improvements. Finally, we are extending our experience in providing logistics and training support services for our current products to a broader range of land and naval products.

   Apply advanced technologies across a range of new programs. We believe we can generate future growth by applying our existing technologies across a broad range of platforms and by developing derivative products. For example, we have extended the lifecycle of the Bradley Fighting Vehicle through our design and production of six derivative vehicles built on the same chassis, each of which performs a distinct mission, such as fire support or air defense. We are also linking previously discrete technologies in gun systems and precision munitions to develop fully integrated gun platforms that incorporate precision munitions capabilities. For example, we are the prime contractor for both the U.S. Navy's Advanced Gun System and the associated Long Range Land Attack Projectile precision munition program. We are also using the expertise we have developed through our advanced "virtual design" tools to create training simulators that use the same operating system software as the actual combat vehicles or gun systems being simulated.

   Capitalize on our global presence. We intend to use our long-standing relationships with allied militaries, our global manufacturing and marketing operations and our experience with foreign joint ventures and co-production programs to continue to grow internationally. For example, we are aggressively pursuing international sales opportunities in Australia, Egypt, Greece, Israel, South Korea, Taiwan and other nations. We are also expanding the range of products offered by our joint ventures in Turkey and Saudi Arabia, which enhance our marketing capabilities in the Middle East and Southeast Asia. We continue to pursue foreign co-production opportunities, including new co-production programs with allies such as Canada. Finally, our Bofors Defence subsidiary is actively engaged in technology development programs and product initiatives related to advanced gun systems and precision munitions, that we believe will have sales potential in Europe, the Middle East, Asia and the United States.

   Selectively pursue acquisitions with complementary products and technologies. The global defense industry has consolidated significantly over the past several years as a result of an increasing focus by the U.S. and other militaries on managing costs. We believe that this consolidation trend, in which we have participated through acquisitions such as that of Bofors Defence in September 2000, will continue. We intend to continue participating in this consolidation by utilizing the relationships that our senior management team, our Board of Directors and The Carlyle Group, our largest stockholder, have in the global defense industry. We intend to be active in seeking out domestic and international acquisition opportunities. In evaluating acquisition candidates, we intend to focus on those companies that have complementary product portfolios or technological competencies, as well as those we believe can enhance our ability to implement our business strategy.

Products and Programs

   The following table summarizes our principal products and programs. In this context, a sole-source contractor is the single provider of specified products and programs to the customer, whether manufactured by us or integrated from other sources. A prime contractor has a direct contract with the end customer, rather than through another contractor.

                                             Prime
Principal Products and Programs Sole-Source Contract                    Description
------------------------------- ----------- -------- --------------------------------------------------
 .Bradley Fighting Vehicle M2A3       X         X     .Armored infantry fighting vehicles with
 and Derivatives                                      stabilized turret, 25mm cannon and missile
                                                      capability. Derivative vehicles include: M3
                                                      Cavalry Vehicle, M6 Linebacker air defense
                                                      system, M7 BFIST fire support vehicle, M270
                                                      MLRS rocket launcher, and Engineer Squad
                                                      Vehicle
 .Mk 45 Naval Gun System              X         X     .World's lightest, most reliable, 5-inch, 54-
                                                      caliber, fully-automated naval gun
 .Mk 41 Vertical Launch System        X               .Naval missile launcher and cannisters for
                                                      Tomahawk cruise, anti- air and ship self-defense
                                                      missiles
 .Crusader Advanced Artillery         X         X     .Next generation precision artillery system
 System                                               incorporating a fully-automated cannon and
                                                      cockpit design
 .Advanced Gun System                 X         X     .Next generation 155mm naval gun system being
                                                      developed for future warships
 .M88 Recovery Vehicle                X         X     .Improved heavy recovery vehicle capable of
                                                      safely recovering and towing an impaired
                                                      Abrams tank
 .Grizzly Breaching System            X         X     .Development program for combat vehicle
                                                      designed to breach complex obstacles
 .M113 Armored Personnel Carrier      X         X     .Armored, tracked, C-130-deployable light
                                                      combat family of vehicles providing protection,
                                                      speed, and high mobility; the upgraded and
                                                      extended Mobile Tactical Vehicle Light is in
                                                      production

                                              Prime
Principal Products and Programs  Sole-Source Contract                    Description
-------------------------------- -           -        --------------------------------------------------
 .Amphibious Assault Vehicles          X         X     .Family of AAV7 armored amphibious assault
                                                       vehicles including Personnel Carriers,
                                                       Command Vehicles, and Recovery Vehicles
 .Future Combat System                                 .U.S. Army research and development program
                                                       for a full range of future information-based
                                                       combat systems
 .Submarine Propulsor                  X         X     .Specialized propulsors for the Virginia and
                                                       Seawolf class of U.S. Navy submarines
 .M109 Self-Propelled Howitzer         X         X     .Mobile field artillery capable of delivering a
                                                       rapid and high volume of ammunition. M109A6
                                                       is the latest and most advanced howitzer
                                                       upgrade fielded today
 .M992 Field Artillery Ammunition      X         X     .Provides safe transport of ammunition, supplies,
 Supply Vehicle                                        and personnel to the battlefield for the M109
                                                       self-propelled howitzer
 .M9 ACE - Armored Combat              X         X     .Tracked, C-130-deployable, armored combat
 Earthmover                                            vehicle used to bulldoze, rough grade, excavate,
                                                       haul, scrape, and tow
 .M8 Armored Gun System                                .Highly maneuverable light tank capable of being
                                                       air dropped from a C-130 aircraft
 .Training Devices                     X         X     .Fully functional, realistic training and
                                                       engineering simulators leveraging combat
                                                       vehicle operating system software for Bradley,
                                                       Crusader, Grizzly and other combat systems
 .120mm Strix                          X               .Precision mortar round developed and produced
                                                       by Bofors Defence and Saab, which is already
                                                       fielded in Sweden and Switzerland
 .155mm BONUS                          X         X     .Sensor-fused anti-tank submunition in
                                                       production for the French and Swedish military
                                                       by the Bofors Defence and Giat partnership
 .155mm Trajectory Correctable                   X     .Precision guided artillery cargo round being
 Munition                                              jointly developed for the U.S. and Swedish
                                                       militaries to accurately deliver sensored
                                                       submunitions
 .ABRAHAM missile defense              X         X     .Precision munition development program
 munition                                              combining long-range laser-based sensors and
                                                       focused warhead to defeat cruise and attack
                                                       missiles
 .Track Forging and suspension         X               .World's largest producer of forged track shoes
 systems                                               and suspension components for armored
                                                       vehicles
 .Medium Caliber Guns                            X     .40mm and 57mm gun systems and associated
                                                       multi-option precision ammunition

   Our program portfolio consists of a balanced mix of current production, upgrade and life-cycle support, and development programs. Revenue generated from each of our major programs and details of selected programs are discussed below.

                                                                        Nine Months
                                                                           Ended
                                             Year Ended December 31,   September 30,
-                                           -------------------------- -------------
                                              1998     1999     2000    2000   2001
                                            -------- -------- -------- ------ ------
                                                         (in millions)
Bradley Family of Vehicles................. $  238.2 $  223.6 $  284.8 $241.3 $193.0
Naval Ordnance (a).........................    108.8    112.8    178.3  125.2  141.7
Vertical Launch System.....................     83.7    119.0     96.0   75.2   65.2
Crusader...................................    243.8    252.3    184.5  145.0  183.3
Combat, Engineering & Recovery Vehicles (b)    107.7    175.8    144.5   91.0   69.8
M109 Howitzer System.......................    269.4    131.8     42.1   26.5    5.6
Amphibious Assault Vehicles................     32.9     90.3     57.0   48.7   48.2
Other......................................    133.1    107.9    196.7  114.5  207.1
                                            -------- -------- -------- ------ ------
Total...................................... $1,217.6 $1,213.5 $1,183.9 $867.4 $913.9

--------
(a)Includes Mk 45, AGS, DD 21 work and other naval equipment.
(b)Includes vehicles such as the M88 recovery vehicle, Grizzly breaching system, M9 ACE and other engineering related equipment.

  Bradley Fighting Vehicle ("Bradley")

   We have been the sole-source producer of the Bradley Fighting Vehicle for the U.S. Army since the system's introduction in 1981. We believe that our in-house knowledge of the Bradley, gained through years of experience in developing and manufacturing over 7,000 systems, gives us a significant edge in pursuing additional domestic and international opportunities.

   The Bradley carries a 25mm rapid-fire cannon, TOW anti-tank missiles, and a stabilized turret with integrated fire control. The latest model, the Bradley M2A3 Infantry Fighting Vehicle is the first platform to be digitized with embedded electronic components using an open system architecture. This upgrade is outfitted with reactive armor and advanced target detection systems, and can transport up to nine soldiers safely across rough terrain. The Bradley M2A3 also incorporates significant technology improvements including enhanced navigation and information processing software, digital displays and onboard system diagnostics. It also features improved sights with automated dual target tracking and an improved suite of protective features. The U.S. Army plans to upgrade over 1,000 Bradleys to the A3 configuration. In June 2001, we were awarded a three-year contract worth $697 million for the full-rate production of 389 Bradley A3s. We believe the Bradley's unique combination of lethality, survivability, mobility and situational awareness has established it as a key component of U.S. Army forces well beyond 2020.

   Through our strategy of developing derivatives to existing products, we have developed the Bradley into a family of vehicles encompassing a broad range of battlefield capabilities, including the:

   . M3 Cavalry Fighting Vehicle ("CFV"). The CFV supports a crew of five soldiers and is specifically configured for the armed scout and reconnaissance mission.

   . M6 Bradley Linebacker ("Linebacker"). The Linebacker provides short-range air defense using the Stinger missile to defeat airborne threats.

   . M7 Bradley Fire Support Vehicle ("BFIST"). The BFIST supports armored maneuver forces by pinpointing enemy targets using laser technology and an advanced targeting station.

   . Bradley Engineer Squad Vehicle ("BESV"). The BESV provides armored transport and equipment capability for engineer soldiers in mechanized units.

   . M270 Multiple Launch Rocket System ("MLRS"). The MLRS provides long-range artillery support and is outfitted with rockets, a launcher, and fire control produced by Lockheed Martin.

   . Bradley M2A2 Operation Desert Storm ("A2 ODS") Upgrade. The Bradley A2 ODS is a cost-effective upgrade incorporating technologies that address lessons learned from Operation Desert Storm.

   Other Bradley derivative vehicles under consideration include the following:
Medical Evacuation Vehicle, Battle Command Vehicle, Maintenance Vehicle, Forward Area Rearm or Refuel Vehicle, and Mortar Vehicle.

   In addition to the development and manufacture of Bradley derivatives, we also:

   . provide Bradley upgrade kits, spare parts and field services;

   . send experts to provide on-site advice to customers, conduct maintenance and repairs, and provide training;

   . maintain a website that supports Bradley users worldwide and generates a growing source of revenues and profits; and

   . design a range of training devices, such as a realistic, fully-functional crew training simulator that employs the actual vehicle operating system software.

  Mk 45 Naval Gun System ("Mk 45")

   We are the sole-source producer of the Mk 45, the most reliable and widely deployed 5-inch naval gun with over 200 systems installed worldwide. The Mk 45 is a compact, remote-controlled system with an on-deck turret gun and below-deck ammunition handling and storage. With the retirement of the U.S. Navy battleships, it is the primary gun system for U.S. Navy and Marine Corps surface fire support.

   The U.S. Navy is currently modernizing its fire support capabilities and has designated us as the prime contractor for gun-related development and lifecycle support. We have significantly upgraded the Mk 45 to handle new precision ammunition designed to range 63 nautical miles, while reducing cost and maintenance requirements. We are now in full-rate production of the Mod 4 program for new destroyers. The U.S. Navy is also upgrading its installed base of older Mk 45 model guns to this Mod 4 configuration, including those on cruisers.

  Mk 41 Vertical Launching System ("Mk 41 VLS")

   We produce the Mk 4l VLS in conjunction with Lockheed Martin and are the sole-source manufacturer of VLS canisters, which must be replaced each time a missile is fired. The Mk 4l VLS provides fast-reaction, multi-mission firepower that is adaptable to a wide range of ship classes and hull configurations. Our more than 20 years of Mk 4l design, production and support experience for U.S. and allied navies brings significant expertise in missile launching systems. We are leveraging this expertise in the design of missile launching systems for the next generation of warships.

   The Mk 41 VLS is superior to conventional, mechanical, pointing-type launching systems, and has consequently become the U.S. Navy's primary missile launcher on surface combatant ships. With its ability to fire a variety of Standard, Sea Sparrow and Tomahawk cruise missiles for air, sea and land attack missions, the Mk 41 VLS enables combatant ships to react to multiple threats with concentrated and continuous firepower. Each new destroyer produced incorporates 90 Mk 41 launching cells.

  Crusader Advanced Artillery System

   We are the sole-source, prime contractor for the development of the Crusader Advanced Artillery System. Crusader is a long-range precision attack system that enables commanders to extend their reach and increase the pace of operations. This weapon is relevant across the spectrum of conflict from major war to special forces operations or peace enforcement. Each Crusader system consists of a fully automated 155mm self-propelled howitzer and a resupply vehicle.

   Crusader incorporates advanced technologies in robotic munitions handling, laser propellant ignition, advanced software operating systems and composite armor. The system is designed to provide significant improvements in range and rate of fire, accuracy, mobility and survivability, while providing a substantial crew size reduction. Crusader's advanced autoloading technology, actively-cooled cannon and fire control software enable a single system to deliver many projectiles on several targets near simultaneously, enabling one Crusader to provide the effects of several of today's howitzers. Ammunition for this system is handled only when initially loaded, with all subsequent operations completely automated using advanced robotics. A traditionally long and labor intensive operation, resupplying the howitzer's fuel and ammunition can now can be completed in less than ten minutes while the crew remains in the vehicle cockpit. Furthermore, as a result of aggressive weight reduction, two Crusader howitzers are now rapidly deployable on a single C17 or C5 military transport aircraft.

   As system integrator, we are responsible for the design of Crusader under a $1.7 billion development program scheduled for completion in 2003 (which includes our current contract for $665 million awarded in September 2001 to complete this effort). Our Crusader firing prototype is being tested at Yuma Proving Grounds, where it has already fired over 3,000 rounds. The follow-on engineering and manufacturing development phase is scheduled to begin in 2003, with delivery of the first operational prototype in 2004. Current U.S. Army plans call for the production of 480 Crusader systems, which would represent approximately $7 billion of program potential if we are awarded the remaining development and production contracts.

  Advanced Gun System ("AGS")

   The Advanced Gun System is a 155mm, 62-caliber naval gun system being developed for the U.S. Navy's next generation surface combatant fleet, including the DD 21, the Navy's next-generation land-attack destroyer. The AGS has a fully automated magazine holding between 600 and 750 guided and ballistic projectiles. The AGS will be able to sustain a rate of fire of 12 rounds per minute due to its ammunition handling system and liquid-cooled barrel technologies. With a range of 100 nautical miles provided by its rocket-assisted, precision land-attack projectiles, AGS will provide large volumes of precision fire at ranges far beyond those of any previous or existing naval gun system. Our engineers are working in a virtual development environment that facilitates system integration, rapid prototyping and testing to meet aggressive cost, performance and schedule goals.

   We are the sole-source developer of AGS for both the General Dynamics and Northrop Grumman teams competing for DD 21.The significant land-attack capabilities provided by the DD 21's Advanced Gun System and next-generation missile launchers will enable U.S. naval forces to effectively project power well inland.

  M88A2 Hercules Improved Recovery Vehicles ("Hercules")

   We are the sole-source provider of the Hercules improved recovery vehicle, designed specifically to support the 70-ton M1 tank. The Hercules system is currently in full rate production for the U.S. Army, the U.S. Marine Corps and international customers such as Egypt. The Hercules incorporates a new boom and 35-ton hoist, 70-ton constant pull main winch and significantly improved powertrain. These capabilities enable a single system with three crew members to carry a tank turret or upright and tow an M1 tank; these , tasks would otherwise require eight soldiers and two recovery vehicles. Hercules offers the lowest acquisition, operation and maintenance cost of any 70-ton vehicle recovery system.

  Grizzly Obstacle Breaching System ("Grizzly")

   We are completing the development of Grizzly--a system designed to provide commanders with a robust, survivable and mobile platform to breach complex obstacles including wire, mines, ditches and log cribs. Mounted on a modified MI Abrams chassis, the Grizzly features main battle tank armor protection, open systems architecture, drive-by-wire technology and a mine-clearing blade. The system also has a power-driven arm for digging, grappling, and lifting, as well as external cameras for vision and remote operation. The two-person crew compartment has enhanced vision devices and enables soldiers to operate under armor protection for improved survivability. We are also developing the Grizzly Engineering & Training System to enable soldiers to move through and interact with a virtual battlefield.

  M109 Howitzer System and Other Artillery Programs

   We are the sole-source developer and manufacturer of the current models of M109 series self-propelled howitzer system and its associated resupply vehicle, the M992 Field Artillery Ammunition Support Vehicle (FAASV). The M109A6 Paladin, the latest upgrade, provides increased firepower, computerized navigation, digitized communications, and on-board fire control. The FAASV enables the Paladin to further increase its firing capacity by providing a mobile and protected ammunition resupply capability. Future opportunities exist for new Paladin deliveries to the U.S. Army Guard and for international upgrade versions.

   We also possess a substantial artillery capability and installed base through our ownership of Bofors Defence. The Indian Army currently fields approximately 400 towed artillery systems which were supplied by AB Bofors. The Government of India plans to procure, through international competition, an additional 400 howitzers followed by in-country licensed production of 1,000 howitzers. Bofors Defence is offering an upgraded version of the original howitzer for this program, which has a value projected to exceed $1 billion. We are also pursuing future artillery programs for the Scandinavian market, which could integrate the latest Crusader technology with Bofors Defence's howitzer products.

  Amphibious Assault Vehicles

   The AAV7 has served as the U.S. Marine Corps' amphibious assault vehicle for over two decades. We have produced approximately 1,300 new systems and are currently executing the second upgrade program, known as Reliability, Availability, and Maintainability / Rebuild to Standard (RAM/RS). This upgrade provides Bradley track, suspension system and engine, as well as advanced armor, to significantly enhance performance and survivability. We are executing a four-year contract for 670 RAM/RS upgrades performed in conjunction with the Marine Corps depot through 2002, with potential for over 1,000 systems. In fact, the recently published Quadrennial Defense Review highlighted this amphibious assault vehicle as a key recapitalization program. We have also sold this system to South Korea, Spain, Thailand and Italy. In addition, other countries have expressed interest in this system.

  M113 Armored Family of Vehicles and Mobile Tactical Vehicle Light ("MTVL")

   We have fielded four upgrade versions and over fifteen functional derivatives within the M113 family of vehicles for U.S. and allied armed forces. Our broad base of expertise covers every aspect of research and development, design, systems engineering, manufacturing, upgrade, and logistics support. Since 1994, we have partnered with the Anniston Army Depot for the U.S. Army's M113 upgrade program to recapitalize its inventory of over 15,000 vehicles. This process strips and rebuilds vehicles to incorporate the latest technology in mobility, survivability and subsystems. We also offer manufacturing technology and production packages to international M113 customers.

   The Mobile Tactical Vehicle Light is the latest upgrade of the M113, offering significantly improved automotive performance and survivability, with a greatly increased payload capacity and a large tailorable interior. All M113 and MTVL variants are roll-on, roll-off transportable on C-130 aircraft. We are currently co-producing 174 MTVLs and 156 M113A3 vehicles through January 2006 for the Government of Canada. We are also developing and testing hybrid electric versions of the MTVL with band track made of rubber.

  Future Combat System ("FCS")

   The Future Combat System is a critical component of the U.S. Army's transformation, and would use significantly enhanced battlefield knowledge to improve the combat power of a network of vehicles, sensors and weapons. We are participating in several ways on this development effort aimed at fielding systems late this decade. We are competing on the "Full Spectrum Team" with Science Applications International Corp. (SAIC), Northrop Grumman, ITT Defense, and Stanford Research Institute. This team is one of four competing to develop concepts for the first phase of the program. In addition, we are participating directly with the Defense Advanced Research Projects Agency (DARPA) and the U.S. Army on several technology development efforts related to advanced survivability, hybrid power systems, electrothermal-chemical gun propulsion and advanced structural composites.

   We are also the lead U.S. partner with BAE Systems relating to the Future Scout and Cavalry System ("FSCS") joint U.S./U.K. development program. These FSCS teams are demonstrating the affordable application of advanced sensor, communications, armament and logistics technologies in a ground reconnaissance system. This system will offer a C-130-deployable platform with an advanced survivability suite and greatly enhanced situational awareness. The U.K. Government has indicated its intent to transition FSCS into a Future Rapid Effects System program starting in 2003, while the U.S. Army may transition FSCS into the FCS program.

  M8 Armored Gun System

   Under a 1994 contract that we won in a competitive procurement, we designed and developed the M8 Armored Gun System to meet the U.S. Army's need for a rapidly deployable, multi-purpose weapon system to support cavalry, airborne and light infantry forces. The M8 is a highly maneuverable, 105mm light tank--20-tons versus the 70-ton M1 Abrams Tank--capable of being air dropped or air landed from a C-130 aircraft. The system is operated by a three soldier crew and features a fully automatic ammunition loading system and modular armored protection. The M8's speed, firepower and versatile deployability make it an effective mobile light armored platform for early entry forces responding to troubled spots around the world. The M8 was tested and type classified by the U.S. Army, although the program's procurement funding was eliminated in 1997 due to defense spending reductions. U.S. and international armed forces continue to express interest in this system.

  Precision munitions

   Through Bofors Defence, we are developing and producing precision munitions, including:

   . BONUS, a Bofors Defence / GIAT joint program, is a sensor-fused submunition that detects, evaluates and strikes targets such as main battle tanks at ranges beyond 30 km using proprietary guidance and countermeasure systems. The Bofors / GIAT team is completing development of sensor enhancements and executing a production contract of over 5,000 rounds for the Governments of France and Sweden.

   . STRIX, a joint Bofors Defence / SAAB program, is a 120mm precision guided mortar projectile used to destroy tanks and armored fighting vehicles. STRIX has a passive infrared homing device which enables automatic target tracking at night and in aggressive countermeasure environments. We have several international customers for STRIX and potential U.S. Army sales related to the fielding of 120mm mortar systems.

   . The Trajectory Correctable Munition (TCM) is a guided artillery cargo round capable of precisely delivering submunitions to the desired target. This shell extends weapon range beyond 50 km and significantly improves accuracy using canards controlled by onboard guidance systems. The TCM program is part of the U.S.-Sweden Cooperative Technology Research and Development Agreement.

   . ABRAHAM is an air defense technology development program for defeating cruise missile and related threats. ABRAHAM employs laser-based sensor technology to adjust its flight path based on the trajectory of incoming missiles. We are executing a development program with the Swedish government through 2002, when ABRAHAM will transition to testing. We know of no other system worldwide at a similar development stage capable of providing effective low-cost cruise missile defense.

  Combat Vehicle Track and Commercial Forging

   We are a premier designer of military track systems, and we are the world's largest producer of track shoes for armored vehicles. We also design and produce commercial forgings for the transportation and mining industries. We operate one of the largest forge shops in the southeastern United States, with six mechanical presses ranging from 3,000 to 6,000 tons. Our engineering and testing capabilities ensure superior performance, greater durability and extended track life. Design capabilities include three-dimensional computer modeling, finite element and experimental stress analysis, and a full-service gauge laboratory.

   We are the prime contractor for the development of the next track system for the M1 Abrams tank and the M88 Hercules recovery vehicle. We are also involved in the development of leap-ahead track technologies, including aluminum metal matrix composites and rubber band tracks. The aluminum metal matrix composite technology uses cast aluminum reinforced with advanced ceramics to create a highly durable light-weight track system. We are also co-developing with the U.S. Army and an international company a one-piece reinforced rubber track that provides a "tire-like" ride with tracked performance.

  Medium Caliber Naval Guns and Advanced Munitions

   Through our Bofors Defence subsidiary, we provide integrated weapons systems with 40mm or 57mm Mk 3 guns and 3-P ammunition (programmable, pre-fragmented, proximity-fused). Bofors also offers various upgrades of existing 40mm and 57mm gun systems fielded across a large installed base of naval, land combat and air defense systems. Our 57mm Mk 3 gun was competitively selected as the main gun for Sweden's advanced Visby Corvette class ships. This advanced vessel incorporates stealth technology and integrated sensor-based fire control. We are currently executing a contract with the Swedish government for seven Mk 3 systems, as well as contracts with Mexico and Brazil.

   Our 3-P all-target ammunition carries an electronically programmed fuse that supports six function modes, including gated-proximity, armor-piercing and timed detonation. The shell body of this 40mm or 57mm ammunition contains fragmentation pellets, which disperse in set patterns to maximize effects against numerous target types. These guns and munitions can also be adapted for use in air defense systems and combat vehicles.

  Submarine Propulsor

   We are the sole-source prime contractor of U.S. submarine propulsors, a position gained through our high-precision machinery, advanced manufacturing facilities and extensive experience with a variety of materials. Propulsors enable a submarine to travel at appropriate speeds while maintaining minimal noise levels. We are presently producing four Virginia class submarine propulsors for delivery through December 2003. Based on our existing production capability, experience with titanium, and success with the Seawolf and Virginia class propulsor contracts, we are well positioned to pursue international propulsor business.

Selected Advanced Technologies

   Our ability to compete for future defense contracts depends in part on an effective and innovative base of research and development programs. We have several specialized research facilities that focus on advancing key technologies for future land and naval integrated weapon systems. One of these facilities, the Corporate Technology Center located in Silicon Valley, acts as a technology incubator and conducts defense and commercial research in advanced materials, human factors engineering, numerical simulation and customized mechanical testing. Our advanced technologies include:

  Virtual Development Environments

   We have made significant investments in the development of state-of-the-art integrated modeling and simulation capabilities that address a full range of system development including: the modeling of requirements; simulation of the product; and development of training simulators using actual combat vehicle software. We have significant expertise in the use of automated engineering tools that enable the development of virtual three-dimensional models for complete systems, subsystems and assemblies, which can be accessed and manipulated from multiple distributed locations in a single integrated data environment. Our software processes are certified at Software Engineering Institute Configuration Maturity Model(R) Level 3, and are on path to achieve Level 4 certification.

  Hybrid Electric Power Supply

   We are participating in several DARPA programs to demonstrate automotive and operational advantages of alternative power supplies for combat systems. We are developing integrated solutions for power generation, energy storage, sprocket torque production and software programmable power distribution. We are also working with the National Automotive Center to integrate hybrid electric technology for increased performance, fuel economy, enhanced reliability and reduced emissions. Our Combat Hybrid Power Supply laboratory in Santa Clara is focused on the design of next generation combat vehicles that rely on electrical power for propulsion, sensors, and weapons.

  Advanced Propellant Guns

   We are a leader in Electro-thermal Chemical (ETC) technology for large caliber guns, having received contracts from the U.S. Army, Navy, Marine Corps, and various Department of Defense research organizations. We are at the forefront of temperature compensation technology to improve velocity, lessen recoil and achieve greater weapon accuracy. We also have considerable expertise in pulse power generation to support the development of electromagnetic, ETC, and directed energy weapon systems.

  Integrated Survivability Solutions

   The Advanced Development Center in San Jose, CA is our facility for developing a broad range of survivability technologies, including advanced ballistic armor, Nuclear, Biological and Chemical survivability, detection avoidance and electronic sensors and countermeasures. ADC serves as the prime contractor for a key US Army technology integration and analysis program recently designated as a Science and Technology Objective. This program integrates and tests advanced survivability suites employing passive, active and reactive protection systems for ground combat vehicles. We are also working with SAIC to develop electromagnetic armor pulse power systems.

  Advanced Composite Materials

   We are a world leader in the development of thick-walled complex composites for armored vehicle structures and their associated manufacturing processes. Our Composite Armored Vehicle Advanced Technology Demonstrator achieved weight savings of over 30%, representing a significant development in survivable, light combat vehicles. We also have considerable expertise in the use of composite materials to fabricate lighter and stronger structures for missile launching systems.

Affiliates

   We have acquired companies and established joint ventures and co-production programs to gain technical competencies, extend product lines, and grow our international presence. Our objective in setting up a joint venture or co-production program is to provide the host country with an indigenous production capability that utilizes our developed products adapted for local requirements. This occurs through the transfer of production knowledge and technical expertise, thereby supporting the host country's industrial goals while modernizing its armed forces. Our affiliates include:

  Bofors Defence

   In September 2000, we acquired Bofors Weapon Systems AB from SAAB AB. In conjunction with this transaction, we changed the name of BWS to Bofors Defence, which remains headquartered in Karlskoga, Sweden. Bofors Defence has three affiliates in Sweden: SAAB Bofors Support AB, which provides administrative support; SAAB Bofors Test Center AB, which supplies testing services and proving grounds; and HB Development AB, a joint venture with Hagglunds Vehicle AB (a subsidiary of Alvis PLC) created to oversee the development and production of combat vehicles for the Swedish Armed Forces. Bofors Defence provides us with advanced technology, products and services in the precision munitions sector for Swedish and international defense customers.

  Barnes & Reinecke, Inc. ("BRI")

   In March 2000, we acquired Barnes & Reinecke, Inc. of Arlington Heights, Illinois from Allied Research Corporation. Founded in 1934, BRI is a leading ISO 9001-registered technical services firm specializing in design, engineering, prototyping, testing, training and documentation for a variety of government and commercial customers. BRI focuses on the military automotive engineering services market, principally serving the U.S. Army and selected international customers. BRI extends our lifecycle management capabilities and customer base for system technical support, integrated logistics services, packaging and electrical assembly.


  FNSS--Turkey ("FNSS")

   We own 51% of FNSS Defense Systems (Savunma Sistemleri) A.S. in partnership with the Nurol Group, a Turkish company with commercial interests including construction, manufacturing, real estate and banking. FNSS was formed in 1987 in conjunction with a $1.1 billion contract to produce 1,698 Armored Combat Vehicles for the Turkish Army. FNSS has an experienced workforce, a world-class manufacturing plant, and a quality control and testing laboratory. FNSS has also captured international sales with the export of 133 vehicles to the United Arab Emirates and its August 2000 contract to provide 211 armored combat vehicles in eleven variants to the Government of Malaysia through 2004. These programs, in conjunction with a recent sole-source contract to produce another 551 combat vehicles for the Turkish Army, result in a backlog totaling over $600 million.

  United Defense Systems--Saudi Arabia

   We own 51% of United Defense Systems, in partnership with Al-Hejailan Projects Engineering Company, Ltd. The joint venture has two U.S. Foreign Military Sales contracts to support the Royal Saudi Land Forces Infantry Corps. The initial contract, worth $250 million, was for logistics and training support through 2002 for Bradley Fighting Vehicle units. The second contract, for $188 million, provides funding through May 2002 and covers the construction of a military vehicle repair and overhaul facility at Al-Kharj and upgrades of 523 M113 vehicles to the A3 configuration. The Saudi government owns this facility, which United Defense Systems operates on a government-owned contractor-operated basis. United Defense Systems has successfully employed expatriates to implement programs and subsequently transition to a trained Saudi workforce, as evidenced in the M113 upgrade program, where only 15 of the 95 employees are expatriates and six Saudi nationals are in management positions. We are pursuing follow-on programs for logistics support, M113 upgrades and expansion of the depot facility.

Government Contracts; Regulatory Matters

   We expect that approximately 85% of our sales (including approximately 10% pursuant to the U.S. Foreign Military Sales program) will continue to result from contracts with the U.S. Government, either directly, through prime contractors or pursuant to the U.S. Government's Foreign Military Sales program. Our U.S. Government business is performed under cost-plus contracts and under fixed-price contracts. Generally, our engineering and development programs are performed under cost-plus contracts, while our production contracts are awarded on a fixed-price basis. Cost-plus and fixed-price contracts accounted for approximately 33% and 67%, respectively of our business in 2000.

   Our U.S. Government business is subject to unique procurement and administrative rules based on both laws and regulations. These laws and regulations include compliance with socio-economic requirements, the distribution of costs to contracts and non-reimbursement of certain costs such as lobbying expenses. Our contract administration and cost accounting policy and practices are subject to oversight by government inspectors, technical specialists and auditors.

   Certain of our sales are via Foreign Military Sales agreements directly between the U.S. Government and foreign governments. In such cases, because we serve only as the supplier, we do not have unilateral control over the terms of the agreements. These contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether our operations are being conducted in accordance with these laws and regulations. Investigations could result in administrative, civil, or criminal liabilities, including repayments, disallowance of certain costs, or fines and penalties.

   Certain of our sales are Direct Commercial Sales to foreign governments. These sales are subject to U.S. Government approval and licensing under the Arms Export Control Act. Legal restrictions on sales of sensitive U.S. technology also limit the extent to which our foreign joint ventures can sell our products to foreign governments or private parties.

   U.S. Government contracts are, by their terms, subject to termination by the U.S. Government either for its convenience or default by the contractor. In addition, U.S. Government contracts are conditioned upon the continuing availability of Congressional appropriations. Congress usually appropriates funds for a given program on a September 30 fiscal year basis, even though contract performance may take many years. Consequently, at the outset of a major program, the contract is usually partially funded, and additional monies are normally committed to the contract by the procuring agency only as appropriations are made by Congress for future fiscal years.

   As is common in the industry, we are subject to business risks, including changes in governmental appropriations, national defense policies or regulations, service modernization plans, and availability of funds. Any of these factors could materially adversely affect our business with the U.S. Government in the future.

Competition

   We face a variety of domestic and foreign competitors including Alvis, The Boeing Company, General Dynamics Corporation, General Motors Corporation, GIAT, Kraus Maffei Wegmann, Lockheed Martin, Oto Breda, Raytheon Company, Steyr and Textron.

   Our key competitive factors are the quality, technological advancement and cost competitiveness of our products and services. As the electronic and software content of our products increase, we may encounter future competition from electronics and aerospace companies whose historic activities have been largely unrelated to our products and programs. Our ability to compete for these contracts depends on:

   . the effectiveness of our research and development programs;

   . our ability to offer better program performance than our competitors at a lower cost; and

   . the readiness of our facilities, equipment and personnel to undertake the programs for which we compete.

   In programs where we are the sole-source provider, other suppliers may compete against us only if the U.S. Government chooses to reopen the particular program to competition. Our customers, particularly the industrial facilities operated by the U.S. Department of Defense, often compete with us for aftermarket business, such as upgrade work and various overhaul and servicing work.

Backlog

   As of September 30, 2001, our funded backlog was approximately $2.0 billion compared with $1.8 billion as of September 30, 2000. Funded backlog does not include the awarded but unfunded portion of total contract values. This backlog provides management with a useful tool to project sales and plan its business on an ongoing basis. A substantial majority of this backlog is expected to be earned as revenues by the end of 2002.

Intellectual Property

   Although we own a number of patents and we have filed applications for additional patents, we do not believe that our operations depend upon our patents. In addition, our U.S. Government contracts generally license us to use patents owned by others. Similar provisions in the U.S. Government contracts awarded to other companies make it impossible for us to prevent the use by other companies of our patents in most domestic work. Additionally, we own certain data rights in our products under certain of our government contracts. The protection of data developed by us from use by other government contractors is from time to time a source of negotiation between us and the U.S. Government, and the extent of our data rights in any particular product generally depends upon the degree to which that product was developed by us, rather than with U.S. Government funds. We routinely enter into confidentiality and non-disclosure agreements with our employees to protect our trade secrets.

Employees

   As of September 30, 2001, we had approximately 5,300 employees and approximately 300 contract workers, excluding employees of our foreign joint ventures. Approximately 1,500 of these employees at six locations are represented by the following nine unions: the Glass, Molders, Pottery, Plastics and Allied Workers (Anniston); the International Association of Machinists and Aerospace Workers (Louisville and San Jose); the United Automobile, Aerospace and Agricultural Implement Workers (Fridley); the International Guards (Fridley); the International Brotherhood of Teamsters (San Jose); the United Steelworkers (York); Armament Systems Guards Firefighters (Fridley); the Swedish Trade Union Cooperation (Sweden); and the Federation of Salaried Employees in Industry and Services (Sweden). While we have from time to time experienced strikes by unionized employees, we believe that currently relations with our employees are good.

Sources and Availability of Raw Materials

   Our manufacturing operations require raw materials, primarily aluminum and steel, which we purchase in the open market and from a number of suppliers. We also purchase a variety of electronic and mechanical components for which we have multiple commercial sources. We have not experienced any significant delays in obtaining timely deliveries of essential raw materials.

Environmental Matters

   Our operations are subject to federal, state and local laws and regulations relating to, among other things, emissions to air, discharges to water, the handling and disposal of hazardous and solid wastes, and the cleanup of hazardous substances. We continually assesses our compliance status and believe that our operations are in substantial compliance with environmental laws.

   Operating and maintenance costs associated with environmental compliance and prevention of contamination at our facilities are a normal, recurring part of operations, are not significant relative to total operating costs or cash flows, and are generally allowable as contract costs under our contracts with the U.S. Government. These costs have not been material in the past and, based on information presently available to us and on U.S. Government environmental policies relating to allowable costs in effect at this time, all of which are subject to change, we do not expect these to have a material adverse effect on us.

   Under existing U.S. environmental laws, potentially responsible parties are jointly and severally liable and, therefore, we are potentially liable to the government or third parties for the full cost of remediating contamination at our sites or at third party sites. In the unlikely event that we were required to fully fund the remediation of a site, the statutory framework would allow us to pursue rights of contribution from other potentially responsible parties.

   We manage certain government-owned facilities on behalf of the U.S. Government. At such facilities, environmental compliance and remediation costs have historically been the responsibility of the government and we relied (and continue to rely with repsect to past contamination) upon government funding to pay such costs. While the government remains responsible for capital and operating costs associated with environmental compliance, in certain instances such costs are being shifted to the contractor with fines and penalties no longer constituting allowable costs under the contracts pursuant to which such facilities are managed.

   Based on historical experience, we expect that a significant percentage of the total remediation and compliance costs associated with our facilities will continue to be allowable costs. As of September 30, 2001, we had a reserve for $13.1 million to cover any remediation and compliance costs that may not be allowable costs. Management believes that this reserve is sufficient and does not expect that these costs will materially adversely affect us.

Properties

   Our principal manufacturing and research and development activities are located in four main facilities. These primary operating locations are Fridley, Minnesota; York, Pennsylvania; Louisville, Kentucky; and Santa Clara, California. The agreement with the government under which we currently use the 1,712,240 square feet Fridley facility expires on October 31, 2001 and automatically renews on a monthly basis thereafter. However, we have entered into discussions with the U.S. Government for the purchase of this facility. Our York facility consists of 996,518 square feet and is owned by us. We lease our 633,609 square foot Louisville facility pursuant to a lease expiring in August 2002. Our main Santa Clara facility occupies 124,940 square feet under a lease that expires in October 2011. In addition, we own or lease approximately 25 additional administrative offices, manufacturing facilities and warehouse locations throughout the U.S. and in Sweden.

Legal Proceedings

   From time to time we are involved in legal proceedings arising in the ordinary course of our business. We believe that we have adequately reserved for these liabilities and that there is no litigation pending that could have a material adverse effect on our results of operations and financial condition.

   As a government contractor, we are subject from time to time to U.S. Government investigations relating to our operations and audits of our accounting procedures by the Defense Contract Audit Agency. Government contractors who are found to have violated the False Claims Act, or are indicted or convicted for violations of other federal laws, may be suspended or disbarred from government contracting for some period. Such an event could also result in fines or penalties. Given our dependence on U.S. Government contracts, suspension or debarment could have a material adverse effect on the Company. We are not aware of any such claims against us.

   In April 2001, we settled a qui tam case filed under the U.S. Civil False Claims Act. In the case, U.S. ex rel. Seman and Shukla v. United Defense, FMC Corp., and Harsco Corp., the plaintiff alleged that we improperly obtained payment under various government contracts by supplying components that did not comply with applicable technical specifications. Under the terms of the settlement agreement, we agreed to pay approximately $6.0 million. There was no finding of wrongdoing by us, and we received a full release of any claims raised in the case.

                                  MANAGEMENT

Directors and Executive Officers

   The following table sets forth information concerning our directors and executive officers as of September 30, 2001:

Name                   Age                       Position
----                   --- ----------------------------------------------------
Thomas W. Rabaut...... 53  President, Chief Executive Officer and Director
Francis Raborn........ 58  Vice President, Chief Financial Officer and Director
Dennis A. Wagner...... 51  Vice President, Business Development & Marketing
David V. Kolovat...... 56  Vice President, General Counsel and Secretary
Peter C. Woglom....... 56  Vice President, General Manager-Armament Systems
Arthur L. Roberts..... 61  Vice President, General Manager-International
Elmer L. Doty......... 47  General Manager-Ground Systems
William E. Conway, Jr. 51  Chairman of the Board
Frank C. Carlucci..... 70  Director
Peter J. Clare........ 36  Director
Allan M. Holt......... 49  Director
Robert M. Kimmitt..... 54  Director
J.H. Binford Peay, III 60  Director
John M. Shalikashvili. 65  Director

   Thomas W. Rabaut became our President and Chief Executive Officer in January 1994 and has been a director since October 1997. Mr. Rabaut joined FMC Corporation in June 1977 and worked in a variety of manufacturing management positions in its Power Transmission Group. In July 1982, he became operations manager of FMC's Fluid Control Division serving the petroleum equipment industry. In February 1986, Mr. Rabaut entered FMC's defense business as general manager of its Steel Products Division. Mr. Rabaut became the operations director of FMC's Ground Systems Division in January 1989. In April 1990, he was appointed Vice President and General Manager of Ground Systems Division. In January 1993, Mr. Rabaut assumed the position of General Manager of the Defense Systems Group, overseeing operations in the U.S., Turkey, Pakistan, and Saudi Arabia for U.S. and allied armies, navies and marines.

   Francis Raborn became our Vice President and Chief Financial Officer in January 1994, and has been a director since December 1997. Prior to joining us, Mr. Raborn served as FMC's Defense Systems Group Controller in Santa Clara, California where he was responsible for leading the financial planning for the four defense divisions. His previous assignment at FMC was Special Products Group Controller in Philadelphia where he presided over the finance function of a commercial business group composed of eight smaller machinery and specialty chemical divisions. His first assignment with the Company was the Director of Operations Analysis and Special Studies on the Corporate Finance staff in Chicago. Before joining FMC, Mr. Raborn worked in a financial capacity with Chemetron Corporation and Ford Motor. He also served in the U.S. Air Force as a pilot and command center duty director.

   Dennis A. Wagner became our Vice President of Business Development and Marketing in January 1994. Prior to his current assignment, Mr. Wagner was the Division General Manager of FMC's Steel Products Division and served as the Program Director for the M113 Family of Vehicles at FMC's Ground Systems Division. Mr. Wagner also served as the Army Programs Marketing Manager and the Advanced Technology Program Director at FMC's Defense Systems Group office in the Washington, D.C. area. Before joining FMC in July 1981, Mr. Wagner served in the U.S. Army as an Infantry Officer. After his active U.S. Army service, Mr. Wagner worked as a design engineer at the Ford Motor Company and later as a mechanical engineer and project manager at the U.S. Army Tank and Automotive Command.

   David V. Kolovat has been our Vice President, General Counsel and Secretary since January 1994. Mr. Kolovat joined FMC Corporation in May 1988 as Associate General Counsel responsible for its Defense Systems Group. Prior to that time, Mr. Kolovat served successively as staff counsel for Deere & Company; Vice President, General Counsel and Secretary of Itel Corporation; Vice President, General Counsel and Secretary of Robot Defense Systems, Inc.; and Vice President, General Counsel and Secretary of Peremisys, Inc.

   Peter C. Woglom has been our Vice President and General Manager of our Armament Systems operations since May 2001, after having served in this capacity for our Ground Systems operations from January 1993 to April 2001. Prior positions have included Vice President and Director, Business Strategies and Initiatives for Defense Systems Group, for over two years beginning in April of 1990; Bradley Program Director for over two years beginning in October of 1987; and Operations Manager at Bradley for four years beginning in September of 1983.

   Arthur L. Roberts has been our Vice President and General Manager of our international operations since January 1993. Prior to this assignment, Mr. Roberts managed our Turkey joint venture program from initial proposal through the implementation phase. He is also a member of the board of directors of FMC-Nurol Savunma Sanayii A.S., or FNSS, and represents United Defense Industries on the executive committee of its board. Before he became associated with international business, Mr. Roberts held a variety of manufacturing positions in our Ground Systems Operations and the former Construction Equipment Group of FMC. He has been with us since June 1967.

   Elmer L. Doty became our General Manager of our Ground Systems operations in April 2001 after having served as Division Manager of the Steel Products Division since April 1994. Mr. Doty began his career with FMC in August 1979 as Engineering Group Leader and subsequently held the positions of Engineering Manager, Director of Manufacturing/Engineering, and Division Manager of the Energy and Transportation Group's Conveyor Equipment Division. Prior to joining FMC, Mr. Doty was employed by Black & Veatch Consulting Engineers and by General Electric.

   William E. Conway, Jr. is our Chairman of the Board and has been a director since October 1997. He has been a Managing Director of our affiliate, The Carlyle Group, a Washington, D.C.-based global investment firm, since August 1987. Mr. Conway was Senior Vice President and Chief Financial Officer of MCI Communications Corporation from 1984 until 1987, and was a Vice President and Treasurer of MCI from 1981 to 1984. He is also a director of Nextel Communications, Inc., and several privately held companies.

   Frank C. Carlucci became a director in December 1997. He is currently Chairman of our affiliate, The Carlyle Group. Prior to joining The Carlyle Group in 1989, Mr. Carlucci served as Secretary of Defense from November 1987 to January 1989 and as President Reagan's National Security Advisor in 1987. Mr. Carlucci currently serves as Chairman of the Board for Neurogen Corporation, and the US-ROC (Taiwan) Business Council. He is also a director on the boards of the following companies; Ashland, Inc.; Kaman Corporation; The Quaker Oats Company; SunResorts, Ltd., NV; Texas Biotechnology Corporation; Pharmacia Corporation; and the Board of Trustees for the RAND Corporation.

   Peter J. Clare became a director in October 1997. He is currently a Managing Director with our affiliate, The Carlyle Group, which he joined in August 1992. Mr. Clare was previously with First City Capital, a private investment group, and also worked at Prudential-Bache. Mr. Clare also serves as a director on the board of KorAm Bank, as well as several privately held companies.

   Allan M. Holt became a director in October 1997. He is currently a Managing Director of our affiliate, The Carlyle Group, which he joined in December 1991. Mr. Holt was previously with Avenir Group, a private investment and advisory group, and from June 1984 to December 1987 was Director of Planning and Budgets at MCI Communications Corporation, which he joined in September 1982. Mr. Holt currently serves on the boards of several privately held companies.

   Robert M. Kimmitt was elected as a director in March 1998. He is Executive Vice President, Global & Strategic Policy, at AOL Time Warner, and is responsible for setting the company's strategic course on major public policy issues affecting the company in the United States and around the world. Prior to joining AOL Time Warner, Mr. Kimmitt was President and Vice Chairman of Commerce One, Inc., a leading electronic commerce company headquartered in Pleasanton, California. Previously, from 1997 to 2000, Mr. Kimmitt was a Partner in the Washington law firm of Wilmer, Cutler & Pickering, and from 1993 to 1997, he served as a Managing Director of Lehman Brothers. Mr. Kimmitt served as American Ambassador to Germany from 1991 to 1993. Previously, he served as Under Secretary of State for Political Affairs, General Counsel to the Treasury Department, and was a member of the National Security Council Staff. Mr. Kimmitt serves on the boards of Allianz Life Insurance Company of North America, Commerce One, Inc., Siemens AG and Xign Corporation, as well as numerous non-profit organizations involved in public affairs.

   J. H. Binford Peay, III became a director of our company in December 1997. General Peay is a career U.S. Army officer who attained the rank of General and retired from the Army on October 1, 1997. He served as the Commander-In-Chief of the U.S. Central Command from 1994 to 1997, and also served as Vice Chief of Staff of the U.S. Army from 1993 to 1994. General Peay is currently the Chairman and Chief Executive Officer of Allied Research Corporation. He also serves as a Trustee of the George C. Marshall Foundation, and a Trustee of Virginia Military Institute Foundation. He is also the President and Chief Executive Officer of the Fort Campbell Historical Foundation, Inc.

   John M. Shalikashvili became a director of our company in June 1998 and is the chairman of the audit committee. General Shalikashvili is an independent consultant and a Visiting Professor at Stanford University. Prior to his appointment, he was the senior officer of the United States military and principal military advisor to the President of the United States, the Secretary of Defense and the National Security Council in his capacity as the thirteenth Chairman of the Joint Chiefs of Staff, Department of Defense, for two terms from 1993 to 1997. Prior to his tenure as Chairman of the Joint Chiefs of Staff, he served as the Commander in Chief of all U.S. States forces in Europe and as NATO's tenth Supreme Allied Commander, Europe (SACEUR). He also served in a variety of command and staff positions in the continental United States, Alaska, Belgium, Germany, Italy, Korea, Turkey and Vietnam. General Shalikashvili is a director of The Boeing Company, Frank Russell Trust Company and Plug Power, Inc.

Board of Directors

   Upon the closing of the offering, the number of directors will remain at nine. At each annual meeting our stockholders will elect the successors to our directors. Any director may be removed from office by a majority of our stockholders. Carlyle is the beneficial owner of a majority of our common stock and will be able to unilaterally remove directors. Our executive officers serve at the discretion of our board of directors.

Committees of our Board of Directors

   Our board of directors directs the management of our business and affairs, as provided by Delaware law, and conducts its business through meetings of the board of directors and three standing committees: the audit and ethics committee, the compensation committee and the executive committee. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues. We have no nominating committee or committee that serves a similar function.

  Audit and Ethics Committee

   Our audit and ethics committee is responsible for, among other things, making recommendations concerning the engagement of our independent public accountants, reviewing with the independent public accountants the plans and results of the audit engagement, approving professional services provided by the independent public accountants, reviewing the independence of the independent public accountants, considering the range of audit and non-audit fees, reviewing the adequacy of our internal accounting controls and overseeing our ethics program. At the time the offering is consummated our audit and ethics committee will be comprised of J.H. Binford Peay, III, Robert M. Kimmitt and John M. Shalikashvili.

  Compensation Committee

   The compensation committee is responsible for determining compensation for our executive officers and other employees, and administering our 1998 Stock Option Plan, our Management Incentive Plan and other compensation programs. Our compensation committee is currently comprised of Peter J. Clare and J. H. Binford Peay, III.

  Executive Committee

   The executive committee is responsible for reviewing major operating, contractual and expenditure issues. Our executive committee is currently comprised of William E. Conway, Jr., Robert M. Kimmitt, and Thomas W. Rabaut.

  Compensation Committee Interlocks and Insider Participation

   The compensation committee of the board of directors is charged with the responsibilities, subject to full board approval, of establishing, periodically re-evaluating and, where appropriate, adjusting and administering policies concerning compensation of management personnel, including the Chief Executive Officer and all of our other executive officers. The compensation committee was established in 1998 and Messrs. Clare and Peay serve on the committee. Mr. Clare is a member of The Carlyle Group, which beneficially owns a majority of our stock.

   By virtue of his position as President and Chief Executive Officer, Mr. Rabaut has been invited to attend all meetings of the committee, but he is not a voting member.

  Director Compensation

   The three outside directors, Messrs. Peay, Kimmitt and Shalikashvili, are paid annual retainers of $25,000 for all services rendered. There are no other fees paid to the directors. These three directors may elect to receive their annual retainer in cash, options to purchase our stock, or a combination. We do not maintain a medical, dental, or retirement benefits plan for these directors. The remaining directors are employed either by us or The Carlyle Group, and are not separately compensated for their service as directors. A special performance bonus was paid to certain directors and executive officers in 2001, including a payment of $192,000 to Mr. Kimmitt, $160,000 to Mr. Peay and $102,586 to Mr. Shalikashvili. See "--Special Performance Bonus." These directors are also eligible for retention bonuses in the same amounts. See "--Retention Bonus Plan."

Executive Compensation

   The following table sets forth the cash and non-cash compensation paid or incurred on our behalf to our chief executive officer and each of the four other most highly compensated executive officers, or the named executive officers, that earned more than $100,000 during the last three fiscal years:

                          Summary Compensation Table

                                                                           Long-Term
                                                                          Compensation
                                                      Annual Compensation    Awards
                                                      ------------------- ------------
                                                                           Securities   All Other
Name and                                                                   Underlying  Compensation
Principal Position                               Year Salary($)  Bonus($) Options (#)     ($)(1)
------------------                               ---- ---------  -------- ------------ ------------
Thomas W. Rabaut................................ 2000  407,917   386,052         --       39,554
   President and Chief Executive Officer         1999  364,167   421,341         --       40,094
                                                 1998  331,547   393,082    200,000       31,650
Peter C. Woglom................................. 2000  257,087   180,989         --       22,849
   Vice President, General Manager--             1999  245,587   237,728         --       20,895
   Ground Systems                                1998  234,528   239,922    100,000       15,997

Francis Raborn.................................. 2000  248,400   198,919         --       21,386
   Vice President and Chief Financial Officer    1999  210,600   206,177         --       20,161
                                                 1998  201,993   211,083    100,000       14,361
Arthur L. Roberts............................... 2000  185,796   204,376         --       17,163
   Vice President, General Manager--             1999  182,645   133,806         --       20,797
   International Division                        1998  174,427   166,927     65,000       17,845
Frederick M. Strader (2)........................ 2000  214,078   180,853         --       18,264
   Vice President, General Manager--             1999  198,749   158,721         --       22,137
   Armament Systems                              1998  192,348   168,420    100,000       21,108

--------
(1)Comprised of matching contributions under our 401(k) Plan and nonqualified thrift plan for salaried employees for 2000, 1999 and 1998.
(2)No longer employed with the company.

                              2000 Options Values

   The following tables show information regarding options to purchase our common stock unexercised and outstanding as of December 31, 2000. We did not grant any options to our named executive officers in the year ended December 31, 2000 nor did they exercise any options. Also included is the value and number of unexercised options held as of December 31, 2000 by such named executive officers:

   . The value of the unexercised options is based on an assumed offering price
     of $   per share.

   . "Exercise" means an employee's acquisition of shares of common stock which have already vested, "exercisable" means options to purchase shares of common stock which are subject to exercise and "unexercisable" means all other options to purchase shares of common stock.

                       Number of Securities            Value of
                            Underlying                Unexercised
                      Unexercised Options at    In-The-Money Options at
                        Fiscal Year-End(#)        Fiscal Year-End($)
                     ------------------------- -------------------------
Name                 Exercisable Unexercisable Exercisable Unexercisable
----                 ----------- ------------- ----------- -------------
Thomas W. Rabaut....   120,000      80,000
Peter C. Woglom.....    65,000      35,000
Francis Raborn......    65,000      35,000
Arthur L. Roberts...    42,250      22,750
Frederick M. Strader    50,000      50,000

Retirement and Pension Plans

   Each named executive officer participates in the UDLP Salaried Employees' Retirement Plan and the UDLP Excess Pension Plan described below. The following table shows the estimated annual pension benefits under those plans for the specified compensation and years of service. A portion of the retirement benefits for service prior to 1986, computed under the Pension Plan, is payable from annuity contracts maintained by Aetna Life Insurance Company.


                                  Years of Credited Service
           Final Average --------------------------------------------
             Earnings       15       20       25       30       35
           ------------- -------- -------- -------- -------- --------
            $150,000..   $ 31,270 $ 41,693 $ 52,117 $ 62,540 $ 72,693
             250,000       53,770   71,693   89,617  107,540  125,463
             350,000       76,270  101,693  127,117  152,540  177,963
             450,000       98,770  131,693  164,617  197,540  230,463
             550,000      121,270  161,693  202,117  242,540  282,963
             650,000      143,770  191,693  239,617  287,540  335,463
             900,000      200,020  266,693  333,367  400,040  466,713

   . Compensation included in the final average earnings for the pension benefit computation includes base annual salary and annual bonuses, but excludes payments for most other compensation.

   . Unreduced retirement pension benefits are calculated pursuant to the Pension Plan's benefit formula as an individual life annuity payable at age 65. Benefits may also be payable as a joint and survivor annuity or a level income option.

   . Final average earnings in the above table means the average of covered remuneration for the highest 60 consecutive calendar months out of the 120 calendar months immediately preceding retirement.

   . Benefits applicable to a number of years of service or final average earnings different from those in the above table are equal to the sum of:

       - 1% of allowable Social Security Covered Compensation ($33,066) for a participant retiring at age 65 in 1999 times years of credited service; and

       - 1.5% of the difference between final average earnings and allowable Social Security Covered Compensation times years of credited service.

   . The Employment Retirement Income Security Act, or ERISA, limits the annual benefits that may be paid from a tax-qualified retirement plan. Accordingly, as permitted by ERISA, we have adopted the excess plan to maintain total benefits upon retirement at the levels shown in the table.

  Credited Years of Service under Pension Plan for Named Executive Officers:

                            Thomas W. Rabaut.... 23
                            Peter C. Woglom..... 27
                            Francis Raborn...... 23
                            Arthur L. Roberts... 33
                            Frederick M. Strader 20

   We also maintain a Supplemental Thrift and Savings Plan designed to provide select employees a benefit equal to the benefit the participant would receive under our 401(k) plan if the Internal Revenue Code and such plan did not require the exclusion of compensation above a certain level. All named executive officers are eligible to participate in the Supplemental Thrift and Savings Plan.

1998 Stock Option Plan

   During 1998, we adopted the 1998 Stock Option Plan, which authorizes the compensation committee to grant options to our executives and other key employees of our company and of our affiliates and any independent director. Under our plan 1,422,800 shares of our common stock were reserved for issuance at September 30, 2001.

   Options generally vest over a period of 10 years; however, vesting may be accelerated over 5 years if certain targets related to earnings and cash flow are met. Options granted in 1998 were at $10 per share and had an estimated grant date fair value of $4.51 per option. Options granted in 1999 were at $20 per share and had an estimated grant date fair value of $9.56 per option. Options were granted at $20 and $25 during the year ended December 31, 2000 and had an estimated weighted average fair value on the date of grant of $6.95. The weighted-average exercise price and weighted-average remaining contractual life of the stock options outstanding at December 31, 2000 was $10.30 and eight years, respectively.

   As of September 30, 2001, 36,043 shares of our common stock were available for additional options that can be granted under the 1998 Stock Option Plan.

Management Incentive Plan

   Our current management incentive plan for our senior managers was adopted in January 1998. The plan allows our senior managers to achieve performance based compensation in addition to base salary. Generally, target awards under the plan vary from 15% to 65% of base salary depending on level of seniority and overall performance of the individual and the relevant business unit. Actual awards, however, are not guaranteed and may range from zero to 200% of the applicable target award.

Retention Bonus Plan

   In September 2001, our board of directors adopted a retention incentive program for our key employees in order to ensure their continuous full-time employment until the completion of specified transactions. Each of Messrs. Rabaut and Raborn are a party to this program, and are eligible to receive a special retention bonus of $1.6 million and $800,000, respectively for their continued employment. This program is in addition to, and does not in any way replace or reduce, any other compensation, bonus, stock or option program offered to any of our employees. It is currently contemplated that this plan may be amended and certain benefits may be accelerated in connection with the consummation of this offering.

Special Performance Bonus


   We paid special performance bonuses aggregating $11.1 million to some of our directors and key management in 2001, including special performance bonuses of $1.6 million to Mr. Rabaut; $800,000 to Mr. Woglom; $800,000 to Mr. Raborn; and $520,000 to Mr. Roberts. It is currently contemplated that additional special performance bonuses may be paid in connection with the consummation of this offering.

Employment Agreements

   Each of Messrs. Rabaut, Raborn and Woglom entered into an employment agreement with us on May 21, 1999. Each agreement extends through December 21, 2002, and will automatically be extended for successive one year periods thereafter unless either party delivers notice within specified notice periods.

   Under each agreement, the executive receives a stated annual base salary and is eligible to participate in our discretionary management incentive plan. Mr. Rabaut, receives an annual base salary of $407,917 and is eligible to receive a bonus of up to 65% of the amount of his annual base salary. Mr. Raborn, receives an annual salary of $248,400 and is eligible for a bonus of up to 55% of his base salary. Mr. Woglom, receives an annual base salary of $257,087 with a potential bonus of up to 55% of his base salary.

   Each of these employment agreements provides that upon termination of employment, either by us without cause or by the executive for good reason, each executive will be entitled to:

   . a payment equal to a multiple of the executive's base pay and target bonus. In the case of each of Messrs. Woglom and Wagner this severance period will last two years, while for each of Messrs. Raborn and Rabaut the severance period will last three years;

   . company-paid outplacement services; and

   . the right to continue to participate in our health, life and accidental death and dismemberment and long-term disability benefits plan for one year to three years at the rates in effect for active employees.

   We also maintain a severance plan that generally covers most salaried and non-union hourly employees, and provides severance payments in the event of the employee's involuntary termination of employment due to a reduction in force. Severance payments are calculated as a percentage, up to 100%, of base pay.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Carlyle Management Fee

   In October 1997, we entered into a management agreement with TCG Holdings, L.L.C. for management and financial advisory services and oversight to be provided to us and our subsidiaries. The management agreement provides for the payment to Carlyle of an annual management fee of $2.0 million. In addition, in connection with our recapitalization in August 2001, we paid a $3.5 million fee to Carlyle for their investment banking and consulting services. In addition, during 1998, we paid Carlyle a fee of $2.0 million for management services provided in 1997.

Loans to Executive Officers

   In September 1998, Messrs. Raborn, Roberts and Kolovat purchased shares of our common stock pursuant to our employee stock purchase plan. We received promissory notes from each of Messrs. Raborn, Roberts and Kolovat for $250,000, $100,000 and $214,280, respectively, in connection with these purchases. Each of the promissory notes carried interest at 7.50% per year and the final payment was due in September 2003. Each of Messrs. Raborn, Roberts and Kolovat repaid all outstanding indebtedness in August 2001.

Registration Rights Agreement

   We and our principal stockholder, Iron Horse Investors, L.L.C., entered into a registration rights agreement. Pursuant to that agreement, all current stockholders are entitled to registration rights. Holders of at least a majority of the shares of common stock held by these stockholders may require us to effect the registration of their shares of common stock from time to time pursuant to a demand. Such requirement is called a demand registration. We are required to pay all registration expenses in connection with the first eight demand registrations pursuant to the registration rights agreement. In addition, if we propose to register any of our common stock under the Securities Act, whether for our own account or otherwise, those stockholders are entitled to notice of the registration and are entitled to include their shares of common stock in that registration with all registration expenses paid by us. Notwithstanding the foregoing, we will not be obligated to effect a demand registration prior to 180 days after the effective date of this offering.

Stockholders Agreements

   We and some of our stockholders entered into stockholder agreements that:

   . impose restrictions on their transfer of our shares;

   . require those stockholders to take certain actions upon the approval by stockholders party to the agreement holding a majority of the shares held by those stockholders in connection with a sale of the company; and

   . grant our principal stockholder the right to require other stockholders to participate pro rata in connection with a sale of shares by our principal stockholder.

Nomination of Directors

   We have entered into agreements with four affiliates of our principal stockholder, Iron Horse Investors, L.L.C. whereby we have agreed to designate one nominee to our board of directors on behalf of each of these entities. These agreements will remain in effect so long as Iron Horse owns greater than 20% of our voting stock.

Employment Agreements

   We have employment agreements with certain of our named executive officers as described in "Management--Employment Agreements."

                      PRINCIPAL AND SELLING STOCKHOLDERS

Security Ownership of Certain Beneficial Owners and Management

   The following table provides summary information regarding the beneficial ownership of our outstanding capital stock as of September 30, 2001, for:

   . each person or group who beneficially owns more than 5% of our capital stock on a fully diluted basis;

   . each of the executive officers named in the Summary Compensation Table;

   . each of our directors; and

   . all of our directors and executive officers as a group.

   Beneficial ownership of shares is determined under the rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all shares of common stock held by them. Shares of common stock subject to options currently exercisable or exercisable within 60 days of September 30, 2001 are deemed outstanding for calculating the percentage of outstanding shares of the person holding these options, but are not deemed outstanding for calculating the percentage of any other person. Unless otherwise noted, the address for each director and executive officer is c/o United Defense Industries, Inc., 1525 Wilson Boulevard, Suite 700, Arlington, Virginia 22209.


                                                         Shares Owned Prior   Shares Owned After
                                                           to the Offering       the Offering
                                                        --------------------  ------------------
               Name of Beneficial Owner                   Number   Percentage Number  Percentage
------------------------------------------------------- ---------- ---------- ------  ----------
TCG Holdings, L.L.C. (1) (2)........................... 17,300,000     96%
William E. Conway, Jr. (2) (3).........................    100,000      *                 *
Allan M. Holt (2) (3)..................................     20,000      *                 *
Peter J. Clare (2) (3).................................     20,000      *                 *
Frank C. Carlucci (2) (3)..............................     20,000      *                 *
Robert M. Kimmitt......................................     22,000      *                 *
J.H. Binford Peay, III.................................     20,000      *                 *
John M. Shalikashvili..................................     11,428      *                 *
Thomas W. Rabaut.......................................    130,000      *                 *
Francis Raborn.........................................    140,000      *                 *
Arthur L. Roberts......................................     76,250      *                 *
Dennis A. Wagner, III..................................     57,000      *                 *
Peter C. Woglom........................................     75,000      *                 *
Elmer L. Doty..........................................     22,000      *                 *
Frederick M. Strader...................................     85,000      *                 *
All Current Directors and Executive Officers as a Group
 (13 persons)..........................................    789,106      4%

--------
 * Denotes less than 1% beneficial ownership
(1)Carlyle Partners II, L.P., a Delaware limited partnership, Carlyle Partners III, L.P., a Delaware limited partnership, Carlyle International Partners II, L.P., a Cayman Islands limited partnership, Carlyle International Partners III, L.P., a Cayman Islands limited partnership, and certain additional partnerships formed by Carlyle (collectively, the "Investment Partnerships") and certain investors with respect to which TC Group, L.L.C. or an affiliate exercises investment discretion and management constitute all of the members of Iron Horse. TC Group, L.L.C. exercises investment discretion and control over the shares held by the Investment Partnership directly through its capacity as the sole general partner of certain of the Investment Partnerships or indirectly through its wholly-owned subsidiary TC Group II, L.L.C., the sole general partner of certain of the Investment Partnerships. TCG Holdings, L.L.C., a Delaware limited liability company, is the sole managing member of TC Group, L.L.C. William E. Conway, Jr., Daniel
   A. D'Aniello, and David M. Rubenstein, as the managing members of TCG Holdings, L.L.C., may be deemed to share beneficial ownership of the shares shown as beneficially owned by TCG Holdings, L.L.C. Such persons disclaim such beneficial ownership.
(2)The address of such person is c/o The Carlyle Group, 1001 Pennsylvania Avenue, NW, Washington, D.C. 20004.
(3)Individual also owns an interest in Iron Horse through Carlyle-UDLP Partners, L.P. and indirectly through such individual's interest as a member of TCG Holdings, L.L.C.

Selling Stockholders

   The table below presents certain information regarding the beneficial ownership of our common stock outstanding as of September 30, 2001 (but without giving effect to the underwriters' exercise of the over-allotment options) by the selling stockholders.

                                Shares Owned                      Shares Owned
                            Prior to the Offering Shares Being After the Offering
   -                        --------------------- Sold in the  ------------------
   Name of Beneficial Owner Number     Percentage   Offering   Number  Percentage
   ------------------------ ------     ---------- ------------ ------  ----------

                         DESCRIPTION OF CAPITAL STOCK

   Upon completion of the offering, our authorized capital stock will consist
of       shares of common stock, par value $0.01 per share and      shares of
preferred stock, par value $0.01 per share .

Common Stock

   As of September 30, 2001, there were 18,106,467 shares of common stock outstanding held of record by 40 stockholders. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably those dividends as may be declared by the board of directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, our dissolution or winding up, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of the offering will be, fully-paid and nonassessable.

Preferred Stock

   There are, and upon completion of the offering, there will be, no shares of preferred stock outstanding. The board of directors has the authority, without further action by the stockholders, to issue up to 1,000,000 shares of preferred stock, par value $0.01 per share in one or more series and to fix the powers, preferences, privileges, rights and qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of the series, without any further vote or action by stockholders. We believe that the board of directors' authority to set the terms of, and our ability to issue, preferred stock will provide flexibility in connection with possible financing transactions in the future. The issuance of preferred stock, however, could adversely affect the voting power of holders of common stock, and the likelihood that the holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control in us. We have no present plan to issue any shares of preferred stock.

Certain provisions of our Bylaws and Delaware General Corporation Law

   Requirements For Advance Notification Of Stockholder Nominations And Proposals. Our bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board.

   Delaware Anti-Takeover Law. We are subject to Section 203 of the Delaware general corporation law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Registration Rights

   We and our principal stockholder, Iron Horse Investors, L.L.C., entered into a registration rights agreement. Pursuant to that agreement, all current stockholders are entitled to registration rights. Holders of at least a majority of the shares of common stock held by these stockholders may require us to effect the registration of their shares of common stock from time to time pursuant to a demand. Such requirement is called a demand registration. We are required to pay all registration expenses in connection with the first eight demand registrations pursuant to the registration rights agreement. In addition, if we propose to register any of our common stock under the Securities Act, whether for our own account or otherwise, those stockholders are entitled to notice of the registration and are entitled to include their shares of common stock in that registration with all registration expenses paid by us. Notwithstanding the foregoing, we will not be obligated to effect a demand registration prior to 180 days after the effective date of this offering.

Transfer Agent and Registrar

   has been appointed as the transfer agent and registrar for our common stock.

                        DESCRIPTION OF CREDIT FACILITY

   In connection with our August 2001 recapitalization, we entered into a new senior secured credit facility with a syndicate of lending institutions led by Deutsche Bank Alex. Brown and Lehman Commercial Paper Inc., an affiliate of Lehman Brothers Inc., one of the underwriters of this offering. The senior secured credit facility consists of:

    .  a $500 million, six-year Term A loan facility;

    .  a $100 million, eight-year Term B loan facility; and

    . a $200 million, six-year revolving credit facility, including sub-facilities for letters of credit and swingline loans.

   Loans made pursuant to the Term A loan facility require equal quarterly amortization payments of $1.6 million until December 31, 2001 and thereafter in the amount of $4.4 million. Loans made pursuant to the Term B facility require quarterly amortization payments of $1.25 million, until June 30, 2002, and during each of the five years thereafter require equal quarterly amortization payments of $6.25 million. The remaining aggregate principal amount of loans under the Term B facility is subject to equal quarterly amortization payments during the seventh and eighth years.

   Loans made pursuant to the revolving credit facility may be utilized for general corporate and working capital requirements. In addition, we may use up to $5 million of the proceeds from the revolving credit facility for other limited purposes. The revolving credit facility is also available for the issuance of letters of credit to support our obligations and the obligations of our subsidiaries. Maturities for letters of credit may not exceed three years, renew annually thereafter and, in any event, may not extend beyond the third business day prior to the maturity of the Term A loan facility. At no time may the aggregate principal amount of revolving loans together with any outstanding letters of credit and any unpaid drawings thereon exceed the commitments then in effect pursuant to the revolving credit facility.

   All outstanding loans under the senior credit facility are guaranteed by certain of our subsidiaries and are secured by a lien on all of our present and future, tangible and intangible assets and by a pledge of substantially all of our common stock and the equity interests of our domestic subsidiaries and two-thirds of certain of our foreign subsidiaries and joint ventures.

   We have the option to pay interest on the credit facility at (i) the base rate in effect from time to time plus an applicable margin ranging from 2% to 2.25% or (ii) LIBOR plus an applicable margin between 3% and 3.25%, in each case depending on the type of loan. The applicable margin for each loan may be reduced if our leverage ratio decreases. Our senior credit facility also contains customary covenants restricting the incurrence of debt, encumbrances on and sales of assets, limitations on mergers and certain acquisitions, limitations on changes of control, provisions for the maintenance of certain financial ratios and various other financial covenants and restrictions.

                   CERTAIN UNITED STATES FEDERAL INCOME TAX
                       CONSEQUENCES TO NON-U.S. HOLDERS

   The following summary describes the material United States federal income and estate tax consequences of the ownership of common stock by a Non-U.S. Holder (as defined below) as of the date hereof. This discussion does not address all aspects of United States federal income and estate taxes that may be relevant to a Non-U.S. Holder of common stock, including the fact that in the case of a Non-U.S. Holder that is a partnership, the U.S. tax consequences of holding and disposing of our common stock may be effected by determinations made at the partner level. This discussion also does not address the foreign, state and local consequences that may be relevant to Non-U.S. Holders in light of their personal circumstances. Special rules may apply to certain Non-U.S. Holders, such as insurance companies, tax-exempt organizations, financial institutions, dealers in securities, holders of securities held as part of a "straddle," "hedge," or "conversion transaction," "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies" and corporations that accumulate earnings to avoid U.S. federal income tax, that are subject to special treatment under the Internal Revenue Code. Such persons should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and these authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below.

   PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

   As used herein, a "U.S. Holder" of common stock means a holder that is (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia, unless in the case of a partnership, U.S. Treasury Regulations provide otherwise, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source and (iv) a trust (X) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons has the authority to control all substantial decisions of the trust or (Y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person. A "Non-U.S. Holder" is a holder that is not a U.S. Holder.

Dividends

   Dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of the Non-U.S. Holder, are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

   A Non-U.S. Holder of common stock who wishes to claim the benefit of an applicable treaty rate (and avoid back-up withholding as discussed below) for dividends paid will be required to satisfy applicable certification and other requirements.

   A Non-U.S. Holder of common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service (the "IRS").

Gain on Disposition of Common Stock

   A Non-U.S. Holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of common stock unless (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, and, where a tax treaty applies, is attributable to a United States permanent establishment of the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is an individual and holds the common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) the Company is or has been a "U.S. real property holding corporation" for United States federal income tax purposes.

   A Non-U.S. Holder described in clause (i) above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates and, if it is a corporation, may be subject to the branch profits tax at a rate equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. An individual Non-U.S. Holder described in clause (ii) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though the individual is not considered a resident of the United States).

   The Company believes it is not and does not anticipate becoming a "U.S. real property holding corporation" for United States federal income tax purposes.

Federal Estate Tax

   Common stock held by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

   The Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

   A Non-US Holder will be subject to back-up withholding unless applicable certification requirements are met.

   Payment of the proceeds of a sale of common stock within the United States or conducted through certain U.S. related financial intermediaries is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge that the beneficial owner is a United States person) or the holder otherwise establishes an exemption.

   Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

                        SHARES ELIGIBLE FOR FUTURE SALE

   If our stockholders sell, or there is a perception they may sell, substantial amounts of our common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market following the offering, the market price of our common stock could decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

   Upon completion of the offering, we will have outstanding an aggregate of shares of our common stock, assuming no exercise of outstanding options. Of these shares, all of the shares sold in the offering will be freely tradeable without restriction or further registration under the Securities Act, unless the shares are purchased by "affiliates" as that term is defined in Rule 144
under the Securities Act. This leaves       shares eligible for sale in the
public market as follows:

Number of
 Shares                   Date
---------                 ----
          After 180 days from the date of this
          prospectus (subject, in some cases,
          to volume limitations).

          At various times after 180 days from
          the date of this prospectus as
          described below under "Lock-up
          Agreements."

Rule 144

   In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

 .  1% of the number of shares of our common stock then outstanding, which will
   equal approximately        shares immediately after the offering; or

 .  the average weekly trading volume of our common stock on the New York Stock
   Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

   Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

   Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Lock-Up Agreements

   All of our officers and directors and some of our stockholders holding substantially all of our common stock have entered into lock-up agreements under which they agreed not to transfer or dispose of, directly or indirectly, including by way of any hedging or derivatives transaction, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, except for shares sold in this offering by the selling stockholders, for a period of 180 days after the date of this prospectus without the prior written consent of Lehman Brothers Inc. on behalf of the underwriters.

Rule 701

   In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchases shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares immediately after the effective date of the offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

                                 UNDERWRITING

   Under the terms of an underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below, for whom Lehman Brothers Inc., Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith, Incorporated and Credit Suisse First Boston Corporation, are acting as representatives, have severally agreed to purchase from us and the selling stockholders the respective number of shares of common stock opposite their names below:

                     Underwriters                  Number of Shares
                     ------------                  ----------------
            Lehman Brothers Inc...................
            Goldman, Sachs & Co...................
            Merrill Lynch, Pierce, Fenner & Smith
                     Incorporated.................
            Credit Suisse First Boston Corporation
                                                       -------
                     Total........................
                                                       =======

   The underwriting agreement provides that the underwriters' obligations to purchase shares of our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

   . the obligation to purchase all of the shares of our common stock, if any of the shares are purchased (other than those shares subject to the underwriters' over-allotment option, until that option is exercised);

   . if an underwriter defaults, purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated;

   . the representations and warranties made by us and the selling stockholders to the underwriters are true;

   . there is no material change in the financial markets; and

   . we and the selling stockholders deliver customary closing documents to the underwriters.

   The selling stockholders have granted the underwriters a 30-day option after the date of this prospectus, to purchase, from time to time, in whole or in
part, up to an aggregate of         shares at the public offering price less
underwriting discounts and commissions. The option may be exercised to cover over-allotments, if any, made in connection with the offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter's percentage underwriting commitment in the offering as indicated in the preceding table.

   Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to selected dealers may be sold at the public offering
price less a selling concession not in excess of $    per share. The
underwriters may allow, and the selected dealers may re-allow, a discount from
the concession not in excess of $    per share to other dealers. After the
offering, the representatives may change the public offering price and other offering terms.

   The following table summarizes the underwriting discounts and commissions we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters'
over-allotment option to purchase         additional shares. The underwriting
fee is the difference between the initial price to the public and the amount the underwriters pay to us and the selling stockholders for the shares.

                                                                                     No Exercise Full Exercise
                                                                                     ----------- -------------
Underwriting discounts and commissions to be paid by United Defense Industries, Inc.     $            $
Underwriting discounts and commissions to be paid by selling stockholders...........
   Total............................................................................     $            $

   The expenses of the offering that are payable by us are estimated to be $
   .

   We intend to file an application for listing on the New York Stock Exchange
under the symbol "      ". In connection with that listing, the underwriters
have undertaken to sell the minimum number of shares to the minimum number of beneficial owners necessary to meet the New York Stock Exchange listing requirements.

   The foregoing limitations do not apply to stabilization transactions or to other transactions specified in the agreement among the underwriters, including:

   . purchase and sales among the underwriters;

   . offers, sales, resales, deliveries or distributions to or through investment advisors or other persons exercising investment discretion;

   . purchases, offers or sales by an underwriter; and

   . other transactions specifically approved by the representatives.

   Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation among us, the underwriters and selling shareholders. The factors that the representatives will consider in determining the public offering price include:

   . the history and prospects for the industry in which we compete;

   . the ability of our management and our business potential and earning prospects;

   . the prevailing securities markets at the time of this offering; and

   . the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

   The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934, as amended:

   . Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market;

   . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum;

   . Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, creating a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering; and

   . Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

   These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

   Neither we, the selling stockholders, nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we, the selling stockholders, nor any of the underwriters make representations that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

   The underwriters have informed us that they do not intend to confirm sales to discretionary accounts in excess of 5% of the shares offered by them.

   We, our directors, officers, and stockholders holding substantially all our common stock have agreed, subject to specified exceptions, not to offer to sell, sell or otherwise dispose of, directly or indirectly, by way of any hedging or derivatives transaction, any shares of capital stock or any securities that may be converted into or exchanged for any shares of capital stock for a period of 180 days from the date of the prospectus without the prior written consent of an underwriter.

   We and the selling stockholders, subject to certain limitations, have agreed to indemnify, under certain circumstances, the underwriters against liabilities relating to this offering, including liabilities under the Securities Act, liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and liabilities incurred in connection with the directed share program referred to below, and to contribute, under certain circumstances, to payments that the underwriters may be required to make for these liabilities.

   At our request, the underwriters have reserved up to       shares of the
common stock offered by this prospectus for sale pursuant to a directed share program to our employees, directors and friends at the initial public offering price on the cover page of this prospectus. These persons must commit to purchase no later than the close of business on the day following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares.

   A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

   Other than the prospectus in electronic format, the information on any underwriter's or selling group member's web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

   Purchasers of the shares of our common stock offered by this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of the prospectus. Accordingly, we urge you to consult a tax advisor with respect to whether you may be required to pay those taxes or charges, as well as any other tax consequences that may arise under the laws of the country of purchase.

   Lehman Commercial Paper, Inc., an affiliate of Lehman Brothers Inc., is a lender under our credit facility. Lehman Brothers, Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse First Boston Corporation may have provided and may continue to provide investment banking and other advisory services to us, The Carlyle Group or affiliates of The Carlyle Group for which they receive customary compensation.

   This prospectus is not, and under no circumstances is to be construed as, an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus supplement or prospectus and an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

                                 LEGAL MATTERS

   The validity of the shares of common stock offered hereby will be passed upon for us by our counsel, Latham & Watkins, 555 Eleventh Street, N.W. Suite 1000, Washington, D.C. 20004. Various legal matters relating to this offering will be passed upon for the underwriters by Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10153.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, as set forth in their report. We have included our financial statements in the prospectus and registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

UNITED DEFENSE INDUSTRIES, INC.

Report of Ernst & Young LLP, Independent Auditors.................................................... F-2
Consolidated Balance Sheets as of December 31, 1999 and 2000 and September 30, 2001 (unaudited)...... F-3
Consolidated Statements of Operations for the years ended December 31, 1998, 1999 and 2000 and the nine months ended September 30, 2000 and 2001 (unaudited).......................................... F-4
Consolidated Statements of Stockholders' Equity (Deficit) for the years ended December 31, 1998, 1999 and 2000 and the nine months ended September 30, 2001 (unaudited).................................. F-5
Consolidated Statements of Cash Flows for the years ended December 31, 1998, 1999 and 2000 and the nine months ended September 30, 2000 and 2001 (unaudited).......................................... F-6
Notes to Consolidated Financial Statements........................................................... F-7

               Report of Ernst & Young LLP, Independent Auditors

Board of Directors
United Defense Industries, Inc.

   We have audited the accompanying consolidated balance sheets of United Defense Industries, Inc. (a subsidiary of Iron Horse Investors, L.L.C.) and subsidiaries as of December 31, 1999 and 2000 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Defense Industries, Inc. and subsidiaries at December 31, 1999 and 2000 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                          /s/ ERNST & YOUNG LLP

February 1, 2001
McLean, VA

                        United Defense Industries, Inc.
                          Consolidated Balance Sheets

                                (In thousands)

                                                                                               Pro Forma
                                                     December 31, December 31, September 30, September 30,
                                                         1999         2000         2001          2001
                                                     ------------ ------------ ------------- -------------
                                                                                  (Unaudited -- Note 1)
Assets
Current assets:
   Cash and cash equivalents........................  $  94,325    $ 113,357    $  120,240    $   20,240
   Trade receivables................................     57,198      109,705       119,429       119,429
   Inventories......................................    254,750      259,238       348,183       348,183
   Other current assets.............................      4,056       13,083        12,686        12,686
                                                      ---------    ---------    ----------    ----------
Total current assets................................    410,329      495,383       600,538       500,538
Property, plant and equipment, net..................     84,693       80,775        76,120        76,120
Intangible assets, net..............................    254,276      191,720       167,407       167,407
Prepaid pension and postretirement benefit cost.....    119,883      123,100       126,684       126,684
Restricted cash.....................................         --       23,528        14,623        14,623
Other assets........................................      4,817        3,588         5,517         5,517
                                                      ---------    ---------    ----------    ----------
Total assets........................................  $ 873,998    $ 918,094    $  990,889    $  890,889
                                                      =========    =========    ==========    ==========
Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
   Current portion of long-term debt................  $  23,086    $  23,086    $   17,000    $   17,000
   Accounts payable, trade and other................     64,639       86,117        87,012        87,012
   Advanced payments................................    303,065      342,394       395,969       395,969
   Accrued and other liabilities....................     91,340      104,168        94,899        94,899
                                                      ---------    ---------    ----------    ----------
   Total current liabilities........................    482,130      555,765       594,880       594,880

Long-term liabilities:
   Long-term debt, net of current portion...........    326,757      246,491       583,000       583,000
   Accrued pension and postretirement benefit cost..      5,075       28,515        21,939        21,939
   Other liabilities................................     35,675       41,428        38,944        38,944
                                                      ---------    ---------    ----------    ----------
Total liabilities...................................    849,637      872,199     1,238,763     1,238,763

Commitments and contingencies (Notes 8 & 9)

Stockholders' Equity (Deficit):
Common Stock $.01 par value, 20,000,000 shares
  authorized; 18,042,524, 18,036,667 and 18,106,467
  issued and outstanding at December 31, 1999 and
  2000 and September 30, 2001, respectively.........        180          180           181           181
Additional paid-in capital..........................    180,245      180,031            --            --
Stockholders' loans.................................     (1,339)      (1,236)           --            --
Retained deficit....................................   (154,725)    (133,080)     (243,720)     (343,720)
Accumulated other comprehensive loss................         --           --        (4,335)       (4,335)
                                                      ---------    ---------    ----------    ----------
Total stockholders' equity (deficit)................     24,361       45,895      (247,874)     (347,874)
                                                      ---------    ---------    ----------    ----------
Total liabilities and stockholders' equity (deficit)  $ 873,998    $ 918,094    $  990,889    $  890,889
                                                      =========    =========    ==========    ==========

See accompanying notes.

                        United Defense Industries, Inc.
                     Consolidated Statements of Operations

                     (In thousands, except per share data)

                                                                                 Nine Months Ended
                                                  Year Ended December 31,          September 30,
                                            ----------------------------------  ------------------
                                               1998        1999        2000       2000      2001
                                            ----------  ----------  ----------  --------  --------
                                                                                    (Unaudited)
Revenue:
   Sales................................... $1,217,555  $1,213,526  $1,183,886  $867,426  $913,863
Costs and expenses:
   Cost of sales...........................  1,099,291     991,907     943,892   687,801   728,836
   Selling, general and administrative
     expenses..............................    177,449     167,877     175,075   130,717   132,816
   Research and development................     13,021      12,782      15,760    12,287    16,418
                                            ----------  ----------  ----------  --------  --------
       Total expenses......................  1,289,761   1,172,566   1,134,727   830,805   878,070
   Earnings related to investments in
     foreign affiliates....................      6,208         533       2,919     2,676     6,417
                                            ----------  ----------  ----------  --------  --------
(Loss) income from operations..............    (65,998)     41,493      52,078    39,297    42,210
Other income (expense):
   Interest income.........................      1,396       1,820       4,152     2,672     4,621
   Interest expense........................    (52,155)    (38,835)    (29,265)  (23,163)  (19,215)
                                            ----------  ----------  ----------  --------  --------
Total other expense........................    (50,759)    (37,015)    (25,113)  (20,491)  (14,594)
                                            ----------  ----------  ----------  --------  --------
(Loss) income before income taxes and
  extraordinary item.......................   (116,757)      4,478      26,965    18,806    27,616
Provision for income taxes.................      3,250       2,937       6,000     2,224     6,682
                                            ----------  ----------  ----------  --------  --------
(Loss) income before extraordinary item....   (120,007)      1,541      20,965    16,582    20,934
Extraordinary item--net gain (loss) from
  extinguishment of debt...................         --          --         680       680   (22,599)
                                            ----------  ----------  ----------  --------  --------
Net (loss) income.......................... $ (120,007) $    1,541  $   21,645  $ 17,262  $ (1,665)
                                            ==========  ==========  ==========  ========  ========
Earnings per common share--basic:
   (Loss) income before extraordinary item. $    (6.78) $     0.09  $     1.16  $   0.92  $   1.16
   Extraordinary item......................         --          --        0.04      0.04     (1.25)
                                            ----------  ----------  ----------  --------  --------
   Net (loss) income....................... $    (6.78) $     0.09  $     1.20  $   0.96  $  (0.09)
                                            ==========  ==========  ==========  ========  ========
Earnings per common share--diluted:
   (Loss) income before extraordinary item. $    (6.78) $     0.08  $     1.11  $   0.88  $   1.10
   Extraordinary item......................         --          --        0.04      0.04     (1.19)
                                            ----------  ----------  ----------  --------  --------
   Net (loss) income....................... $    (6.78) $     0.08  $     1.15  $   0.92  $  (0.09)
                                            ==========  ==========  ==========  ========  ========
Unaudited pro forma earnings per common
  share--diluted (Note 1):
   Net income (loss).......................                         $                     $
                                                                    ==========            ========

See accompanying notes.

                        United Defense Industries, Inc.
                          Consolidated Statements of
                        Stockholders' Equity (Deficit)

                                (In thousands)

                                                               Accumulated
                                        Additional                other
                                 Common  Paid-In   Retained   Comprehensive Stockholders'
                                 Stock   Capital   Deficit        Loss          Loans       Total
                                 ------ ---------- ---------  ------------- ------------- ---------
Balance, December 31, 1997......  $173  $ 172,827  $ (36,259)    $    --       $    --    $ 136,741
Issuance of Common Stock........     7      7,389         --          --        (1,339)       6,057
Net loss for the year
  ended December 31, 1998.......    --         --   (120,007)         --            --     (120,007)
                                  ----  ---------  ---------     -------       -------    ---------
Balance, December 31, 1998......   180    180,216   (156,266)         --        (1,339)      22,791
Issuance of Common Stock........    --         29         --          --            --           29
Net income for the year
  ended December 31, 1999.......    --         --      1,541          --            --        1,541
                                  ----  ---------  ---------     -------       -------    ---------
Balance, December 31, 1999......   180    180,245   (154,725)         --        (1,339)      24,361
Issuance of Common Stock........    --         45         --          --            50           95
Repurchase of Common Stock......    --       (259)        --          --            53         (206)
Net income for the year
  ended December 31, 2000.......    --         --     21,645          --            --       21,645
                                  ----  ---------  ---------     -------       -------    ---------
Balance, December 31, 2000......   180    180,031   (133,080)         --        (1,236)      45,895
Issuance of Common Stock........     1        697         --          --                        698
Payment of stockholders' loans..    --         --         --          --         1,236        1,236
Cash dividends ($16 per share)..    --   (180,728)  (108,975)         --            --     (289,703)
Net foreign currency translation
  adjustment....................    --         --         --      (2,108)           --       (2,108)
Cumulative effect of change in
  accounting principle-foreign
  currency hedges...............    --         --         --        (951)           --         (951)
Change in fair value of foreign
  currency hedges...............    --         --         --      (1,276)           --       (1,276)
Net loss for the nine months
  ended September 30, 2001......    --         --     (1,665)         --            --       (1,665)

                                                                                          ---------
Total comprehensive loss........                                                             (6,000)
                                  ----  ---------  ---------     -------       -------    ---------
Balance, September 30, 2001
  (unaudited)...................  $181  $      --  $(243,720)    $(4,335)      $    --    $(247,874)
                                  ====  =========  =========     =======       =======    =========

See accompanying notes.

                        United Defense Industries, Inc.
                     Consolidated Statements of Cash Flows

                                (In thousands)

                                                                                                          Nine Months Ended
                                                                             Years Ended December 31,        September 30
                                                                             ------------------------    -------------------
                                                                           1998       1999       2000      2000      2001
-                                                                        ---------  ---------  --------  --------  ---------
                                                                                                             (Unaudited)
Operating activities
Net (loss) income....................................................... $(120,007) $   1,541  $ 21,645  $ 17,262  $  (1,665)
Adjustments to reconcile net (loss) income to cash provided by operating activities:
   Depreciation.........................................................    83,153     55,528    23,882    18,073     15,797
   Amortization.........................................................    89,146     74,526    69,803    53,410     38,623
   Amortization of financing costs......................................     5,660      5,791     2,759     2,394      3,183
   Net (gain) loss from early extinguishment of debt....................        --         --      (680)     (680)    22,599
   Other................................................................     5,291      1,123        --        --         --
Changes in assets and liabilities:
   Trade receivables....................................................    30,452      7,197   (35,954)  (33,231)    (9,724)
   Inventories..........................................................    76,030       (407)   11,608    27,486    (88,945)
   Other assets.........................................................     1,636        474       700     1,756      6,465
   Prepaid pension and postretirement benefit cost......................    15,519      4,029    (3,217)   (5,299)    (3,584)
   Accounts payable, trade and other....................................    (5,144)   (23,858)    9,525   (19,534)       895
   Advanced payments....................................................    (3,006)    44,670    (9,522)  (20,525)    53,575
   Accrued and other liabilities........................................    14,360     28,554     3,125     5,655    (13,981)
   Accrued pension and postretirement benefit cost......................     4,212     (9,535)    1,672      (305)    (6,576)
                                                                         ---------  ---------  --------  --------  ---------
Cash provided by operating activities...................................   197,302    189,633    95,346    46,462     16,662
                                                                         ---------  ---------  --------  --------  ---------
Investing activities
   Capital spending.....................................................   (24,020)   (25,246)  (19,721)  (11,717)   (13,318)
   Disposal of property, plant and equipment............................     7,298      1,532       560       385        289
   Adjustment to purchase price of business.............................    16,074         --        --        --         --
   Purchase of Barnes & Reinecke, net of $1.2 million cash acquired.....        --         --    (1,634)   (1,634)        --
   Purchase of Bofors Weapon Systems, net of $45.6 million cash
    acquired............................................................        --         --    23,663    14,007         --
                                                                         ---------  ---------  --------  --------  ---------
Cash (used in) provided by investing activities.........................      (648)   (23,714)    2,868     1,041    (13,029)
                                                                         ---------  ---------  --------  --------  ---------
Financing activities
   Payments on long-term debt...........................................  (152,814)  (157,143)  (79,071)  (73,299)  (269,577)
   Proceeds from senior secured credit facility.........................        --         --        --        --    600,000
   Payment of premium on retirement of subordinated debt................        --         --        --        --    (18,074)
   Payment of stockholders' loans.......................................        --         --        --        --      1,236
   Dividend payments....................................................        --         --        --        --   (289,703)
   Payments for financing costs.........................................        --         --        --        --    (19,222)
   Proceeds from sale of common stock...................................     6,057         29        95        95        698
   Repurchase of common stock...........................................        --         --      (206)     (205)        --
                                                                         ---------  ---------  --------  --------  ---------
Cash (used in) provided by financing activities.........................  (146,757)  (157,114)  (79,182)  (73,409)     5,358
                                                                         ---------  ---------  --------  --------  ---------
Effect of exchange rate changes on cash.................................        --         --        --        --     (2,108)
                                                                         ---------  ---------  --------  --------  ---------
Increase (decrease) in cash and cash equivalents........................    49,897      8,805    19,032   (25,906)     6,883
Cash and cash equivalents, beginning of period..........................    35,623     85,520    94,325    94,325    113,357
                                                                         ---------  ---------  --------  --------  ---------
Cash and cash equivalents, end of period................................ $  85,520  $  94,325  $113,357  $ 68,419  $ 120,240
                                                                         =========  =========  ========  ========  =========

See accompanying notes.

                        United Defense Industries, Inc.

                  Notes to Consolidated Financial Statements


1.  Basis of Presentation and Recapitalization

   United Defense Industries, Inc. (the "Company") is a subsidiary of Iron Horse Investors, L.L.C. ("Iron Horse") and was formed for the primary purpose of facilitating the acquisition of United Defense, L.P. ("UDLP") by Iron Horse. Iron Horse is owned by an investment group led by The Carlyle Group ("Carlyle"). On October 6, 1997, the Company acquired 100% of the partnership interests of UDLP from FMC Corporation ("FMC") and Harsco Corporation ("Harsco") (the "Sellers").

   The Company's business is operated in a single reportable segment involving the design, development and production of combat vehicles, artillery, naval guns, missile launchers and precision munitions used by the U.S. Department of Defense and allied militaries around the world. The Company believes its operating results are driven principally by the business activities related to its major military programs. Currently the Company is the sole-source, prime contractor to the U.S. Department of Defense for many of these programs.

   The Company designs, develops and manufactures various tracked armored combat vehicles and a wide spectrum of weapons delivery systems for the armed forces of the United States and nations around the world.

   The financial statements include the accounts of the Company and its subsidiaries. Intercompany accounts and transactions are eliminated in consolidation.
   In August 2001, the Company completed a recapitalization that included a refinancing of all of the existing indebtedness. In connection with the refinancing, the Company entered into a new senior secured credit facility consisting of $600 million term loans and a $200 million revolving credit facility (see Note 8). The Company used a portion of the proceeds from the term loans to pay a $289.7 million dividend to the holders of its common stock. In addition, a portion of the proceeds from the term loans was used to complete a tender offer for the remaining $182.8 million outstanding principal amount of the 8.75% senior subordinated notes due 2007. The extinguishment of the existing debt resulted in a net loss of $22.6 million, reported as an extraordinary item, which consisted of an $18.1 million tender premium paid to the debt holders and a write-off of $4.5 million in unamortized finance costs.

   The Company intends to pay an additional $100 million dividend to the holders of common stock prior to completion of an initial public offering of its common stock. The pro forma September 30, 2001 balance sheet takes into effect the planned dividend as if it was paid as of September 30, 2001 with the Company's existing cash at that date. In accordance with SEC Staff Accounting Bulletin No. 55, pro forma earnings per common share gives effect to the issuance of the shares sold by the Company in this offering as if those shares were issued on January 1, 2000 and used to fund a portion of the dividend paid in August 2001.

   The financial information presented as of any date other than December 31 has been prepared from the books and records without audit. In the opinion of management, the accompanying unaudited interim financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the Company's financial position as of September 30, 2001, and the results of its operations and cash flows for the periods ended September 30, 2001 and 2000. The results of operations are not necessarily indicative of the results that may be expected for the year ending December 31, 2001.

2. Summary of Significant Accounting Policies

Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes, in particular, estimates of contract cost and revenues used in the earnings recognition process. Actual results could differ from those estimates.

                        United Defense Industries, Inc.

Cash and Cash Equivalents

   Cash and cash equivalents consist of investments with initial maturities of three months or less.

Property, Plant and Equipment

   Property, plant and equipment is recorded at cost. Depreciation is provided principally on the sum-of-the-years digits and straight-line methods over estimated useful lives of the assets (land improvements--twenty years; buildings--twenty to thirty-five years; and machinery and equipment--two to twelve years).

   Maintenance and repairs are expensed as incurred. Expenditures that extend the useful life of property, plant and equipment or increase its productivity are capitalized and depreciated.

Long-lived Assets, Including Intangible Assets and Goodwill

   The Company evaluates on a quarterly basis its long-lived assets to be held and used, including certain identifiable intangible assets and goodwill, to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The Company bases its evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate that the carrying amount of the asset may not be recoverable, the Company would use an estimate of the undiscounted value of expected future operating cash flows to determine whether the asset is recoverable and measure the amount of any impairment as the difference between the carrying amount of the asset and its estimated fair value.

Investments in Affiliated Companies

   The Company's investment in a majority owned foreign joint venture in Turkey is carried at cost since there is uncertainty regarding the ability to control the venture or to repatriate earnings. Income is recognized as dividends are received. Dividends received, net of amounts accrued for taxes and future obligations, were $4.6 million for the year ended December 31, 1998 and $1.4 million for the year ended December 31, 2000. A provision of $1.1 million was recorded for the year ended December 31, 1999.

   The Company's investment in a foreign joint venture in Saudi Arabia is accounted for by using the equity method. Equity in earnings from this investment was $1.6 million, $1.6 million and $1.5 million for the years ended December 31, 1998, 1999 and 2000, respectively.

Advanced Payments

   Advanced payments by customers for deposits on orders not yet billed and progress payments on contracts-in-progress are recorded as current liabilities.

Revenue and Profit Recognition for Contracts-in-Progress

   The Company recognizes sales on most production contracts as deliveries are made or accepted. Gross margin on sales is based on the estimated margin to be realized over the life of the related contract. Sales under cost reimbursement contracts for research, engineering, prototypes, repair and maintenance and certain other contracts are recorded as costs are incurred and include estimated fees in the proportion that costs incurred to date bear to total estimated costs. Changes in estimates for sales and profits are recognized in the period in which they are determinable using the cumulative catch-up method. Claims are considered in the estimated contract performance at such time as realization is probable. Any anticipated losses on contracts (i.e., cost of sales exceeds sales) are charged to operations as soon as they are determinable.

                        United Defense Industries, Inc.

Stock-Based Compensation

   Provided the option price is not less than fair value of the common stock at the date an option is granted, the Company records no compensation expense in its consolidated statements of operations. See Note 10 for the pro forma effect on operating results had the Company recorded compensation expense for the fair value of stock options.

Income Taxes

   The Company accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws expected to be effective when these differences reverse.

Reclassifications

   Certain prior year amounts have been reclassified to conform with the current year presentation.

Changes in Accounting Principle

   Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. The statement requires that an entity recognize all derivatives as either assets or liabilities.

   At December 31, 2000, the Company had foreign exchange contracts which were designated as cash flow hedges. The fair value of the contracts was a liability of $0.95 million at December 31, 2000. The transition adjustment to implement this new standard on January 1, 2001, which is presented as a cumulative effect of change in accounting principle, was charged to accumulated other comprehensive loss within stockholders' equity.

   In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets", (the "Statements") effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

   The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the non-amortization provisions of the Statements is expected to result in an increase in net income of approximately $4 million in 2002. During 2002, the Company will perform the first of the required impairment tests of goodwill as of January 1, 2002 and has not yet determined what the effect of these tests will be on the earnings and financial position of the Company.

3. Business Purchase

   On October 5, 1997, the Company acquired 100% of the partnership interests of UDLP and certain other related business assets of FMC. The purchase price including expenses was $864 million after an adjustment of $16 million agreed to during 1998. The Company financed the acquisition through a cash equity investment and debt. The excess purchase price over the book value of the net assets acquired in the amount of $733 million was allocated to inventory; property, plant and equipment; other tangible assets; and intangible assets based on management's estimate of their fair values. The excess purchase price over the fair value of the net assets acquired was allocated to goodwill.

                        United Defense Industries, Inc.

   On March 6, 2000, the Company acquired all of the outstanding stock of Barnes & Reinecke, Inc. ("BRI"), a subsidiary of Allied Research Corporation ("ARC"), headquartered in Arlington Heights, Illinois. BRI specializes in providing systems technical support and performance upgrades of defense equipment for U.S. and foreign governments. BRI retained its current management structure and became a wholly owned subsidiary of the Company. As consideration for the purchase, the Company paid BRI's former owner, ARC, $3.7 million in cash and notes. The transaction was accounted for as a purchase. Accordingly, the financial statements reflect the results of operations of BRI since the date of acquisition.

   On September 6, 2000, the Company acquired all of the outstanding stock of Bofors Defence ("Bofors") through a newly-created wholly-owned Swedish subsidiary of the Company, Bofors Defense Holding AB. The acquisition was structured so that Bofors will be an indirectly wholly owned Swedish subsidiary of the Company. As consideration for the purchase, the Company paid Bofors' former owner, Celsius AB, 187.3 million Swedish Krona (approximately US $19.4 million), which was determined based on arm's length negotiation. The acquisition was accounted for as a purchase. Accordingly, the financial statements reflect the results of operations of Bofors since the date of acquisition.

   Bofors produces artillery systems, air defense and naval guns, combat vehicle turrets and smart munitions. Although the Swedish government is the primary customer, Bofors is dependent on exports for approximately half of its total sales.

   The unaudited pro forma results below assume the Bofors acquisition occurred at the beginning of each year presented (in thousands, except per share data).

                                            1999       2000
                                         ---------- ----------
Sales................................... $1,470,016 $1,270,904
Net income before extraordinary item....      8,676     21,418
Net income..............................      8,676     22,098
Basic earnings per share:
   Net income before extraordinary item.       0.48       1.19
   Net income...........................       0.48       1.23
Diluted earnings per share:
   Net income before extraordinary item.       0.46       1.13
   Net income...........................       0.46       1.17

   The unaudited pro forma combined results of operations are not necessarily indicative of the actual results that would have occurred had the acquisition been consummated at the beginning of the year indicated or of future operations under the ownership and management of the Company.

4. Inventories

   The majority of the Company's inventories are related to contracts in process and are recorded at cost determined on a LIFO basis. Inventory costs include manufacturing overhead.

   The current replacement cost of LIFO inventories exceeded their recorded values by approximately $5.2 million at December 31, 1998 and 1999, and $12.6 million at December 31, 2000.

                        United Defense Industries, Inc.

5. Property, Plant and Equipment

   Property, plant and equipment consist of the following (in thousands):

                                            December 31
                                       --------------------
                                         1999       2000
-                                      ---------  ---------
   Buildings.......................... $  39,978  $  42,413
   Machinery and equipment............   166,257    175,501
   Land and improvements..............     8,126      8,338
   Construction in progress...........     7,754      7,848
                                       ---------  ---------
                                         222,115    234,100
   Less: accumulated depreciation.....  (137,422)  (153,325)
                                       ---------  ---------
   Property, plant and equipment, net. $  84,693  $  80,775
                                       =========  =========

6. Intangible Assets

   Intangible assets consist of the following (in thousands):

                                            December 31
                                       --------------------
                                         1999       2000
-                                      ---------  ---------
   Software and other intangibles..... $  92,119  $  94,432
   Firm business and ongoing programs.   225,103    225,103
   Goodwill...........................   124,339    132,473
                                       ---------  ---------
                                         441,561    452,008
   Less: accumulated amortization.....  (187,285)  (260,288)
                                       ---------  ---------
   Net intangible assets.............. $ 254,276  $ 191,720
                                       =========  =========

   The Company's software and other intangibles are being amortized over their estimated useful lives on a straight-line basis over three to five years or using other methods based on revenues of related contracts or programs. The excess of purchase cost over the fair value of the net assets acquired (goodwill) that resulted from the application of purchase accounting for the acquisition of UDLP is being amortized over thirty years.

7. Pensions and Other Postretirement Benefits

   The majority of the Company's domestic employees are covered by retirement plans. Plans covering salaried employees provide pension benefits based on years of service and compensation. Plans covering hourly employees generally provide benefits of stated amounts for each year of service. The Company's funding policy is to make contributions based on the projected unit credit method and to limit contributions to amounts that are currently deductible for tax purposes.

   With the exception of Bofors, most of the Company's employees are also covered by postretirement health care and life insurance benefit programs. Employees generally become eligible to receive benefits under these plans after they retire when they meet minimum retirement age and service requirements. The cost of providing most of these benefits is shared with retirees. The Company has reserved the right to change or eliminate these benefit plans.

                        United Defense Industries, Inc.

   Bofors has a statutory pension obligation of $23.0 million which is included in "accrued pension and postretirement benefit cost" on the consolidated balance sheet at December 31, 2000. Bofors pension obligation is administered by an agent of the Swedish government using methods and assumptions different from those used to determine domestic amounts. Accordingly, the following tables do not include this liability.

   The change in benefit obligation and plan assets of the plans and prepaid or accrued pension and postretirement costs recognized in the balance sheets at December 31, 1999 and 2000 are as follows (in thousands):

                                                      Pension Benefits    Postretirement Benefits
-                                                   --------------------  ----------------------
                                                      1999       2000        1999         2000
-                                                   ---------  ---------   --------     --------
Change in benefit obligation
Benefit obligation at beginning of year............ $ 442,651  $ 422,314  $ 54,795     $ 49,187
Service cost.......................................    13,747     14,256     1,489        1,260
Interest cost......................................    27,982     32,847     3,420        3,565
Net benefits paid, including settlements...........   (25,174)   (22,895)   (5,594)      (4,486)
Actuarial (gain) loss..............................   (38,130)    13,309    (4,923)        (296)
Plan amendments....................................     1,238     11,803        --           --
                                                    ---------  ---------   --------     --------
Benefit obligation at end of year..................   422,314    471,634    49,187       49,230

Change in plan assets
Fair value of plan assets at beginning of year.....   548,003    537,769    60,412       51,828
Actual return on plan assets.......................    13,874     78,974    (6,558)      11,581
Employer contributions.............................     1,066        958     3,568        2,893
Net benefits paid, including settlements...........   (25,174)   (22,895)   (5,594)      (4,486)
                                                    ---------  ---------   --------     --------
Fair value of plan assets at end of year...........   537,769    594,806    51,828       61,816
                                                    ---------  ---------   --------     --------

Funded status......................................   115,455    123,945     2,641       12,586
Unrecognized actuarial (gain) loss.................    (6,012)   (25,029)   (1,514)      (8,418)
Unrecognized prior service cost....................     4,238     14,528        --           --
                                                    ---------  ---------   --------     --------
Net amount recognized.............................. $ 113,681  $ 113,444  $  1,127     $  4,168
                                                    =========  =========   ========     ========
Amounts recognized in the consolidated balance
  sheet consist of:
   Prepaid pension and postretirement benefit cost. $ 118,756  $ 118,932  $  1,127     $  4,168
   Accrued pension and postretirement benefit cost.    (5,075)    (5,488)       --           --
                                                    ---------  ---------   --------     --------
Net amount recognized.............................. $ 113,681  $ 113,444  $  1,127     $  4,168
                                                    =========  =========   ========     ========

                        United Defense Industries, Inc.

   The following table summarizes the assumptions used in the determination of net pension and postretirement benefit costs and benefit obligations for the years ended December 31, 1998, 1999 and 2000:

                               Year ended December 31,
                               ----------------------
                                1998      1999   2000
                               ----      ----   ----
Weighted-average assumptions
Discount rate................. 6.50%     7.50%  7.50%
Expected return on plan assets 9.00%     9.00%  9.00%
Rate of compensation increase. 3.50%     5.00%  5.00%

   The following tables show the components of the net periodic benefit cost (in thousands):

                                                 Year ended December 31,
                                              ----------------------------
                                                1998      1999      2000
Pension Benefits                              --------  --------  --------
Service cost................................. $ 11,751  $ 13,747  $ 14,256
Interest cost................................   27,017    27,982    32,847
Expected return on plan assets...............  (43,080)  (45,213)  (47,904)
Net amortization and recognized losses.......      703     1,324     1,993
Special termination benefits and curtailments   27,500       650        --
                                              --------  --------  --------
Net periodic benefit cost (income)........... $ 23,891  $ (1,510) $  1,192
                                              ========  ========  ========
                                                 Year ended December 31,
                                              ----------------------------
                                                1998      1999      2000
Postretirement benefits                       --------  --------  --------
Service cost................................. $  1,382  $  1,489  $  1,260
Interest cost................................    3,515     3,420     3,565
Expected return on plan assets...............   (4,422)   (4,797)   (4,938)
Net amortization and recognized losses.......       --        --       (35)
                                              --------  --------  --------
Net periodic benefit cost(income)............ $    475  $    112  $   (148)
                                              ========  ========  ========

   Pension special termination benefits and curtailments cost relates to various early retirement incentive and involuntary workforce reduction programs related to the Company's downsizing and consolidation of operations.

   The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plan with accumulated benefit obligations in excess of plan assets were $6.7 million, $3.2 million and zero, respectively, at December 31, 1999 and $12.6 million, $6.8 million and zero, respectively, at December 31, 2000.

   For measurement purposes, a 4% annual rate of increase in the per capita cost of covered health care benefits is assumed for 2001 and future years. Assumed health care cost trend rates have an effect on the amounts reported for the postretirement health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects (in thousands):

                                                        1% Increase 1% Decrease
                                                        ----------- -----------
Effect on total of service and interest cost components   $  159      $  (132)
Effect on the postretirement benefit obligation........   $1,296      $(1,097)

                        United Defense Industries, Inc.

8. Long-term Debt

   Borrowings under long-term debt arrangements are as follows (in thousands):

                                    December 31    September 30
                                 ----------------- ------------
                                   1999     2000       2001
                                 -------- -------- ------------
Senior secured credit facilities $149,843 $ 86,757   $600,000
Senior subordinated notes.......  200,000  182,820         --
                                 -------- --------   --------
                                  349,843  269,577    600,000
Less: current portion...........   23,086   23,086     17,000
                                 -------- --------   --------
                                 $326,757 $246,491   $583,000
                                 ======== ========   ========

   Cash paid for interest was $45.4 million, $36.2 million and $26.5 million for the years ended December 31, 1998, 1999 and 2000.

$725 Million Senior Secured Credit Facility through August 2001

   In October 1997, the Company entered into a senior secured credit facility that included $495 million of term loan facilities and a $230 million revolving credit facility. Outstanding borrowings on the term loan were $149.8 million and $86.8 million at December 31, 1999 and 2000, respectively.

   The term loan facilities bear interest at variable rates with a weighted average rate of 8.82% and 7.91% at December 31, 1999 and 2000, respectively. These loans are due through 2006 and provide for quarterly principal payments.

   The revolving credit facility provides for loans and letters of credit and matures in 2003. The Company has outstanding letters of credit under the facility of $142 million at December 31, 2000. There was $88 million available under the revolving credit facility at December 31, 2000. The Company is obligated to pay a fee of 0.25% on the unused revolving credit facility.

   Amounts outstanding under the senior secured credit facility are secured by a lien on all the assets of the Company and its domestic subsidiaries.

   Mandatory prepayments and reductions of outstanding principal amounts are required upon the occurrence of certain events. The senior secured credit facility contains customary covenants restricting the incurrence of debt, encumbrances on and sales of assets, limitations on mergers and certain acquisitions, limitations on changes in control, provision for the maintenance of certain financial ratios, and various other financial covenants and restrictions.

   As described below, this credit facility was replaced with a new $800 million senior secured credit facility in August 2001.

$200 Million Senior Subordinated Notes through August 2001

   In October 1997, the Company issued $200 million of senior subordinated notes. The senior subordinated notes are unsecured, bear interest at 8.75% payable semiannually, and mature in 2007. The payment of principal and interest is subordinated in right of payment to all senior debt.

                        United Defense Industries, Inc.

   The subordinated notes are not redeemable other than in connection with a public equity offering or a change in control prior to November 2002, at which time the notes may be redeemed at a premium, initially at 104.375% of the principal amount. The subordinated notes have customary covenants for subordinated debt facilities including the right to require repurchase upon a change in control, restrictions on payment of dividends, and restrictions on the acquisition of equity interests by the Company.

   The Company received authorization from its bank-lending group in February 1999 to purchase up to $50 million of the Senior Subordinated notes. During 2000 the Company purchased approximately $17 million of its subordinated notes in the open market.

   As described below, in August 2001, a portion of the proceeds from a new $800 million senior secured credit facility was used to complete a tender offer for the outstanding senior subordinated notes. The extinguishment of the debt resulted in a net loss of $22.6 million, reported as an extraordinary item, which consisted of an $18.1 million tender premium paid to the debt holders and a $4.5 million write-off of related unamortized financing costs.

$800 Million Senior Secured Credit Facility

   In August 2001, the Company entered into a credit facility with various banks that included $600 million of term loan facilities and a $200 million revolving credit facility.

   Outstanding borrowings on the new term loan facilities were $600 million at September 30, 2001. The facilities bear interest at variable rates with a weighted average rate of 6.78% at September 30, 2001. These loans are due through 2009 and provide for quarterly principal and interest payments.

   The revolving credit facility provides for loans and letters of credit and matures in 2007. The Company has outstanding letters of credit under the facility of $118 million at September 30, 2001, and there was $82 million available under the revolving credit facility at September 30, 2001. The Company is obligated to pay a fee of 0.50% on the unused revolving credit facility.

   Amounts outstanding under the senior secured credit facility are secured by a lien on all the assets of the Company and its domestic subsidiaries.

   Mandatory prepayments and reductions of outstanding principal amounts are required upon the occurrence of certain events, including the sale of common stock in an initial public offering. The senior secured credit facility contains customary covenants restricting the incurrence of debt, encumbrances on and sales of assets, limitations on mergers and certain acquisitions, limitations on changes in control, certain restrictions on payment of dividends, provision for the maintenance of certain financial ratios, and various other financial covenants and restrictions.

   In addition to amounts used to pay the $289.7 million dividend to holders of common stock and for the tender for the senior subordinated notes, the Company paid from the debt proceeds $19.2 million of financing costs which have been deferred and $18.6 million of performance bonuses, consulting and management fees which are included in costs and expenses for the nine months ended September 30, 2001. Under the terms of the agreement, subject to certain restrictions, the Company is permitted to pay up to an additional $100 million in dividends through February 28, 2002.

                        United Defense Industries, Inc.

Annual Maturities

   Annual maturities of long-term debt as of September 30, 2001 are as follows (in thousands):

2001................. $  5,700
2002.................   32,600
2003.................   42,600
2004.................   42,600
2005.................   42,600
2006.................   42,600
Thereafter...........  391,300
                      --------
                       600,000
Less: current portion   17,000
                      --------
                      $583,000
                      ========

9. Commitments and Contingencies

Operating Leases

   The Company leases office space, plants and facilities, and various types of manufacturing, data processing and transportation equipment. Rent expense for the years ended December 31, 1998, 1999, and 2000 was $13.5 million, $12.4 million and $14.2 million, respectively. Minimum future rentals under noncancellable leases are estimated to be $12.8 million in 2001, $13.0 million in 2002, $11.2 million in 2003, $10.6 million in 2004, $9.9 million in 2005 and
$9.0 million thereafter.

Legal Proceedings

   Alliant Techsystems, Inc. ("Alliant"), a subcontractor to the Company in connection with the M109A6 Paladin howitzer prime contract, filed a lawsuit against the Company and its prior owners in Minnesota state court. The lawsuit arose out of a U.S. Army-directed termination for convenience in 1996 of certain subcontract work under the program which, until the time of termination, had been performed by Alliant and was thereafter replaced by a subcontract which the Company awarded to another contractor, Sechan Electronics. The breach of contract litigation by Alliant against the Company was concluded by pretrial dismissal, without any judgment, damage award, or other adverse finding having been made against the Company. No settlement payment was made in connection with such dismissal.

   The Company was a defendant in a qui tam case filed jointly under the U.S. Civil False Claims Act (the "FCA") by one present and one former employee of ours in Fridley, Minnesota. The case, U.S. ex rel. Seman and Shukla v. United Defense, FMC Corp., and Harsco Corp., was filed against the Company and its prior owners on July 23, 1997 in the U.S. District Court for the District of Minnesota and primarily alleged that the Company improperly obtained payment under various of our government contracts by supplying components which did not comply with applicable technical specifications. The relators' complaint did not quantify the alleged damages, but sought the full range of treble damages, civil penalties, and attorney fees available under the FCA.

   A complete settlement of such action was negotiated by the parties, and consented to by the U.S. Government, under which the Company is to pay a total of $6 million to settle the case, divided into installments payable over a three-year period. No finding of wrongdoing was made against the Company, and no other administrative or legal action is to be taken against the Company in respect of matters alleged in the case. On March 9, 2001, the settlement was approved by the court, and has accordingly become final.

                        United Defense Industries, Inc.

   The Company is also subject to other claims and lawsuits arising in the ordinary course of business. Management believes that the outcome of any such proceedings to which the Company is party will not have a material adverse effect on the Company.

Environmental Matters

   The Company spends certain amounts annually to maintain compliance with environmental laws and to remediate contamination. Operating and maintenance costs associated with environmental compliance and prevention of contamination at the Company's facilities are a normal, recurring part of operations, are not significant relative to total operating costs or cash flows, and are generally allowable as contract costs under the Company's contracts with the U.S. government (Allowable Costs).

   As with compliance costs, a significant portion of the Company's expenditures for remediation at its facilities consists of Allowable Costs. As of December 31, 2000 the Company has a reserve of $14 million to cover any remediation and compliance costs that may not be Allowable Costs under U.S. government contracts. In addition, pursuant to the terms of the acquisition of UDLP, the Sellers are required to reimburse the Company for 75% of certain remediation costs relating to operations prior to the acquisition that are Non-Allowable Costs. The Company has recorded an asset for the amounts expected to be reimbursed by the Sellers under the terms of the acquisition agreement.

Turkey Joint Venture Offset Reserves

   The Company's joint venture in Turkey is required by agreement with its customer to achieve a significant level of export sales by October 2002 to meet the "offset" requirements of the contract or pay a penalty of 9% of the unpaid offset obligations. Such payment could be as high as $40 million if no additional offset sales are completed. There can be no assurance that the joint venture will be able to completely fulfill its offset obligations or renegotiate an acceptable alternative. The Company has established reserves for its share of the potential "offset" obligation at December 31, 2000. Production from a newly signed contract with the government of Malaysia will partially satisfy the liability.

10. Stockholders' Equity

Common Stock Options

   During 1998, the Company adopted the 1998 Stock Option Plan (the "Option Plan") under which 1,492,600 shares of common stock were reserved for issuance at December 31, 2000. The options generally vest over a period of 10 years; however, vesting may be accelerated over 5 years if certain targets related to earnings and cash flow are met.

                                           Year ended December 31,
                                       ------------------------------
                                         1998      1999       2000
                                       --------- ---------  ---------
Options outstanding, beginning of year        -- 1,436,000  1,457,900
Options granted....................... 1,436,000    31,000     23,000
Options canceled......................        --    (6,200)   (40,000)
Options exercised.....................        --    (2,900)    (4,500)
                                       --------- ---------  ---------
Options outstanding end of year....... 1,436,000 1,457,900  1,436,400
                                       ========= =========  =========
Options exercisable end of year.......        --   418,425    682,230
                                       ========= =========  =========

                        United Defense Industries, Inc.

   Options granted in 1998 were at $10 per share and had an estimated grant date fair value of $4.51 per option. Options granted in 1999 were at $20 per share and had an estimated grant date fair value of $9.56 per option. Options were granted at $20 and $25 during the year ended December 31, 2000 and had an estimated weighted average fair value on the date of grant of $6.95. The weighted-average exercise price and weighted-average remaining contractual life of the stock options outstanding at December 31, 2000 was $10.30 and eight years, respectively.

   Had compensation cost for the Company's stock option plans been determined based upon the fair value at the grant date for awards under the plan consistent with the methodology prescribed under Statement of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation, the Company's net loss in 1998 would have increased by approximately $560,000 ($.03 per diluted share), the net income in 1999 would have decreased by approximately $1,459,000 ($.08 per diluted share), and the net income in 2000 would have decreased by approximately $1,250,000 ($0.07 per diluted share). The effect of applying SFAS No. 123 on the net income as stated above is not necessarily representative of the effects on reported net income (loss) for future years due to, among other things, (1) the vesting period of the stock options and (2) additional stock options that may be granted in future years.

   The fair value of each option grant is estimated on the date of grant using the minimum value model with the following assumptions used for grants in 1998, 1999 and 2000: dividend yield of 0%; risk-free interest rate of 6%, 6.5% and 5.5%; and expected life of the option term of 10 years, 10 years and 7 years.

Employee Stock Purchase Plan

   Under the Employee Stock Purchase Plan (the "ESPP"), certain employees are provided the opportunity to purchase shares of the Company's common stock at its estimated fair value. Certain of these purchases were eligible for financing provided by the Company. Related loans including interest at 7.5%, are due in five years. During 1998, 739,624 shares were sold at a price of $10 per share.

11. Income Taxes

   The provision for income taxes for year ended December 31, 1998 was solely for federal income taxes payable by the Company's Foreign Sales Corporation ("FSC") subsidiary. The FSC incurred income taxes amounting to $3.3 million, $1.7 million and $2.7 million during the years ended December 31, 1998, 1999 and 2000, respectively. For the years ended December 31, 1999 and 2000, the provision for income taxes also includes alternative minimum tax currently payable by the Company of $1.2 million and $1.9 million, respectively. For the year ended December 31, 2000, the provision also includes foreign income taxes related to Bofors of $1.4 million on income before income taxes of approximately $3 million.

                        United Defense Industries, Inc.

   The components of the net deferred tax asset are as follows (in thousands):

                                                   December 31,
                                                ------------------
                                                  1999      2000
                                                --------  --------
Deferred tax assets:
Accrued expenses............................... $ 43,113  $ 35,428
Net operating loss carryforwards...............   88,093    53,882
Depreciation...................................   13,701    11,369
Other..........................................    2,954     1,633
                                                --------  --------
                                                 147,861   102,312
Deferred tax liabilities:
Intangibles, accrued compensation, and benefits  (84,994)  (65,476)
Other..........................................       --     4,563
                                                --------  --------
                                                 (84,994)  (60,913)
                                                --------  --------
Net deferred tax asset.........................   62,867    41,399
Valuation allowance............................  (62,867)  (41,399)
                                                --------  --------
Net deferred taxes on balance sheet............ $     --  $     --
                                                ========  ========

   The net deferred tax asset at December 31, 1999 and 2000 has been offset by a valuation allowance. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible and subject to any limitations applied to the use of carryforward tax attributes.

   The Company has approximately $135 million in net operating loss carryforwards which expire at varying dates through 2018.

12. Fair Value of Financial Instruments

   The carrying amount of the Company's financial instruments included in current assets and current liabilities approximates their fair value due to their short-term nature. At December 31, 1999, the fair market value of the Company's long-term debt was estimated to be $149.8 million and $191.5 million for the senior credit facility and subordinated debt, respectively. At December 31, 2000, fair market value of the Company's long-term debt was estimated to be $86.6 million and $171.9 million for the senior credit facility and subordinated debt, respectively.

13. Significant Customer and Export Sales

   Sales to various agencies of the U.S. Government aggregated $968.3 million, $995.0 million and $832.9 million during the years ended December 31, 1998, 1999 and 2000, respectively.

   At December 31, 1999 and 2000, trade accounts receivable from the U.S. Government totaled $29.8 million and $66.8 million, respectively.

   Export sales, including sales to foreign governments transacted through the U.S. Government, were $230.3 million, $218.6 million and $297.6 million during the years ended December 31, 1998, 1999 and 2000,

                        United Defense Industries, Inc.

respectively. In addition there were sales to foreign governments transacted by the Company's foreign subsidiary of $53.4 million during the year ended December 31, 2000.

14. Related Party Transactions

   During 1998, Carlyle provided consulting assistance in development of management operating policies and procedures, for which the Company incurred a charge to operations of $2.0 million. Additionally, the management agreement between the Company and Carlyle requires an annual fee of $2.0 million for various management services. During December 31, 1998, 1999 and 2000, the Company recorded charges of $2.0 million each year relating to these services.

   In connection with the refinancing of the Company's debt in August 2001 (see
Note 8), Carlyle was paid a fee of $1.2 million, which is included in deferred financing costs. Additionally, the Company paid Carlyle $2.3 million out of the refinancing proceeds for other non-recurring management and consulting services, which is included in selling, general and administrative expenses.

15. Restructuring

   During the third quarter of 1998, the Company approved a restructuring plan designed to rationalize production and lower costs at its Fridley, Minnesota facility. The plan called for shifting a significant portion of production and final assembly to other Company sites and outsourcing certain other operations. In 1998 the Company recorded a charge of $36.2 million for estimated employee termination expenses, acceleration of recognition for benefit costs that were curtailed, and charges for impaired assets. This charge did not significantly impact operating funds as it mostly represents either asset write-offs or costs that will be provided for out of an overfunded pension plan. Remaining accrued expenses are $1.1 million at December 31, 2000.

16. Employees' Thrift Plan

   Substantially all of the Company's domestic employees are eligible to participate in defined contribution savings plans designed to comply with the requirements of the Employee Retirement Income Security Act of 1974 (ERISA) and
Section 401(k) of the Internal Revenue Code. Charges against income for matching contributions to the plans were $8.1 million, $8.1 million, and $7.9 million in the years ended December 31, 1998, 1999 and 2000, respectively.

17. Earnings Per Share and Unaudited Pro Forma Earnings Per Share

   Basic and diluted earnings per share results for all periods presented were computed based on the net loss or net income for the respective periods. The weighted average number of common shares outstanding during the period was used in the calculation of basic earnings per share and for periods other than 1998, this number of shares was increased by the effects of dilutive stock options based on the treasury stock method in the calculation of diluted earnings per share. The diluted loss per share for 1998 was computed in the same manner as the basic loss per share, since adjustments related to the dilutive effects of stock options would have been antidilutive.

   Unaudited pro forma diluted earnings per share are presented only for the year ended December 31, 2000 and the nine months ended September 30, 2001. In accordance with SEC Staff Accounting Bulletin No. 55, pro forma earnings per common share gives effect to the issuance of the shares sold by the Company in this offering as if those shares were issued on January 1, 2000 and used to fund a portion of the dividend paid in August 2001.

                        United Defense Industries, Inc.

                                                                                Nine months ended
                                                      Year ended December 31,     September 30,
                                                     -------------------------- ----------------
                                                       1998      1999    2000    2000     2001
(In thousands, except per share data)                ---------  ------- ------- ------- --------
                                                                                   (Unaudited)
Net (loss) income:
(Loss) income before extraordinary item............. $(120,007) $ 1,541 $20,965 $16,582 $ 20,934
Extraordinary item - net gain (loss) from
  extinguishment of debt............................        --       --     680     680  (22,599)
                                                     ---------  ------- ------- ------- --------
Net (loss) income for basic
  and diluted computations.......................... $(120,007) $ 1,541 $21,645 $17,262 $ (1,665)
                                                     =========  ======= ======= ======= ========
Average common shares outstanding:
Average number of common shares outstanding for
  basic computations................................    17,696   18,041  18,037  18,038   18,082
Dilutive stock options-based on the treasury stock
  method............................................        --      649     816     807      880
                                                     ---------  ------- ------- ------- --------
Average number of common shares outstanding for
  diluted computations..............................    17,696   18,690  18,853  18,845   18,962
                                                     =========  ======= ------- ======= --------
Assumed issuance of common shares to fund portion of
  dividends.........................................
                                                                        -------         --------
Average number of common shares outstanding for pro
  forma diluted computations........................
                                                                        =======         ========
(Loss) earnings per share:
Earnings per share--basic:
   (Loss) income before extraordinary item.......... $   (6.78) $  0.09 $  1.16 $  0.92 $   1.16
   Extraordinary item--net gain (loss) from
     extinguishment of debt.........................        --       --    0.04    0.04    (1.25)
                                                     ---------  ------- ------- ------- --------
   Net (loss) income................................ $   (6.78) $  0.09 $  1.20 $  0.96 $  (0.09)
                                                     =========  ======= ======= ======= ========
Earnings per share--diluted:
   (Loss) income before extraordinary item.......... $   (6.78) $  0.08 $  1.11 $  0.88 $   1.10
   Extraordinary item--net gain (loss) from
     extinguishment of debt.........................        --       --    0.04    0.04    (1.19)
                                                     ---------  ------- ------- ------- --------
   Net (loss) income................................ $   (6.78) $  0.08 $  1.15 $  0.92 $  (0.09)
                                                     =========  ======= ------- ======= --------
Unaudited pro forma earnings per share--diluted:
   Net (loss) income................................                    $               $
                                                                        =======         ========

                                    Shares

 [LOGO]
   UNITED DEFENSE

                        UNITED DEFENSE INDUSTRIES, INC.

                                 Common Stock

                              -------------------
                                  PROSPECTUS
                                    , 2001
                              -------------------

                                LEHMAN BROTHERS
                             GOLDMAN, SACHS & CO.
                              MERRILL LYNCH & CO.
                          CREDIT SUISSE FIRST BOSTON

                                     PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   Set forth below is a table of the registration fee for the Securities and Exchange Commission, the filing fee for the National Association of Securities Dealers, Inc., the listing fee for the New York Stock Exchange and estimates of all other expenses to be incurred in connection with the issuance and distribution of the securities described in the registration statement, other than underwriting discounts and commissions:

SEC registration fee............. $75,000
NASD filing fee..................  30,500
NYSE listing fee.................       *
Printing and engraving expenses..       *
Legal fees and expenses..........       *
Accounting fees and expenses.....       *
Transfer agent and registrar fees       *
Miscellaneous....................       *
                                  -------
   Total......................... $     *
                                  =======

--------
* To be completed by amendments.

Item 14. Indemnification of Directors and Officers

   Our company is incorporated under the laws of the State of Delaware. Reference is made to Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except
(1) for any breach of the director's duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (4) for any transaction from which a director derived an improper personal benefit.

   Reference is also made to Section 145 of the DGCL, which provides that a corporation may indemnify any person, including an officer or director, who is, or is threatened to be made, party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of such corporation, by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the corporation's best interest and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any officer or director in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

   Our amended and restated by-laws provides for indemnification of the officers and directors to the full extent permitted by applicable law.

   The Underwriting Agreement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

Item 15. Recent Sales of Unregistered Securities

   There have been no sales of unregistered securities within the past three years.

Item 16. Exhibits and Financial Statement Schedule

   (a) Exhibits

Exhibit
  No.                                         Description of Exhibit
-------                                       ----------------------

 1.1(1) Form of Underwriting Agreement.

 3.1(1) Second Amended and Restated Certificate of Incorporation of United Defense Industries, Inc.

 3.2(1) Second Amended and Restated Bylaws of United Defense Industries, Inc.

 4.1(1) Form of stock certificate of common stock.

 4.2(2) Form of Stockholders Agreement, by and among Iron Horse Investors, L.L.C., United Defense
          Industries, Inc. and each other holder of Common Stock.

 4.3(2) Stockholders Agreement, dated as of July 22, 1998, by and between Iron Horse Investors, L.L.C.,
          United Defense Industries, Inc., the UDLP Non-Qualified Trust and United Defense, L.P.

 4.4    Credit Agreement dated as of August 13, 2001 among Iron Horse Investors, L.L.C., United Defense
          Industries, Inc., various lending institutions party thereto, Deutsche Banc Alex. Brown Inc. and
          Lehman Brothers Inc., as co-lead arrangers, Citicorp USA, Inc. and The Bank of Nova Scotia and
          Credit Lyonnais New York Branch. as Documentation Agents, Bankers Trust Company as
          Administrative Agent and Lehman Commercial Paper Inc. as Syndication Agent.

 4.5(2) United Defense Stock Option Plan.

 4.6(2) Form of Option Contract.

 4.7(2) United Defense Industries, Inc. Equity Purchase Plan.

 4.8(1) Registration Rights Agreement by and between Iron Horse Investors, L.L.C. and United Defense
          Industries, Inc.

 4.9(1) Management Incentive Plan.

 5.1(1) Opinion of Latham & Watkins.

10.1    Sub-Lease Agreement among the Louisville/Jefferson County Development Authority, Inc. and
          United Defense, L.P., as amended by that certain First Amendment to Sublease of Real and
          Personal Property Agreement among the Louisville/Jefferson County Development Authority, Inc.
          and United Defense, L.P., as supplemented by Modifications Nos. 1-12.

10.2    Facilities contract number N00024-93-E-8521, dated November 16, 1992 among United Defense,
          L.P., Armament Systems Divisions and the U.S. Government Naval Sea Systems Command for the
          use of the government owned facility located at 4800 East River Road, Minneapolis, MN 55459, including Amendment dated September 30, 2001.

10.3(1) Lease dated March 1, 2000 by and between LNR Santa Clara I, LLC, and United Defense, L.P.

10.4(2) Management Agreement dated October 6, 1997 among United Defense Industries, Inc., United
          Defense, L.P. and TC Group Management, L.L.C.

10.5(3) Professional Service Agreement with J.H. Binford Peay, III.


10.6(3)  Professional Service Agreement with John M. Shalikashvili.

10.7(4)  Professional Service Agreement with Robert M. Kimmitt.

10.8(5)  Executive Compensation Agreement with Thomas W. Rabaut, dated as of May 21, 1999.

10.9     First Amendment to Employment Agreement with Thomas W. Rabaut, dated as of July 18, 2001.

10.10(5) Executive Compensation Agreement with Frederick M. Strader, dated as May 21, 1999.

10.11(5) Executive Compensation Agreement with Peter C. Woglom, dated as of May 21, 1999.

10.12    First Amendment to Employment Agreement with Peter C. Woglom, dated as of July 18, 2001.

10.13(5) Executive Compensation Agreement with Francis Raborn, dated as of May 21, 1999.

10.14    First Amendment to Employment Agreement with Francis Raborn, dated July 18, 2001.

21.1(6)  Subsidiaries of United Defense Industries, Inc.

23.1     Consent of Ernst & Young LLP.

23.2(1)  Consent of Latham & Watkins (included in Exhibit 5.1).

24.1     Power of Attorney (included in signature pages).

--------
(1) To be filed by Amendment.
(2) Incorporated by reference to the Company's Registration Statement on Form S-8 (333-60207) filed with the Securities and Exchange Commission on July 30, 1998.
(3) Incorporated by reference to the Company's Report on Form 10-Q for the quarter ended June 30, 1998.
(4) Incorporated by reference to the Company's Report on Form 10-K for the year ended December 31, 1998.
(5) Incorporated by reference to the Company's Report on Form 10-Q for the quarter ended June 30, 1999.
(6) Incorporated by reference to the Company's Report on Form 10-K for the year ended December 31, 2000.

   (b) Financial Statement Schedules:

   Schedules have been omitted because the information required to be shown in the schedules is not applicable or is included elsewhere in our financial statements or accompanying notes.

Item 17. Undertakings

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

   The undersigned Registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denomination and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                  Signatures

   Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Arlington, State of Virginia on October 22, 2001.

                                          UNITED DEFENSE INDUSTRIES, INC.

                                             /s/  Thomas W. Rabaut
                                          By:
                                              ----------------------------------
                                             Thomas W. Rabaut
                                             President and Chief Executive
                                             Officer

                               Power of Attorney

   Each person whose signature appears below authorizes Francis Raborn and David V. Kolovat, or any of them, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to execute in his name and on his behalf, in any and all capacities, this Registrant's registration statement on Form S-1 relating to the common stock and any amendments thereto (and any additional registration statement related thereto permitted by Rule 462(b) promulgated under the Securities Act of 1933 (and all further amendments, including post-effective amendments thereto)), necessary or advisable to enable the registrant to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, in respect thereof, in connection with the registration of the securities which are the subject of such registration statement, which amendments may make such changes in such registration statement as such attorney may deem appropriate, and with full power and authority to perform and do any and all acts and things whatsoever which any such attorney or substitute may deem necessary or advisable to be performed or done in connection with any or all of the above-described matters, as fully as each of the undersigned could do if personally present and acting, hereby ratifying and approving all acts of any such attorney or substitute.

   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

        Signature                        Title                      Date
        ---------                        -----                      ----

   /s/ THOMAS W. RABAUT    President, Chief Executive Officer October 22, 2001
--------------------------   and Director
     Thomas W. Rabaut

    /s/ FRANCIS RABORN     Vice President, Chief Financial    October 22, 2001
--------------------------   Officer and Director
      Francis Raborn

/s/ WILLIAM E. CONWAY, JR. Chairman of the Board of Directors October 22, 2001
--------------------------
  William E. Conway, Jr.

  /s/ FRANK C. CARLUCCI    Director                           October 22, 2001
--------------------------
    Frank C. Carlucci

    /s/ PETER J. CLARE     Director                           October 22, 2001
--------------------------
      Peter J. Clare

                      Signature           Title         Date
                      ---------           -----         ----

                  /s/ ALLAN M. HOLT      Director October 22, 2001
              --------------------------
                    Allan M. Holt

                /s/ ROBERT M. KIMMITT    Director October 22, 2001
              --------------------------
                  Robert M. Kimmitt

              /s/ J.H. BINFORD PEAY, III Director October 22, 2001
              --------------------------
                J.H. Binford Peay, III

              /s/ JOHN M. SHALIKASHVILI  Director October 22, 2001
              --------------------------
                John M. Shalikashvili